FISCAL YEAR

2013

Annual Report

Notice of annual meeting and proxy statement



AUTODESK.



April 29, 2013

Dear Autodesk Stockholder:

You are cordially invited to attend Autodesk's 2013 Annual Meeting of Stockholders to be held on Thursday, June 13, 2013, at 3:00 p.m., Pacific Time, at our San Francisco office, The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

The 2013 Annual Meeting of Stockholders will be held for the following purposes:

1. To elect the nine directors listed in the accompanying Proxy Statement;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2014;
3. To hold a non-binding vote to approve compensation for our named executive officers; and
4. To transact such other business as may properly come before the Annual Meeting.

The accompanying Notice of 2013 Annual Meeting of Stockholders and Proxy Statement describe these proposals in greater detail. We encourage you to read this information carefully.

This year we are once again relying on the Securities and Exchange Commission rule that allows us to furnish our proxy materials to our stockholders over the Internet rather than in paper form. We believe this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without hindering our stockholders' timely access to this important information.

We hope that you will be able to attend this year's Annual Meeting. We will report on fiscal 2013, and there will be an opportunity for all stockholders present to ask questions. Whether or not you plan to attend the meeting, please ensure that you are represented by voting in advance. You can vote on the Internet, by telephone, or by requesting, signing and returning a proxy card. Your vote is important.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Autodesk.

Very truly yours,

Carl Bass
President and Chief Executive Officer

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NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Time and Date	Thursday, June 13, 2013, at 3:00 p.m., Pacific Time.
Place	Autodesk's San Francisco office, located at: The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.
Items of Business	(1) To elect the nine directors listed in the accompanying Proxy Statement to serve for the coming year and until their successors are duly elected and qualified. (2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2014. (3) To hold a non-binding vote to approve compensation for our named executive officers. (4) To transact such other business as may properly come before the Annual Meeting. These items of business are more fully described in the Proxy Statement accompanying this Notice of 2013 Annual Meeting of Stockholders.
Adjournments and Postponements	Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.
Record Date	You are entitled to vote if you were a stockholder of record as of the close of business on April 19, 2013.
Voting	**Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the Proxy Statement and to vote. You can vote on the Internet, by telephone, or by requesting, signing and returning your proxy card as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers About the 2013 Annual Meeting and Procedural Matters" beginning on page 1 of the Proxy Statement and the instructions on the notice of Internet availability of proxy materials.** All stockholders are cordially invited to attend the Annual Meeting. If you attend the Annual Meeting, you may vote in person even if you previously signed and returned a proxy card or voted on the Internet or by telephone.

By Order of the Board of Directors,



Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

This notice of Annual Meeting, Proxy Statement and accompanying form of proxy card are being distributed and made available on or about April 29, 2013.

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TABLE OF CONTENTS

PROXY STATEMENT FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE 2013 ANNUAL MEETING AND PROCEDURAL MATTERS

2013 Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors ("Board") of Autodesk, Inc. ("Autodesk," "we" or "our") is providing these proxy materials to you in connection with the solicitation of proxies for use at our 2013 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 13, 2013, at 3:00 p.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. We are providing these materials to all of our stockholders through a Notice of Internet Availability of Proxy Materials (the "Notice") unless a stockholder has specifically requested a full set paper copy of this Proxy Statement together with our fiscal year 2013 Annual Report.

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set paper copy of this Proxy Statement and fiscal year 2013 Annual Report?

A: We are once again relying on a Securities and Exchange Commission ("SEC") rule that allows companies to furnish their proxy materials over the Internet rather than in paper form. This rule allows us to send all of our stockholders a Notice that explains how to access the proxy materials over the Internet or how to request a paper copy of proxy materials. If you would prefer to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, please follow the instructions contained in the Notice. Proxy materials for our 2014 and future annual meetings of stockholders will be delivered to all of our stockholders by a Notice rather than in paper form unless a stockholder specifically requests to receive printed proxy materials.

Q: Why did I receive a full set paper copy of this Proxy Statement in the mail and not a Notice regarding the Internet availability of proxy materials?

A: Stockholders who previously requested full paper copies of the proxy materials are receiving paper copies of the proxy materials instead of a Notice this year. If you would like to reduce the costs we incur in printing and mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided at *www.autodesk.com* under "Investor Relations" or on your proxy card or voting instruction form.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at Autodesk's San Francisco office, located at The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105. The telephone number at that location is (415) 356-0700. Directions and maps to the Annual Meeting are available at *www.autodesk.com* under "Contact Us."

Q: Can I attend the Annual Meeting?

A: Yes, you can attend the Annual Meeting in person if you are a stockholder of record or a beneficial owner as of April 19, 2013 (the "Record Date"). Please notify David Gennarelli, Autodesk's Director of Investor Relations, by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* if you plan to attend the Annual Meeting. You will need proof of identity to enter the Annual Meeting. If your shares are held in a brokerage account or by a bank or another nominee, you also will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. The Annual Meeting will begin promptly at 3:00 p.m., Pacific Time. Please leave ample time for parking and to check in.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record*—If your shares are registered directly in your name with Autodesk's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the "stockholder of record." If you are a stockholder of record, these proxy materials have been sent directly to you by Autodesk.

Beneficial owners—Most Autodesk stockholders hold their shares through a broker, trustee or nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker, trustee or nominee. That entity is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to do so.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of Autodesk's Common Stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to receive notice of and to vote their shares at the Annual Meeting. Beneficial owners have the right to direct their broker, trustee or nominee on how to vote their shares, as described above. Stockholders are entitled to cast one vote for each share of Common Stock they hold as of the Record Date.

As of the Record Date, there were 224,323,071 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of Autodesk's Preferred Stock were outstanding.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Stockholders are counted as present if they are present in person at the Annual Meeting or have properly submitted a proxy card. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are therefore included for purposes of determining whether a quorum is present at the Annual Meeting.

Q: What are "broker non-votes"?

A: Generally, if shares are held in street name, the beneficial owner is entitled to give voting instructions to the broker or other agent holding the shares. If the beneficial owner does not provide voting instructions, the broker or other agent can still vote the shares with respect to matters that are considered "routine," but not with respect to "non-routine" matters. Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker, trustee or nominee holding the shares as to how to vote on matters deemed "non-routine." If a broker or other record holder of our Common Stock

indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, then those shares will be treated as broker non-votes with respect to that proposal. Accordingly, if you own shares through a broker or other agent, please be sure to instruct your nominee how to vote to ensure that your vote is counted on each of the proposals.

Q: Which ballot measures are considered "routine" or "non-routine"?

A: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2014 (Proposal 2) is considered routine under applicable rules. A broker, trustee or nominee holding shares may generally vote on routine matters, so there should not be any broker non-votes in connection with Proposal 2. The election of the nine directors listed in the accompanying Proxy Statement (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are matters considered non-routine under applicable rules. A broker or other agent cannot vote without instructions on non-routine matters, so there may be broker non-votes on Proposal 1 and Proposal 3.

Proxy Materials

Q: How can I vote my shares in person at the Annual Meeting?

A: If you hold shares in your name as the stockholder of record, you may vote those shares in person at the Annual Meeting. If you hold shares beneficially in street name, you may vote those shares in person at the Annual Meeting only if you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to do so. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below so that your vote will be counted if you later decide not to attend.***

Q: How can I vote my shares without attending the Annual Meeting?

A: If you are a stockholder of record, you may instruct the proxy holders how to vote your shares in one of three ways:

- by using the Internet voting site,
- by calling the toll-free telephone number listed on the proxy card and Notice, or
- by requesting a proxy card from Autodesk by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com*, and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided.

Proxy cards submitted by mail must be received by the time the Annual Meeting begins in order for your shares to be voted. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board.

Specific instructions for using the telephone and Internet voting systems are on the proxy card and Notice. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern Time) on June 12, 2013.

If you are a beneficial owner, you will receive instructions from your broker, trustee or nominee that you must follow in order to have your shares voted. These instructions will indicate if Internet and telephone voting are available, and if so, how to access and use those methods.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

(1) To elect the nine directors named in this Proxy Statement to serve for the coming year and until their successors are duly elected and qualified;
(2) To ratify the appointment of Ernst & Young LLP as Autodesk's independent registered public accounting firm for the fiscal year ending January 31, 2014; and
(3) To approve, on an advisory basis, the compensation of our named executive officers.

Q: What is the voting requirement to approve these proposals?

A: *Proposal One*—A majority of the votes duly cast is required for the election of each director. If the number of shares voted "for" a director nominee exceeds the number of votes cast "against," the nominee will be elected as a director of Autodesk to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the nine nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election.

Proposal Two—The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Ernst & Young LLP as Autodesk's independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three—The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve, on an advisory basis, the compensation of our named executive officers.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Q: What happens if I do not cast a vote?

A: *Stockholders of record*—If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Beneficial owners—If you hold your shares in street name and you do not cast your vote, your broker, trustee or nominee can use its discretion to vote on ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. However, you must cast your vote if you want it to count in the election of directors and the non-binding approval of compensation for our named executive officers.

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker was allowed to vote on your behalf as the broker deemed appropriate. Due to recent rule changes, your broker may no longer vote your uninstructed shares with respect to Proposal One or Proposal Three. Your broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Autodesk's independent registered public accounting firm (Proposal Two).

Q: How does the Board recommend that I vote?

A: The Board unanimously recommends that you vote your shares "**FOR**" the election of each of the nine nominees listed in Proposal One, "**FOR**" the ratification of the appointment of Ernst & Young LLP as Autodesk's independent registered public accounting firm for the fiscal year ending January 31, 2014, and "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting and not revoked before the polls are closed will be voted in accordance with the instructions on those proxy cards. If no instructions are indicated on an otherwise properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (for the purpose of soliciting additional proxies or otherwise), the persons named as proxies will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: If you are a beneficial owner, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting, subject to any rules or procedures your broker, trustee or nominee may have,.

If you are a stockholder of record, there are two ways you can change your vote. Before your shares are voted at the Annual Meeting, you can file with Autodesk's General Counsel a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares. Alternatively, you can attend the Annual Meeting and vote in person. (Simply attending the Annual Meeting without actually voting will not revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change that vote by subsequently making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in street name, there are two ways you can change your vote. You can submit new voting instructions to your broker, trustee or nominee. Alternatively, if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, you can attend the Annual Meeting and vote in person.

Any written notice of revocation or subsequent proxy card must be received by Autodesk's General Counsel before the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand-delivered to Autodesk's General Counsel or sent to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Autodesk will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. Autodesk may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Autodesk may also solicit proxies in person or by other means of communication. Such directors, officers and employees may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation, but will not receive any additional compensation. Autodesk has engaged the services of AST Phoenix Advisors, a professional proxy solicitation firm, to aid in the solicitation of proxies from stockholders, including certain brokers, trustees, nominees and other institutional owners, for a fee of approximately $8,500 plus costs and expenses.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and expect to provide final results in a Current Report on Form 8-K within four business days of the Annual Meeting. In addition, the results will be posted on our website, at *www.autodesk.com* under "Investor Relations."

Stockholder Proposals and Director Nominations at Future Meetings

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: Stockholders may present proper proposals for inclusion in Autodesk's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Autodesk's General Counsel in a timely manner. In order to be included in the proxy statement for the 2014 Annual Meeting of Stockholders, proposals must be received by Autodesk's General Counsel no later than December 30, 2013, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act").

In addition, Autodesk's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made by or at the direction of the Board, or by any stockholder entitled to vote who has delivered written notice to Autodesk's General Counsel during the Notice Period (as defined below). Any such notice must contain specified information concerning the nominee(s) and the stockholder proposing such nomination(s). A stockholder who wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for director should read the procedures discussed in "Corporate Governance-Nominating Process for Recommending Candidates for Election to the Board" on page 21 of this Proxy Statement.

Autodesk's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is brought (1) pursuant to the notice of meeting (or any supplement thereto), (2) by or at the direction of the Board, or (3) by a stockholder who has delivered written notice setting forth all information required by Autodesk's Bylaws to Autodesk's General Counsel during the Notice Period (as defined below).

For the purposes described above, the "Notice Period" begins 75 days before the one-year anniversary of the date on which Autodesk first mailed its proxy materials for the previous year's annual meeting of stockholders, and lasts for 30 days. As a result, the Notice Period for the 2014 Annual Meeting of Stockholders will be from February 13, 2014 to March 15, 2014.

If a stockholder who has notified Autodesk of an intention to present a proposal at an annual meeting does not appear to present that proposal, Autodesk need not present the proposal for vote at such meeting.

Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?

A: You can obtain a copy of the full text of the bylaw provisions discussed above by writing to the General Counsel of Autodesk or from *www.autodesk.com* under "Investor Relations-Corporate Governance." All notices of proposals by stockholders should be sent to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Additional Information About the Proxy Materials

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards, voting instruction cards or Notices. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each account. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each Autodesk proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: How may I obtain a separate Notice or a separate set of proxy materials and Fiscal Year 2013 Annual Report?

A: If you share an address with another stockholder, you may not each receive a separate Notice or a separate copy of the proxy materials and Fiscal Year 2013 Annual Report.

Stockholders who do not receive a separate Notice or a separate copy of the proxy materials and Fiscal Year 2013 Annual Report may request their own documents by calling (415) 507-6705 or by sending an email to *investor.relations@autodesk.com*. Similarly, stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials and Fiscal Year 2013 Annual Report can request to receive a single copy by following the instructions above.

Q: What is the mailing address for Autodesk's principal executive offices?

A: Autodesk's principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903.
Any written requests for additional information, additional copies of the proxy materials and Fiscal Year 2013 Annual Report, notices of stockholder proposals, recommendations for candidates to the Board, communications to the Board or any other communications should be sent to this address.

Our Internet address is *www.autodesk.com*. The information posted on our website is not incorporated into this Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on June 13, 2013

The Proxy Statement and Annual Report to Stockholders are available at:

https://materials.proxyvote.com/052769

PROPOSAL ONE - ELECTION OF DIRECTORS

Nominees

Autodesk's Bylaws currently set the number of directors at ten. Charles J. Robel has informed the Board that he will not seek reelection to the Board at the Annual Meeting. Accordingly, upon the recommendation of the Corporate Governance and Nominating Committee, the Board has nominated nine individuals to be elected at the Annual Meeting. All of the nominees are presently directors of Autodesk and have consented to being named in this Proxy Statement and to serving as directors if elected. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nine nominees named below. Your proxy cannot be voted for a greater number of individuals than the number of nominees named in this Proxy Statement.

In the event that a nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the Board to fill the vacancy. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been duly elected and qualified.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information and Qualifications

The name, age as of March 31, 2013, certain biographical information about each nominee and the nominees' unique qualifications to serve on the Board are set forth below. There are no family relationships among any of our directors or executive officers.

See "Corporate Governance" and "Executive Compensation—Compensation of Directors" below for additional information regarding the Board, including procedures for nominations of directors.

Carl Bass



President and Chief Executive Officer, Autodesk, Inc.

Age: 55

Director since 2006

Mr. Bass joined Autodesk in September 1993 and has served as President and Chief Executive Officer since May 2006. Mr. Bass served as Interim Chief Financial Officer from August 2008 to April 2009. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. Mr. Bass has also held other executive positions within Autodesk. Mr. Bass was a director of McAfee, Inc. from January 2008 until its acquisition by Intel Corporation in February 2011. Mr. Bass has served on the board of directors of E2open, Inc. since July 2011.

Mr. Bass brings to the Board extensive experience in the technology industry and has spent nearly two decades in management roles within Autodesk. As our President and Chief Executive Officer, Mr. Bass possesses a deep knowledge and understanding of Autodesk's business, operations, and employees; the opportunities and risks we face; and management's strategy and plans for accomplishing Autodesk's goals. His service on the boards of directors of McAfee and E2open provided Mr. Bass with a strong understanding of his role as a director.

Pursuant to Mr. Bass' employment agreement, Autodesk has agreed to continue to nominate Mr. Bass to serve as a member of the Board for as long as he is employed by Autodesk.

Crawford W. Beveridge



Non-Executive Chairman of the Board of Directors, Autodesk, Inc.

Age: 67

Director since 1993

Mr. Beveridge is the non-executive Chairman of the Board of Directors. From April 2006 until January 2010, Mr. Beveridge served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Before joining Sun Microsystems in 1985, he held HR management positions in the United States and Europe with Hewlett-Packard, Digital Equipment Corporation and Analog Devices Inc. Mr. Beveridge has served as a non-executive board member of iomart Group plc since September 2011.

Mr. Beveridge is independent and his three decades of experience in the high technology industry provide him with a deep understanding of Autodesk's technology and business. His management positions with Sun Microsystems have also provided him with critical insight into the operational requirements of a global company and the management and consensus-building skills required to lead our Board as non-executive Chairman.

Mr. Beveridge's extensive international experience, gained from his roles as Chief Executive of Europe's largest economic development agency and as a member of the Council of Economic Advisers for Scotland, provides a valuable perspective to our Board.

J. Hallam Dawson



Director

Age 76

Director since 1988

Mr. Dawson is the founder of IDI Associates, a private investment bank specializing in Latin America, and served as Chairman of its board of directors from September 1986 to December 2012. From 1975 to 1984 he held positions at Crocker National Bank, including serving as president and a member of the board from 1980 to 1984. Prior to joining Crocker, Mr. Dawson was with The First National Bank of Chicago for 14 years.

Mr. Dawson, our longest serving independent director, brings to our Board over five decades of experience with finance, capital markets and accounting. He has a deep understanding of Autodesk's business and technology. As the former president of one of the country's largest banks, Mr. Dawson has the financial acumen necessary to serve on our Audit Committee. His deep international experience also provides him with an understanding of the challenges facing a global company. Mr. Dawson also brings strong consensus-building skills and a functional understanding of the role of the board of directors developed through his service as a director of public and private companies and a charitable organization.

Thomas Georgens



Director

Age: 53

Director since 2013

Mr. Georgens has served as the Chief Executive Officer and President of NetApp, Inc., a provider of data management solutions, since August 2009, and as a member of its board of directors since March 2008. Mr. Georgens joined NetApp in October 2005 as Executive Vice President and General Manager of Enterprise Storage Systems, and served as Executive Vice President of Product Operations from January 2007 through February 2008, and as President and Chief Operating Officer from February 2008 to August 2009. From 1996 to 2005, Mr. Georgens served in various roles at LSI Corporation, an electronics design company, and its subsidiaries, including as Chief Executive Officer of Engenio, President of LSI Logic Storage Systems, and Executive Vice President of LSI Logic. Prior to LSI, Mr. Georgens spent 11 years at EMC Corporation, a computer storage and data management company, in a variety of engineering and marketing positions. Mr. Georgens has been a member of the boards of directors of NetApp since March 2008 and Electronics for Imaging since April 2008.

Mr. Georgens, the newest member of our Board, is independent and has extensive experience in the technology industry. With over 25 years of experience working with various technology companies, he has a firm understanding of Autodesk's industry, business and technology. Mr. Georgens' experience at NetApp, including his executive and operational roles, and his service on the boards of directors of NetApp and Electronics for Imaging, gives Mr. Georgens a clear understanding of his role as a director.

Per-Kristian Halvorsen



Director

Age: 61

Director since 2000

Dr. Halvorsen has served as Chief Innovation Officer and Senior Vice President of Intuit, Inc. since January 2009. Previously, he served as Intuit's Chief Technology Innovation Officer from 2006 to 2007 and Chief Technology Officer from 2007 to 2008. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005. Prior to holding these positions, Dr. Halvorsen was a laboratory director at the Xerox Palo Alto Research Center (Xerox PARC), where he worked for 17 years. Dr. Halvorsen has been a member of the board of directors of Iron Mountain Incorporated since September 2009.

Dr. Halvorsen is independent and has extensive experience in the technology industry. His over two decades of experience working with various technology companies provides him with a firm understanding of Autodesk's industry, business and technology. His service on the boards of directors of Symantec Corporation and Iron Mountain Inc., where he also serves on the nominating and governance committee, give Dr. Halvorsen a clear understanding of his role as a director and provides him with the corporate governance knowledge necessary to serve as Chairman of our Corporate Governance and Nominating Committee.

Mary T. McDowell



Director

Age: 48

Director since 2010

Ms. McDowell served as Executive Vice President in charge of Nokia's Mobile Phones unit from July 2010 to July 2012. Previously, Ms. McDowell served as Executive Vice President and Chief Development Officer of Nokia Corporation from January 2008 to July 2010 and as Executive Vice President and General Manager of Enterprise Solutions of Nokia from January 2004 to December 2007. Prior to joining Nokia in 2004, Ms. McDowell spent 17 years in various executive, managerial and other positions at Compaq Computer Corporation and Hewlett-Packard Company, including serving as Senior Vice President, Industry-Standard Servers of Hewlett-Packard. Ms. McDowell also served as a director of NAVTEQ Corporation from July 2008 until July 2010.

Ms. McDowell is independent and brings to our Board extensive management experience in the technology industry. Her two and a half decades of experience working for global technology companies focused on innovation and collaboration provide her with a firm understanding of Autodesk's core mission, business and technology. Ms. McDowell is also a frequent public speaker on topics including strategy leadership and consumer centricity. Her years of service as an executive officer at Nokia and other technology companies, including Compaq Computer and Hewlett-Packard, provide her with the executive compensation knowledge necessary to serve on our Compensation and Human Resources Committee.

Lorrie M. Norrington



Director

Age: 53

Director since 2011



Ms. Norrington has over 30 years of operating experience in technology, software, and Internet businesses. Before leaving eBay, Inc. in March 2011, Ms. Norrington served as President of eBay Marketplace from July 2008 to September 2010. Previously, she served in a number of senior management roles at eBay from July 2006 until July 2008. Prior to joining eBay, Ms. Norrington served from June 2005 to July 2006 as President and CEO of Shopping.com, Inc., an online shopping comparison site. Prior to joining Shopping.com, Ms. Norrington served from August 2001 to January 2005 initially as Executive Vice President of small business, and later in the office of the CEO, at Intuit Inc., a business and financial management software company. Prior to joining Intuit, Ms. Norrington served in a variety of executive positions at General Electric Corporation over a twenty-year period, working in a broad range of industries and businesses. Ms. Norrington has served on the board of directors of DIRECTV since February 2011. She served on the boards of directors of McAfee, Inc. from December 2009 until its acquisition by Intel in February 2011, and Shopping.com from November 2004 to August 2005.

Ms. Norrington is independent and has extensive experience in online commerce and valuable management experience in the technology industry. Her three decades of building businesses and adapting to and capitalizing on rapid technological advancement provide Ms. Norrington with a strong understanding of Autodesk's industry, business and technology and the challenges Autodesk faces as we evolve our business model and adapt to customer needs and demands. Her experience as a chief executive officer provides her with the financial acumen necessary to serve on our Audit Committee. Also, she is an accredited fellow of the National Association of Corporate Directors and brings significant governance knowledge to the Board.

Stacy J. Smith



Director

Age: 50

Director since 2011



Mr. Smith has served as the Senior Vice President and Chief Financial Officer of Intel Corporation since January 2010. Mr. Smith joined Intel in 1988, became Vice President of Sales and Marketing in 2002, was appointed Vice President, Finance and Enterprise Services, and Chief Information Officer in May 2004, was appointed Vice President, Assistant Chief Financial Officer in March 2006, and in October 2007 was appointed Vice President, Chief Financial Officer. Mr. Smith has been a director of Gevo, Inc. since June 2010.

Mr. Smith is independent and brings over two decades of experience in the technology industry. Mr. Smith's experience at Intel, including his finance and executive roles, and his time spent overseas, provide him with a strong understanding of Autodesk's industry, business and international operational challenges. Mr. Smith's years of service as an executive officer at Intel provide him with the corporate governance knowledge necessary to serve on our Compensation and Human Resources Committee.

Steven M. West



Director

Age: 57

Director since 2007

Mr. West is a founder and partner of Emerging Company Partners, LLC, a technology consulting firm formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired in January 2001. From June 1996 to September 1999, he was President and Chief Executive Officer of Hitachi Data Systems. Prior to that, Mr. West worked at Electronic Data Systems Corporation from November 1984 to June 1996. Mr. West has served as a director of Cisco Systems, Inc. since April 1996.

Mr. West is independent and has extensive experience in the information technology industry. His three decades of experience, which includes founding Emerging Company Partners, provide Mr. West with a firm understanding of Autodesk's industry, business and technology. His past service on the boards of directors of several public and private companies provides Mr. West with a firm understanding of his role as a director. In addition, his service as a director and his participation in numerous audit committee and compensation committee focus groups provide Mr. West with the leadership skills and executive compensation knowledge necessary to serve as the Chairman of our Compensation and Human Resources Committee.

PROPOSAL TWO - RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of Autodesk for the fiscal year ending January 31, 2014, and recommends that the stockholders vote to ratify that appointment. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if the selection of Ernst & Young LLP is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Autodesk and its stockholders.

Ernst & Young LLP has audited our financial statements annually since the fiscal year ended January 31, 1983.

We expect a representative of Ernst & Young LLP to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to Autodesk by Ernst & Young LLP and its affiliates for the fiscal years ended January 31, 2013, and 2012.

	Fiscal 2013	Fiscal 2012
	(in thousands)	
Audit Fees (1)	$ 3,123.1	$ 2,479.1
Audit-Related Fees (2)	297.0	—
Tax Fees (3)	622.7	659.7
All Other Fees (4)	250.0	80.0
Total	$ 4,292.8	$ 3,218.8

(1) Audit Fees consisted of fees billed for professional services rendered for the integrated audit of Autodesk's annual financial statements and management's report on internal controls included in Autodesk's Annual Reports on Form 10-K, for the review of the financial statements included in Autodesk's Quarterly Reports on Form 10-Q and documents related to our December 2012 debt offering, and for other services, including statutory audits and services rendered in connection with SEC filings.

(2) Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to accounting-related consulting services.

(3) Tax Fees consisted of fees billed for tax compliance, consultation and planning services.

(4) Other fees consisted of fees for license compliance consultation services.

Pre-Approval of Audit and Non-Audit Services

All audit and non-audit services provided by Ernst & Young LLP and its affiliates to Autodesk must be pre-approved by the Audit Committee. The Audit Committee utilizes the following procedures in pre-approving such services. The Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by Ernst & Young LLP and its affiliates during the year.

Periodically, the Audit Committee is presented with an update of all pre-approved audit and non-audit services conducted. Any new audit and non-audit services to be provided by Ernst & Young LLP and its affiliates are updated, if necessary. The Audit Committee reviews the update and approves the proposed services if such services are deemed acceptable.

To ensure prompt handling of unexpected matters, the Chairman of the Audit Committee has authority to amend or modify the list of audit and non-audit services and fees so long as such additional or amended services do not affect Ernst & Young LLP's independence under applicable SEC rules. The Chairman reports any such action taken at subsequent Audit Committee meetings.

PROPOSAL THREE - NON-BINDING VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We are asking our stockholders to vote, on a non-binding advisory basis, to approve the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis" beginning on page 23 and the accompanying compensation tables and narrative discussion in this Proxy Statement (a "Say-on-Pay" vote). Stockholders are encouraged to read that information in its entirety to obtain a complete understanding of Autodesk's executive compensation program philosophy, design and linkage to stockholder interests.

Autodesk has designed its compensation programs to reward executives for producing results that are aligned with the interests of stockholders. We emphasize "at risk" compensation dependent upon prospective financial, strategic and stock price performance and a retrospective assessment of Autodesk's success to determine pay opportunities. On average, 77% of the Named Executive Officers' fiscal 2013 target total direct compensation opportunity was variable in nature and "at risk."
The compensation programs are a balance of performance-orientation and attraction, retention and motivation. Of the total compensation included in the Summary Compensation Table for fiscal 2013, long-term incentives constituted 77% of compensation for the CEO and an average of 60% of compensation for all the Named Executive Officers.

Past Say-on-Pay Votes, Stockholder Outreach and Actions Taken

At Autodesk's 2011 Annual Meeting of Stockholders, over 84% of the votes cast on the Say-on-Pay proposal were voted "FOR" approval of the Named Executive Officer compensation program. In the year that followed, Autodesk designed a Performance Stock Unit program and mandated stock ownership guidelines for all executive officers. Nonetheless, at the 2012 Annual Meeting of Stockholders, approximately 54% of the votes cast on the Say-on-Pay proposal were voted "FOR" approval of the Named Executive Officer compensation program.

Following the results of the 2012 Say-on-Pay vote, at the direction of the Compensation and Human Resources Committee, members of management contacted Autodesk's largest stockholders, representing over 60% of the outstanding Common Stock, to understand their views and concerns about Autodesk's executive compensation policies. After considering the stockholder feedback, the Compensation and Human Resources Committee expanded its review of Autodesk's executive compensation policies and practices and incorporated the feedback as part of the ongoing design of several aspects of the executive compensation programs during fiscal 2013. Principally, Autodesk implemented the following changes:

- Enhanced metrics of Performance Stock Unit awards to strengthen the link between Autodesk's financial performance and the amount that may be earned from those awards by:
  - Requiring that a portion of the awards be earned each year through the successful attainment of annual financial targets;
  - Linking the amounts that ultimately may be received from the awards to Relative Total Stockholder Return; and
  - Adding multi-year performance periods by incorporating one-year, two-year, and three-year relative total stockholder return ("TSR") measurements; and
- Further refined Autodesk's compensation peer group.

These changes enhanced the already strong compensation governance practices implemented by the Compensation and Human Resources Committee and more closely aligned the total direct compensation opportunity of the Named Executive Officers with Autodesk's objectives of driving meaningful annual financial growth and maximizing long-term value. See "Actions Relating to Stockholder Advisory Vote on Executive Compensation" on page 23 for more information regarding these changes.

Compensation Guiding Principles

We believe Autodesk's executive compensation program should be designed to attract, motivate, and retain talented executives and that compensation should be determined within a sensible framework that is tied to corporate and individual performance and long-term strategic goals. The general compensation objectives are to:

- Motivate executive officers to achieve business and financial goals;
- Balance rewards for short- and long-term performance;
- Recruit and retain the highest caliber of executives through competitive rewards; and
- Maintain consistency in compensating the executive officers and employees.

Within this framework, the total compensation for each executive officer varies based on three dimensions:

- Whether Autodesk achieves its short-term and long-term financial and non-financial objectives;
- Individual performance; and
- Autodesk TSR.

Executive compensation is variable and balanced between short- and long-term performance, all of which is tied to Autodesk's absolute or relative financial performance.

The executive compensation program includes performance-based short-term cash incentive compensation that rewards strong financial and operational performance, and long-term incentive compensation in the form of equity awards that reward relative TSR performance. Annual incentive cash payments are determined primarily by achievement of predetermined non-GAAP operating margin and revenue growth targets.

Compensation Governance Practices

A number of fundamental elements of our compensation programs support our overall philosophy, such as:

- Paying-for-performance;
- A mix of short- and long-term focused compensation;
- Meaningful stock ownership guidelines;
- Prohibiting executive officers from "hedging transactions" with Autodesk stock;
- The Compensation and Human Resources Committee's engagement of its own independent compensation consultant;
- Generally, no material benefits or perquisites not otherwise provided to other employees;
- A change in control program for our executive officers that requires both a change in control of Autodesk and termination of employment ("double trigger") before any payments are made and does not provide any "gross-ups;" and
- A strong risk management program.

Vote Recommendation

When casting the 2013 Say-on-Pay vote, we encourage our stockholders to consider our fiscal 2013 stockholder outreach and the changes we made to the executive compensation program to more closely align the total direct compensation opportunity of the Named Executive Officers with Autodesk's objectives of driving meaningful annual financial growth and maximizing long-term value. Accordingly, we ask our stockholders to vote "FOR" the advisory, non-binding Say-on-Pay proposal at the Annual Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY (NON-BINDING) VOTE APPROVING NAMED EXECUTIVE OFFICER COMPENSATION.

Autodesk is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our executive officers oversee a strong system of internal controls and compliance with corporate policies and applicable laws and regulations. Our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines; Code of Business Conduct and Ethics

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well, and maintaining our integrity in the marketplace. Over the years, we have devoted substantial attention to the subject of corporate governance and have developed Corporate Governance Guidelines (the "Guidelines"). The Guidelines set forth the principles that guide our Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers, and set corporate strategy.

The Board first adopted the Guidelines in December 1995 and has refined them periodically since then. For example, in March 2007, the Board amended the Guidelines to provide for majority voting in director elections, except for contested elections, and to provide that the Board would only nominate a director who has already submitted a resignation that will take effect if such director fails to receive a majority vote and the Board accepts the resignation. In March 2009, the Board again amended the Guidelines to provide for a non-executive Chairman of the Board. In March 2010, the Board amended the Guidelines to, among other things, clearly outline the Board's responsibility for overseeing Autodesk's risk management. In December 2011, the Board amended the Guidelines to address changes in a director's occupation, among other things. The Guidelines are available on our website at *www.autodesk.com* under "Investor Relations-Corporate Governance."

In addition, we have adopted a Code of Business Conduct for directors and employees, and a Code of Ethics for Senior Executive and Financial Officers, including our principal executive officer, principal financial officer, principal accounting officer, all senior vice presidents, and all individuals reporting to our principal financial officer, to ensure that our business is conducted in a consistently legal and ethical manner. Our current Code of Business Conduct and Code of Ethics for Senior Executive and Financial Officers are available on our website at *www.autodesk.com* under "Investor Relations-Corporate Governance." We will post on this section of our website any amendment to our Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers, as well as any waivers of the Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers that are required to be disclosed by the rules of the SEC or The NASDAQ Global Select Market ("NASDAQ").

Stock Ownership Guidelines

Our directors and executive officers are encouraged to be Autodesk stockholders through participation in our equity compensation plans. Beginning in fiscal 2013, the Board resolved to transition prior voluntary stock ownership guidelines to mandatory stock holding requirements for executive officers and directors. The new requirement for stock holdings provides that, within a four-year period, executive officers should attain an investment position in Autodesk stock equal to a fixed number of shares, depending on the individual's scope of responsibilities, and directors should attain an investment position in Autodesk stock of at least 10,000 shares. The Board reviews progress against these guidelines and requirements annually and updates them as appropriate. See "Executive Compensation—Compensation Discussion and Analysis" on page 23 for additional information regarding Autodesk's stock ownership guidelines.

Independence of the Board

As required by applicable NASDAQ listing standards, a majority of the members of our Board qualify as "independent." The Board has determined that, with the exception of Carl Bass, our President and Chief Executive Officer, all of its members are "independent directors" as that term is defined by applicable NASDAQ listing standards. That definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by applicable NASDAQ listing standards, the Board has made a subjective determination as to each independent director that no relationships exist that, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The independent directors meet regularly in executive session, without executive officers present, as part of the quarterly meeting procedure.

Board Meetings and Board Committees

The Board held a total of six meetings (including regularly scheduled and special meetings) during fiscal 2013. All directors attended at least 75% of the total number of meetings of the Board and committees of which he or she is a member, if any, during fiscal 2013, other than Dr. Halvorsen, who attended 69% of such meetings. Dr. Halvorsen was unable to attend a number of meetings due to work commitments and travel scheduling conflicts. The Board currently has three standing committees: an Audit Committee, a Compensation and Human Resources Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Charles J. Robel (Chairman), J. Hallam Dawson and Lorrie M. Norrington, each of whom is "independent" as such term is defined for audit committee members by applicable NASDAQ listing standards. The Board has determined that Ms. Norrington, Mr. Robel and Mr. Dawson are each an "audit committee financial expert" as defined in the rules of the SEC.

The Audit Committee held 13 meetings during fiscal 2013. The Audit Committee has adopted a written charter approved by the Board, which is available on Autodesk's website at www.autodesk.com under "Investor Relations—Corporate Governance."

On April 17, 2013, on the recommendation of the Corporate Governance and Nominating Committee, the Board approved the following appointments to the Audit Committee: Lorrie Norrington (Chairwoman), J. Hallam Dawson and Steven M. West. The Board has determined that each of these individuals is "independent," as such term is defined for audit committee members by applicable NASDAQ listing standards. These appointments will be effective on June 13, 2013, the date of the Annual Meeting.

See "Report of the Audit Committee of the Board of Directors" on page 63 for more information regarding the functions of the Audit Committee.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of Steven M. West (Chairman), Mary T. McDowell and Stacy J. Smith, each of whom qualifies as independent for compensation committee purposes under applicable NASDAQ listing standards, the requirements of Section 162(m) of the Internal Revenue Code ("Code"), and SEC Rule 16b-3 adopted under Section 16 of the Exchange Act.

The Compensation and Human Resources Committee reviews compensation and benefits for our executive officers and has authority to grant stock options and restricted stock units (RSUs) to executive officers and non-executive employees under our stock plans. The members of the Compensation and Human Resources Committee are non-employee directors who are not eligible to participate in Autodesk's discretionary employee stock programs. RSUs are granted automatically to non-employee directors under the non-discretionary 2012 Outside Directors' Stock Plan. See "Executive Compensation-Compensation Discussion and Analysis" on page 23 for a description of Autodesk's processes and procedures for determining executive compensation.

The Compensation and Human Resources Committee held eight meetings during fiscal 2013. The Compensation and Human Resources Committee has adopted a written charter approved by the Board, which is available on Autodesk's website at www.autodesk.com under "Investor Relations—Corporate Governance."

On April 17, 2013, on the recommendation of the Corporate Governance and Nominating Committee, the Board approved the following appointments to the Compensation and Human Resources Committee: Mary McDowell (Chairwoman), Thomas Georgens and Stacy J. Smith. The Board has determined that each of these individuals is independent for compensation committee purposes under applicable NASDAQ listing standards, the requirements of Section 162(m) of the Code, and SEC Rule 16b-3 adopted under Section 16 of the Exchange Act. These appointments will be effective on June 13, 2013, the date of the Annual Meeting.

The "Report of Compensation Committee" is included in this Proxy Statement on page 42.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Per-Kristian Halvorsen (Chairman) and Crawford W. Beveridge, each of whom qualifies as an independent director under applicable NASDAQ listing standards.

The Corporate Governance and Nominating Committee is responsible for developing general criteria regarding the qualifications and selection of members of the Board, and for recommending candidates for election to the Board. The Corporate Governance and Nominating Committee is also responsible for developing overall governance guidelines, overseeing the performance of the Board, and

reviewing and making recommendations regarding director composition and the mandates of Board committees. The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board submitted by Autodesk stockholders. For more information, see "Corporate Governance-Nominating Process for Recommending Candidates for Election to the Board" on page 21.

The Corporate Governance and Nominating Committee held five meetings during fiscal 2013. The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board, which is available on Autodesk's website at *www.autodesk.com* under "Investor Relations—Corporate Governance."

Board Leadership Structure

Our Corporate Governance Principles direct the Board to fill the Chairman of the Board and Chief Executive Officer positions after considering a number of factors, including the current size of our business, composition of the Board, current candidates for such positions, and our succession planning goals. We currently separate the positions of Chief Executive Officer and non-executive Chairman of the Board. Since March 2009, Mr. Beveridge, who previously served as our Lead Director, has served as our non-executive Chairman. Our Corporate Governance Principles also provide that, in the event the Chairman of the Board is not an independent director, the Board should elect a "Lead Independent Director." The responsibilities of the Chairman of the Board or the Lead Independent Director include: setting the agenda for each meeting of the Board, in consultation with the Chief Executive Officer; presiding at executive sessions; and facilitating communication with the Board, executive officers and stockholders.

Separating the positions of Chief Executive Officer and Chairman of the Board allows our President and Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing independent advice to, and oversight of, management. The Board believes that having an independent director serve as Chairman is the appropriate leadership structure for Autodesk at this time and demonstrates our commitment to good corporate governance.

In addition, as described above, our Board has three standing committees, composed entirely of independent directors. Our Board delegates substantial responsibility to these committees, which report their activities and actions back to the full Board. We believe that the independent committees and their independent chairpersons are an important aspect of the leadership structure of our Board.

Risk Oversight

Our Board, as a whole and through its committees, is responsible for the oversight of risk management. Our executive officers are responsible for the day-to-day management of the material risks Autodesk faces. In its oversight role, our Board must satisfy itself that the risk management processes designed and implemented by our executive officers are adequate and functioning as designed. The involvement of the full Board in setting our business strategy at least annually is a key part of its oversight of risk management, its consideration of our executive officers' appetite for risk, and its determination of what constitutes an appropriate level of risk. The full Board receives updates from our executive officers and outside advisors regarding certain risks Autodesk faces, including litigation, corporate governance best practices and various operating risks.

In addition, our Board committees each oversee certain aspects of risk management. For example, our Audit Committee is responsible for overseeing the management of risks associated with Autodesk's financial reporting, accounting and auditing matters; our Compensation and Human Resources Committee oversees our executive officer succession planning and risks associated with our compensation policies and programs; and our Corporate Governance and Nominating Committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board, and director succession planning. Our Board committees report their findings to the full Board.

Senior executive officers attend all meetings of the Board and its standing committees and are available to address any questions or concerns raised by the Board regarding risk management and any other matters. Annually, the Board holds strategic planning sessions with senior executive officers to discuss strategies, key challenges, and risks and opportunities for Autodesk.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation and Human Resources Committee are Mary T. McDowell, Stacy J. Smith and Steven M. West. Per-Kristian Halvorsen served as a member of the Compensation and Human Resources Committee through June 7, 2012, the date of our 2012 Annual Meeting of Stockholders. No director who served as a member of the Compensation and Human Resources Committee during fiscal 2013 is or was formerly an officer or employee of Autodesk or any of its subsidiaries. No interlocking relationship exists between any director who served as a member of the Compensation and Human

Resources Committee during fiscal 2013 and the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Nominating Process for Recommending Candidates for Election to the Board

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board and recommending candidates for election to the Board. It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. Stockholder recommendations for candidates to the Board must be directed in writing to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications; information regarding any relationships between the candidate and Autodesk within the last three years; and evidence that the nominating person owns Autodesk stock.

The Corporate Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board for selection, as director nominees are as follows:

- The Corporate Governance and Nominating Committee regularly reviews the current composition and size of the Board.
- The Corporate Governance and Nominating Committee oversees an annual evaluation of the performance of the Board as a whole and evaluates the performance of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board eligible for re-election, the Corporate Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Corporate Governance and Nominating Committee considers (1) the current size and composition of the Board and the needs of the Board and its committees, (2) such factors as character, judgment, diversity, age, expertise, business experience, length of service, independence, and other commitments, (3) relationships between directors and Autodesk's customers and suppliers, and (4) such other factors as the Committee may consider appropriate.
- While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (1) are predominantly independent, (2) have high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of the software industry and Autodesk's business in particular, (4) have qualifications that will increase overall Board effectiveness, (5) have varied and divergent experiences, viewpoints and backgrounds and (6) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Corporate Governance and Nominating Committee will review the qualifications of any such candidate, which review may, in the Corporate Governance and Nominating Committee's discretion, include interviewing references, direct interviews with the candidate, or other actions the Corporate Governance and Nominating Committee deems necessary or proper.
- The Corporate Governance and Nominating Committee has the authority to retain and terminate any third party search firm to identify director candidates, and has the authority to approve the fees and retention terms of such search firm.
- The Corporate Governance and Nominating Committee will apply these same principles when evaluating Board candidates who may be elected initially by the full Board to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.
- After completing its review and evaluation of director candidates, the Corporate Governance and Nominating Committee selects, or recommends to the full Board for selection, the director nominees.

The Corporate Governance and Nominating Committee does not have a formal written policy with regard to the consideration of diversity in identifying director nominees. However, as discussed above, diversity is one of the numerous criteria the Corporate Governance and Nominating Committee reviews before recommending a candidate.

Recently, the Corporate Governance and Nominating Committee reviewed the size and composition of our Board. On March 21, 2013, at the recommendation of the Corporate Governance and Nominating Committee, the Board amended Autodesk's bylaws to increase the size of

the Board from nine members to ten, to allow for the appointment of Thomas Georgens to the Board.

The Board (which includes our Chief Executive Officer) used the services of a third party search firm to help it identify, screen, conduct background investigations of, and interview potential director candidates. This process resulted in the appointment of Mr. Georgens on March 21, 2013.

Attendance at Annual Stockholders Meetings by Directors

Autodesk does not have a formal policy regarding attendance by members of the Board at the Annual Meeting of Stockholders. Directors are encouraged, but not required, to attend. All of our directors then serving attended the 2012 Annual Meeting of Stockholders.

Contacting the Board

Communications from stockholders to the non-employee directors should be addressed to the non-executive Chairman as follows: Autodesk, Inc., c/o General Counsel, 111 McInnis Parkway, San Rafael, California 94903, Attention: Non-Executive Chairman.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section of the Proxy Statement explains how the Compensation and Human Resources Committee of the Board (the "Committee") manages the compensation programs for Autodesk's executives. In particular, this Compensation Discussion and Analysis describes the material elements of the compensation awarded to, earned by, or paid to the executive officers. This section also provides an overview of Autodesk's executive compensation philosophy, program design and linkage to stockholder interests, as well as the current administration of Autodesk's executive compensation programs and each underlying compensation component.

Although the discussion primarily focuses on Autodesk's compensation programs for the fiscal year ended January 31, 2013 ("fiscal 2013"), compensation actions taken after fiscal 2013 are described to the extent they enhance the understanding of the fiscal 2013 executive compensation program.

The executive officers discussed in the Proxy Statement are called the "Named Executive Officers" or "NEOs." For fiscal 2013, the Named Executive Officers were:

- Carl Bass, President and Chief Executive Officer ("CEO");
- Mark J. Hawkins, Executive Vice President and Chief Financial Officer;
- Jan Becker, Senior Vice President, Human Resources and Corporate Real Estate;
- Steven M. Blum, Senior Vice President, Worldwide Sales and Services;
- Pascal W. Di Fronzo, Senior Vice President, General Counsel and Secretary;
- Amar Hanspal, Senior Vice President, Information Modeling and Platform; and
- Robert Kross, Senior Vice President, Design, Lifecycle and Simulation.

As a result of Autodesk's fiscal 2013 reorganization, Mr. Hanspal's and Mr. Kross' roles and responsibilities changed, resulting in a change in their executive officer status. Mr. Hanspal and Mr. Kross each continue to play a pivotal role at Autodesk.

Autodesk's compensation programs are designed to reward executives for producing results that are aligned with the interests of stockholders by emphasizing "at risk" compensation dependent upon prospective financial, strategic and stock price performance and a retrospective assessment of Autodesk's success to determine pay opportunities. The compensation programs are a balance of performance-orientation and attraction, retention and motivation: Of the total compensation included in the Summary Compensation Table for fiscal 2013, long-term incentives constituted 77% of compensation for the CEO and an average of 60% of compensation for all the NEOs.

Executive Summary

Actions Relating to Stockholder Advisory Vote on Executive Compensation

The Board approved a policy to hold stockholder advisory votes on the compensation of the Named Executive Officers (also known as "Say-on-Pay") at each Annual Meeting of Stockholders. At the June 2011 Annual Meeting, over 84% of the votes cast on the Say-on-Pay proposal were voted "FOR" approval of the Named Executive Officer compensation program for fiscal 2011. Continuing with its focus on instituting best practices for executive compensation, the Committee took a number of actions during fiscal 2012 aimed at evolving and improving Autodesk's executive compensation programs. These actions included:

- Designing a Performance Stock Unit program;
- Revising Autodesk's compensation peer group to more closely align with companies of Autodesk's financial size and performance; and
- Mandating stock ownership for all executive officers.

At the June 2012 Annual Meeting of Stockholders, approximately 54% of the votes cast on the fiscal 2012 Say-on-Pay proposal were voted "FOR" approval of the Named Executive Officer compensation program. Following the results of the 2012 Say-on-Pay vote, at the direction of the Committee, members of management contacted Autodesk's largest stockholders, representing over 60% of the outstanding Common Stock, to understand their views and concerns about Autodesk's executive compensation policies. While the feedback varied among stockholders, the common themes expressed included a general preference to:

- Use Autodesk's stock price appreciation as a metric for determining total compensation;
- Incorporate multiple measures of performance in incentive plans, including:

- Measures that incorporate value creation outcomes, such as Total Stockholder Return ("TSR"); and
- Annual financial measures that drive stockholder value creation;

- Use TSR performance against a relevant set of companies;
- Use multi-year performance measurements for long-term performance awards; and
- Regularly review and identify compensation peer group companies of appropriate size and pay philosophy.

After considering the stockholder feedback, the Committee expanded its review of Autodesk's executive compensation policies and practices and incorporated the feedback as part of the ongoing design of several aspects of the executive compensation programs during fiscal 2013. Principally, Autodesk implemented the following changes:

- Enhanced the metrics of Performance Stock Unit awards to strengthen the link between Autodesk's financial performance and the amount that may be earned from those awards by:
  - Requiring that a portion of the awards be earned each year through the successful attainment of annual financial targets;
  - Linking the amounts that ultimately may be received from the awards to relative TSR; and
  - Adding multi-year performance periods by incorporating one-year, two-year, and three-year relative TSR measurements; and
- Further refined Autodesk's compensation peer group.

These changes enhanced the already strong compensation practices implemented by the Committee and more closely aligned the total direct compensation opportunity of the Named Executive Officers with Autodesk's objectives of driving meaningful annual financial growth and maximizing Autodesk's long-term value.

The following chart summarizes the specific actions taken by the Committee to enhance the design and alignment of Autodesk's executive compensation programs:

Date	Action	Description	Outcome
March 2012	Adopted Performance Stock Unit awards program for executive officers	Number of shares that are earned is based on revenue growth and non-GAAP operating margin targets measured over a one-year performance period, subject to additional multi-year, time-based vesting requirement	Aligned target long-term incentive compensation opportunity with the key drivers of stockholder value creation Replaced stock option component of long-term incentive compensation program
March 2012	Adopted mandatory stock ownership guidelines	Compliance to be assessed annually	Ensured executives' personal financial interests are directly aligned with those of stockholders; all executive officers are in compliance
October 2012	Reviewed and further refined compensation peer group based on stockholder feedback	Used previously-established criteria to guide compensation peer group selection, leading to removal of Symantec and Yahoo!	Companies in the compensation peer group more closely match Autodesk based on key financial criteria, such as revenue and market capitalization
March 2013	Awarded 60% of long-term incentive equity to CEO (and 50% for other NEOs) in a redesigned Performance Stock Unit award incorporating: - Total Stockholder Return performance relative to a broad group of companies in major software industry index - Multi-year performance periods - Continued focus on key financial drivers that create long-term stockholder value	- Provides direct link between executive compensation and total stockholder return - Uses third-party developed and managed S&P Computer Software Select Index representing range of software industry investment choices available to stockholders - Multi-year performance periods measuring one-year, two-year, and three-year relative TSR - Focus on revenue growth and non-GAAP operating margin expansion	Aligns design of Performance Stock Unit awards with areas identified by stockholders as being of most critical importance (specifically, TSR, multi-year performance measurement, and comparison of Autodesk performance to that of other companies)

Alignment of Executive Compensation and Corporate Performance

Each March, the Committee makes compensation decisions for the Named Executive Officers based, in large part, on Autodesk's performance and executives' individual performance for the just-completed fiscal year. To evaluate the Committee's commitment to paying for performance, it is necessary to compare the compensation decisions taking place in one year with the performance of the prior fiscal year, as illustrated by the following table:

Fiscal Year	Performance Period	Timing of Related Committee Decisions
Fiscal 2013	February 1, 2012, to January 31, 2013	March 2013
Fiscal 2012	February 1, 2011, to January 31, 2012	March 2012

As a result of this decision-making cycle, the timing of the compensation decisions is not reflected in the relevant fiscal year in the Summary Compensation Table. Generally, under SEC reporting requirements, the Committee's decisions and actions regarding the value of long-term incentive compensation appear in the Summary Compensation Table for the fiscal year *following* the fiscal year to which they relate.

For example, in March 2013, the Committee made decisions about the long-term incentive compensation awards for the CEO based on Autodesk's and his individual performance during the period from February 1, 2012, through January 31, 2013 (fiscal 2013). Since these decisions were made following the end of fiscal 2013, the amounts awarded will appear in next year's fiscal 2014 Summary Compensation Table rather than the fiscal 2013 Summary Compensation Table in this Proxy Statement.

To illustrate the correlation between the Committee's pay decisions and Autodesk performance, the chart below displays the multi-year relationship between indexed TSR of Autodesk's stock price, percentage of actual revenue and non-GAAP operating margin attainment against internal target, and the resulting changes in CEO compensation as viewed by the Committee. The indexed TSR is calculated using the closing price of Autodesk's Common Stock on January 31, 2009 as a baseline. The revenue and non-GAAP operating margin performance is against Autodesk's targeted internal annual business plan. The CEO compensation represents salary paid during the relevant fiscal year combined with the full value of equity awards and bonus payments made for the prior fiscal year performance. This general alignment between the experience of the stockholders in terms of investment performance and the compensation of the CEO clearly demonstrates the Committee's commitment to align pay with performance.


Target Company Performance and Total Shareholder Return
vs. CEO Total Compensation
Properly Aligned with Performance Periods
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
CEO Total Compensation (000s)
300%
250%
200%
150%
100%
50%
0%
Indexed TSR / Actual Attainment of Target Revenue and Non-GAAP OM Growth (%)
144%
246%
217%
235%
82%
128%
106%
92%
$5,345
$15,505
$12,293
$11,016
Fiscal 2010
Fiscal 2011
Fiscal 2012
Fiscal 2013
CEO Total Compensation (000s)
Indexed TSR since 1/31/2009 (%)
Actual Attainment of Target Revenue and Non-GAAP Operating Margin ("OM") Growth (%)

CEO Total Compensation comprises the following elements for the respective periods:

(in thousands)	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013
Salary	$ 825	$ 921	$ 945	$ 991
Bonus and Non-Equity Incentive Deferral Compensation	810	1,429	1,301	1,142
Options (1)	3,705	4,387	—	—
RSUs (2)	—	8,762	3,013	3,447
PSUs (3)	—	—	7,030	5,432
Other	5	6	4	4
CEO Total Compensation	$ 5,345	$ 15,505	$ 12,293	$ 11,016

(1) Option amounts are attributed to the fiscal year prior to the fiscal year in which the awards were approved. For example, the fiscal 2011 option amount of $4.4 million reported in this table represented options granted in fiscal 2012 that were based on fiscal 2011 performance. Option amounts reported represent the grant date fair value, calculated using the Black-Scholes-Merton option-pricing model.

(2) RSU amounts are attributed to the fiscal year prior to the fiscal year in which the awards were approved. For example, the fiscal 2013 RSU amount of $3.4 million reported in this table represented RSUs granted in fiscal 2014 that were based on fiscal 2013 performance. RSU amounts reported represent the grant date fair value using the stock price on the date of grant.

(3) PSU amounts are attributed to the fiscal year prior to the fiscal year in which the awards were approved. The fiscal 2013 PSU amount of $5.4 million reported in this table represents the value of 126,000 target PSUs relating to specific revenue and non-GAAP operating margin objectives and relative TSR, with an assumed value per share of $43.11 based on the Monte Carlo Simulation valuation model. The fiscal 2012 PSU amount of $7.0 million is based on fiscal 2012 performance, though it was not approved until fiscal 2013. The fiscal 2012 PSU amount reported represents the value on the date of approval of a combination of (a) 110,000 target PSUs relating to Autodesk's strategic plan and management and (b) 82,500 target PSUs relating to specific revenue and non-GAAP operating margin objectives.

To better understand the relationship between the compensation of the Named Executive Officers and Autodesk's performance, below is a summary of Autodesk's performance over the last two fiscal years followed by a description of the relevant compensation decisions made for the Named Executive Officers.

Fiscal 2013 Business Summary

In fiscal 2013, Autodesk executed on several of its most critical business objectives and met a number of its absolute financial targets. The results reflected a solid performance despite Autodesk executing on a long-term business model shift. The following summarizes the relevant performance factors considered by the Committee in reaching its decisions regarding pay for the Named Executive Officers for fiscal 2013 performance.

- Revenue was $2.3 billion, an increase of 4% from fiscal 2012.
- Autodesk had record total billings and maintenance billings at the end of fiscal 2013.
- GAAP operating margin decreased 280 basis points to 13%, compared to 16% in fiscal 2012. The decrease in GAAP operating margin was primarily the result of restructuring charges in fiscal 2013 stemming from Autodesk's reorganization.
- Non-GAAP operating margin increased by approximately 135 basis points to 25% compared to 24% in fiscal 2012.*
- GAAP diluted earnings per share decreased to $1.07, compared to $1.22 in fiscal 2012. The decrease in GAAP diluted earnings per share was primarily the result of restructuring charges in fiscal 2013 stemming from the reorganization.
- Non-GAAP diluted earnings per share increased to a record $1.94, compared to non-GAAP diluted earnings per share of $1.74 in fiscal 2012.*
- Fiscal 2013 ended with record total deferred revenue of $835 million, an increase of 16% from fiscal 2012.
- Cash flow from operating activities was $559 million, compared to $574 million in fiscal 2012.
- Autodesk made progress on key initiatives. Among other things, Autodesk launched cloud-based initiatives, including Autodesk360, which positions Autodesk for success in the future.
- The stock price was $38.88 per share at January 31, 2013, compared to $36.00 per share at January 31, 2012.
- TSR for the year was 8%, an improvement over the comparable performance for fiscal 2012.

The creation of sustainable long-term value for Autodesk's stockholders depends not only on strong financial performance in the near-term, but also on Autodesk's ability over the long-term to identify and develop high-quality software and services solutions. The Committee believes that the operational accomplishments achieved during fiscal 2013 position Autodesk for future success that should continue to be reflected in long-term value creation.

* A reconciliation of GAAP to non-GAAP financial measures and other related information is available on pages 46-47 of Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

Executive Compensation Decisions for Fiscal 2013 Performance

In recognition of Autodesk's absolute and relative performance in fiscal 2013, in March 2013, the Committee determined to reward the executive officers for their management of the business, while also providing meaningful incentives to achieve longer term financial goals and retain key talent. Given the feedback received from stockholders, the Committee implemented a revised performance stock unit award plan incorporating multi-year performance periods and a relative TSR modifier. A majority (60% for the CEO; 50% for other NEOs) of the long-term incentive compensation opportunities awarded in March 2013 for fiscal 2013 were performance-based. As described above, this compensation structure better aligns the long-term interests of the stockholders with the Committee's duty to retain and motivate key talent.

Consistent with fiscal 2013 business results, the Committee took the following actions in March 2013:

Base Salary	The base salaries for the CEO and other Named Executive Officers were increased by 4%. The Committee made these increases to recognize the performance of the Named Executive Officers and to maintain the desired balance in their compensation mix between cash and equity.
Annual Cash Incentive Awards	Annual cash incentive awards for fiscal 2013 were awarded based on fiscal 2013 achievement of financial performance targets established by the Committee under the Autodesk Incentive Plan. Through these pre-established targets, the bonus pool was funded at 92.3% of the target annual cash incentive award opportunity for the CEO and at 92.3% of the target annual cash incentive award opportunity for each of the other Named Executive Officers, below fiscal 2012 levels. The decision to pay these amounts was based on the positive relative TSR performance of Autodesk's stock despite Autodesk achieving below target internal financial results. The percentage of target bonus attainment was based upon a predetermined formula blending the lower than targeted revenue growth and the near targeted non-GAAP operating margin.
Equity Awards	In March 2013, the Committee granted the Named Executive Officers equity awards in the form of performance stock unit awards (60% for the CEO; 50% for the other NEOs) and time-based restricted stock unit awards (40% for the CEO; 50% for the other NEOs). As described above, the value and earned amounts of the performance stock unit awards will be contingent upon achievement of revenue growth and non-GAAP operating margin performance targets and Autodesk relative TSR performance, aligning these awards with the long-term interests of the stockholders. In determining the size of these equity awards, the Committee considered the practices of the companies in Autodesk's compensation peer group as well as the proper mix of cash and equity compensation to ensure that the equity awards motivate long-term value creation while satisfying the Committee's retention objectives. A significant influence on the size of these awards was the performance of the individuals in attaining financial and non-financial performance targets for fiscal 2013. In addition, in response to stockholder feedback, the Committee and the CEO agreed to amend a performance-based restricted stock award previously granted to the CEO, discussed at page 38, to align the performance metrics more closely with the interests of stockholders. Rather than use metrics relating to the implementation of a strategic plan and talent management, the Committee and the CEO agreed to modify the metrics and vesting criteria to match those used for the newly adopted performance-based stock program.

Fiscal 2012 Business Summary

Because several of the compensation elements contained in the Summary Compensation Table for this Proxy Statement relate to Autodesk's performance in fiscal 2012, summary information about fiscal 2012 is presented here to provide context regarding the relevant compensation decisions by the Committee. In fiscal 2012, Autodesk successfully executed on many of its most critical business objectives, as reflected by strong absolute financial results:

- Revenue was $2.2 billion, an increase of 14% compared to fiscal 2011 revenue of $2.0 billion.
- GAAP operating margin increased approximately 210 basis points to 16%, compared to 14% in fiscal 2011.
- Non-GAAP operating margin increased approximately 260 basis points to 24%, compared to 21% in fiscal 2011.*
- GAAP diluted EPS increased 36% to $1.22, compared to $0.90 in fiscal 2011. Non-GAAP diluted EPS increased 32% to $1.74, compared to $1.31 in fiscal 2011.*
- Despite these strong fiscal 2012 financial results, Autodesk's stock declined 12% from the end of fiscal 2011 to the end of fiscal 2012.

* A reconciliation of GAAP to non-GAAP financial measures and other related information is available on pages 46-47 of Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

Executive Compensation Decisions for Fiscal 2012 Performance

In recognition of Autodesk's strong absolute financial performance in fiscal 2012, in March 2012, the Committee determined to reward the executive officers for their effective management of the business. Given the greater use of performance-based equity awards among the companies in Autodesk's compensation peer group, the Committee introduced the use of performance stock unit awards for the executive officers. By doing so, the Committee ensured that a majority of the long-term compensation for the executive officers for fiscal 2012 was performance-based. Base salaries were increased between 4% and 13% reflecting performance and competitive practices, and actual cash incentive awards were determined based on achievement of pre-established performance targets for non-GAAP operating margin and revenue growth. This compensation structure better

aligned the long-term interests of Autodesk's stockholders with the Committee's duty to retain and motivate key talent.

Consistent with fiscal 2012 business results, the Committee took the following actions in March 2012:

Base Salary	Increased the base salary of the CEO by 4% and the base salaries of the other Named Executive Officers by amounts ranging from 4% to 13%. The Committee made these increases to reward the individual performance of each of the Named Executive Officers, to properly align compensation levels with those of the compensation peer group, and to maintain the desired balance in their compensation mix between cash and equity.
Annual Cash Incentive Awards	Approved annual cash incentive awards for fiscal 2012 that, based on fiscal 2012 financial performance, were earned at 136.8% of the target annual cash incentive award opportunity for the CEO and at 112% to 120% of the target annual cash incentive award opportunity for each of the other Named Executive Officers. These amounts reflected the achievement of pre-established goals for non-GAAP operating margin and revenue growth under the executive incentive compensation plan, as well as the individual performance of each Named Executive Officer.
Equity Awards	In March 2012 and based on fiscal 2012 financial performance, the Committee granted the Named Executive Officers equity awards in the form of performance stock unit awards and time-based restricted stock unit awards. Both of these vehicles are aligned with the long-term interests of the stockholders because the value realized from the performance stock unit awards is dependent on Autodesk's revenue growth and non-GAAP operating margin targets. The Committee did not grant stock options to the NEOs. In determining the size of these equity awards, the Committee considered the practices of the companies in Autodesk's compensation peer group as well as the proper mix of cash and equity compensation to motivate long-term value creation and satisfy retention objectives. The size of these awards also was influenced by the performance of the individuals in attaining Autodesk's financial and non-financial performance targets for fiscal 2012.
Additional Performance-Based Award for CEO	In March 2012, the Committee also granted an additional performance stock unit award to the CEO, the value of which was to be realized only if he satisfied specific strategic corporate and talent management performance objectives established by the Committee. In March 2013, the Committee determined that the CEO had fully met the established strategic corporate objectives and had attained 85% of the talent management performance objectives. Based in part on stockholder feedback, in March 2013, the Committee amended this award to refocus the second and third year performance periods solely on the achievement of specific revenue growth and non-GAAP operating margin targets as well as Relative TSR performance.

Executive Compensation Policies and Practices

Autodesk's executive compensation program is complemented by several policies and practices that strengthen the alignment of the executive compensation arrangements with the interests of stockholders and represent strong governance practices. The Committee implemented changes during fiscal 2012 and fiscal 2013 to improve the linkage of pay for performance and enhance a foundation of strong governance practices.

- **"Double-Trigger" Change in Control Arrangements and No Gross-Up Payments**: The change in control program for executive officers provides payments and benefits only in the event of a qualifying termination of employment following a change in control of Autodesk. Further, the change in control plan does not provide executive officers with any tax reimbursements or "gross-ups" in the event of a change in control of Autodesk.

- **Effective Risk Management**: Autodesk employs a strong risk management program with specific responsibilities assigned to management, the Board, and the Board's committees. Each year, the Committee evaluates Autodesk's compensation-related risk profile.

- **Hedging Prohibition**: Company policy prohibits employees and directors from hedging.

- **Option Re-Pricing Prohibition**: Autodesk is prohibited from re-pricing any outstanding options to purchase shares of Common Stock without express stockholder approval.

- **No Executive Benefits and Limited Perquisites:** As a general practice, executive officers are not provided material benefits or special considerations that are not provided to other employees.

- **Compensation Mix**: Autodesk emphasizes variable compensation balanced between short- and long-term performance (on average, 77% of the Named Executive Officers' fiscal 2013 total compensation opportunity was variable and "at risk"). In the case of

the CEO, 89% of his fiscal 2013 total compensation opportunity was variable and "at risk" with 83% of that amount tied to Autodesk's absolute or relative financial performance.

- **Long-Term Performance Orientation**: The majority of the Named Executive Officers' total compensation opportunity (on average, 60% in fiscal 2013) is dependent on Autodesk's long-term performance. Of the CEO's fiscal 2013 total compensation opportunity, 77% is dependent on Autodesk's long-term performance.

- **Multi-Year Equity Award Vesting**: Typically, executive officer equity awards vest over three years periods.

- **Significant Stock Ownership Requirements**: Executives are subject to mandatory stock ownership guidelines that are monitored on an annual basis.

- **Independent Compensation Committee and Adviser**: The Committee determines compensation for the Named Executive Officers with the assistance of an independent compensation advisory consultant, Pay Governance, LLC.

Compensation Guiding Principles

The Committee believes that Autodesk's executive compensation program should be designed to attract, motivate, and retain talented executives and should provide a sensible framework that is tied to corporate and individual performance and Autodesk long-term strategic goals. The general compensation objectives are to:

- Motivate executive officers to achieve business and financial goals;

- Balance rewards for short- and long-term performance;

- Recruit and retain the highest caliber of executives through competitive rewards; and

- Maintain general alignment in the philosophy used in compensating the executive officers and other employees.

Within this framework, the total compensation for each executive officer varies based on multiple dimensions:

- Whether Autodesk achieves its short-term and long-term financial and non-financial objectives

- The specific role and responsibility of the officer;

- Individual officer's skills, competency and performance; and

- Autodesk TSR.

The Committee consistently emphasizes variable compensation balanced between short and long-term performance. On average, 77% of the Named Executive Officers' fiscal 2013 total compensation opportunity was variable in nature and "at risk.

The executive compensation program includes performance-based short-term cash incentive compensation that rewards strong financial and operational performance, and long-term incentive compensation in the form of equity awards that reward both strong financial and operational performance and relative TSR performance. Short-term incentive cash payments are determined primarily by achievement of predetermined non-GAAP operating margin and revenue growth targets.

The charts below demonstrate the pay mix of the three main components of fiscal 2013 compensation (base salary, short-term cash incentive and long-term equity compensation) for the Named Executive Officers.


Carl Bass
11%
12%
77%
Mark J. Hawkins
27%
55%
18%
Jan Becker
25%
58%
17%
Steven M. Blum
21%
59%
20%
Pascal W. Di Fronzo
26%
56%
18%
Amar Hanspal
22%
15%
63%
Robert Kross
25%
58%
17%
Base
Actual ST Cash Incentive
LT Equity

Proxy Materials

The Compensation-Setting Process

The Committee determines the compensation for the executive officers including the CEO. The Committee reviews and revises executive officer compensation plans and arrangements and approves all components of each executive officer's compensation.

CEO Pay Decisions

The Committee prepares the CEO's annual performance review by obtaining formal input from the independent directors of the Board, including the Chairman, and from senior management. The CEO also submits a self-assessment focused on pre-established objectives agreed upon with the Board. The Committee meets as a group in executive sessions and separately meets with the independent directors of the Board to prepare the review, which is completed and presented to the CEO. This evaluation is used by the Committee to determine the CEO's base salary, target annual cash incentive awards, and equity awards. The Committee formulates a recommendation on CEO compensation, consults with the independent directors of the Board, and after consultation, approves the CEO compensation.

Executive Officer Pay Decisions

The CEO makes recommendations to the Committee on the base salary, target annual cash incentive awards, and equity awards for each executive officer other than himself, based on his assessment of each executive officer's performance during the year and the CEO's review of compensation data gathered from compensation surveys. The CEO reports on each executive officer's performance during the year, detailing accomplishments, areas of strength, and areas for development. The CEO bases his evaluation on his knowledge of each executive officer's performance, an individual self-assessment completed by each executive officer, and feedback provided by each executive officer's direct reports. The Human Resources and the Compensation and Benefits Group assists the CEO in developing the executive officers' performance reviews and reviewing the market compensation data to determine the compensation recommendations.

In executing the responsibilities set forth in its charter, the Committee relies on several resources to provide input to the decision-making process:

- **Independent consultant**: The Committee retained Pay Governance, LLC as its compensation adviser for fiscal 2013. Pay Governance provided advice and recommendations on many issues: total compensation philosophy; program design, including program goal, components, and metrics; compensation trends in the high technology sector and general market for senior executives; and the compensation of the CEO and the other executive officers. The Committee has considered the independence of Pay Governance in light of NASDAQ's new listing standards for compensation committee independence and the rules of the Securities and Exchange Commission. The Committee requested and received a written confirmation from Pay Governance addressing the independence of the firm and its senior advisers working with the Committee. The Committee discussed these considerations and concluded that the work performed by Pay Governance did not raise any conflict of interest.

- **Management**: The Committee also consults with management and Autodesk's Compensation and Benefits Group regarding executive and non-executive employee compensation plans and programs, including administering Autodesk's equity incentive plans.

Competitive Compensation Positioning

To ensure the executive compensation practices are competitive and consistent with the Committee's executive compensation guiding principles, Pay Governance provides the Committee with compensation data. This data is drawn from a group of companies in relevant industries as well as competitors for executive talent (the "compensation peer group"). The Committee uses this data, as well as information about broader technology industry compensation practices, when deliberating on the compensation of the executive officers.

For fiscal 2013 compensation decisions made in March 2012, the compensation peer group included the following companies:

Activision Blizzard, Inc.	Intuit, Inc.
Adobe Systems Incorporated	NetApp, Inc.
Akami Technologies, Inc.	Nuance Communications, Inc.
BMC Software, Inc.	Parametric Technology Corporation
CA, Inc.	Symantec Corporation
Citrix Systems, Inc.	VMware, Inc.
Electronic Arts, Inc.	Yahoo! Inc.

The compensation peer group is reviewed and updated each year, as necessary, to ensure that the comparisons remain meaningful. The compensation peer group was selected based upon multiple criteria including industry focus, scope and complexity, and whether we compete for talent. In assessing scope and complexity, companies were selected that met most, but not necessarily all, of the following criteria: similarity to Autodesk in terms of revenue, sales growth, free cash flow, market capitalization, and ratios of market value to sales and market value to employees. In addition, the Committee believes it is important that most of the compensation peer group companies be located in the same geographic region as Autodesk.

Following its evaluation of the stockholder feedback from the 2012 Annual Meeting of Stockholders, the Committee, with the assistance of Pay Governance, reviewed and updated the compensation peer group in an effort to refine the group of companies used for comparative purposes.

As a result of this review, Symantec Corporation and Yahoo! Inc. were removed from the compensation peer group. The companies in the compensation peer group that was used during the latter portion of fiscal 2013 and into fiscal 2014 were as follows:

Company*	Reported Fiscal Year	Annual Revenues ($) (in billions)	Net Income (Loss) ($) (in billions)	Market Capitalization (as of January 31, 2013) ($) (in billions)
Activision Blizzard, Inc.	December 31, 2012	4.86	1.15	12.70
Adobe Systems, Inc.	November 30, 2012	4.40	0.83	18.87
Akamai Technologies, Inc.	December 31, 2012	1.37	0.20	7.24
BMC Software, Inc.	March 31, 2012	2.17	0.40	5.94
CA, Inc.	March 31, 2012	4.81	0.95	11.32
Citrix Systems, Inc.	December 31, 2012	2.59	0.35	13.64
Electronic Arts, Inc.	March 31, 2012	4.14	0.08	4.72
Intuit, Inc.	July 31, 2012	4.15	0.79	18.49
NetApp, Inc.	April 27, 2012	6.23	0.61	12.97
Nuance Communications, Inc.	September 30, 2012	1.65	0.21	7.61
Parametric Technology Corporation	September 30, 2012	1.26	(0.04)	2.78
VMware, Inc.	December 31, 2012	4.61	0.75	32.76
Autodesk, Inc.	January 31, 2013	**2.31**	**0.25**	**8.70**
Autodesk Percentile Ranking[1]		**33%**	**33%**	**42%**
Maximum		**6.23**	**1.15**	**32.76**
Minimum		**1.26**	**(0.04)**	**2.78**

* The majority of these companies have headquarters in California.

Typically, the Committee exercises its subjective judgment in making decisions about overall compensation, the elements of compensation, the amount of each element of compensation, and the relative compensation among the executive officers and does not use a formula to set executive officer compensation in relation to this data. Specifically, the Committee references the median level of each compensation element among our compensation peer group companies, and sets the target total direct compensation opportunity for each of the executive officers to be at or about the median of total compensation packages for similar jobs offered by companies in the compensation peer group. In practice, actual compensation awards may be above or below the levels reflected by the compensation peer group, depending on Autodesk's financial performance and the individual experience, skills, and performance of each executive officer. The Committee believes that referencing the range of total compensation packages of the companies in the compensation peer group keeps Autodesk's compensation competitive and within market norms, while also providing flexibility for increases in compensation for those executive officers demonstrating extraordinary leadership and contributions and particular skills or expertise.

The Principal Elements of the Executive Compensation Program

The principal elements of Autodesk's executive compensation program are as follows:

Compensation Element	Source	Purpose	Features
Cash compensation	Base salary	Forms basis for competitive compensation package and rewards individual performance and experience	Fixed compensation; base salary level reflects competitive market conditions, individual performance, and internal equity
	Short-term cash award opportunities	Motivate achievement of specific growth and profitability objectives and maintain a high level of team and individual performance	Variable compensation; payments based upon achievement of revenue growth and non-GAAP operating margin targets for the fiscal year (for fiscal 2014 the CEO annual incentive metric is non-GAAP earnings per share relative to a target)
Equity compensation	Performance Stock Unit awards	Align compensation with key drivers of the business and stockholder returns	Initial target award determined by competitive market practices and corporate and individual performance in prior fiscal year
		Encourage focus on long-term strategic objectives	Vesting over three years after meeting pre-established revenue growth and non-GAAP operating margin performance levels (fiscal 2013 award; for fiscal 2014, relative TSR was added as an additional metric)
			In the case of the CEO, vesting after meeting pre-established strategic performance objectives set by the Board
	Time-based restricted stock unit awards	Encourage focus on long-term strategic objectives	Award amount determined by competitive market practices and corporate and individual performance in fiscal year
		Further align the interests of executive officers and stockholders	Vesting over three years

Base Salary

Base salary is used to provide the executive officers with a fixed amount of annual cash compensation. The Committee views base salary as a reliable source of income for the executive officers and an important retention tool that is not subject to the variability - and risk - associated with the short-term and long-term incentive elements of the executive compensation program. The Committee sets base salaries at a competitive level that recognizes the scope, responsibility and skills required of each position, as well as market conditions and internal pay equity.

In March 2012, the Committee considered a base salary analysis of the compensation peer group, the CEO's assessment of each executive officer's experience, skills and performance level, the general state of the economy and Autodesk's performance. For the CEO, the Committee consulted the full Board to conduct a similar assessment of his experience, skills and performance. Based on those factors in the aggregate, the executive officers' base salaries were increased, on average by 6% for fiscal 2013.

Annual Short-Term Incentive Compensation

At the beginning of each fiscal year, the Committee adopts performance targets and payout metrics for the annual cash incentive plans for the fiscal year. The annual cash incentive plans are intended to motivate and reward participants for achieving company-wide annual financial and non-financial objectives as well as individual objectives. On March 8, 2012, the Committee adopted minimum performance benchmarks for funding bonuses for the executive officers under the stockholder-approved Autodesk, Inc., Executive Incentive Plan for fiscal 2013 (the “Fiscal 2013 EIP”) and approved targets for the Autodesk Incentive Plan, the bonus plan established for all other employees of Autodesk, based on targeted revenue growth and non-GAAP operating margin (the “AIP Targets”).

Target Award Opportunities

The Committee sets the target annual cash incentive award opportunity for each eligible executive officer based on his or her salary grade. These target opportunities are expressed as a percentage of the executive officer's annualized base salary, and range from 125% in the case of the CEO to 40% in the case of the Senior Vice President, Worldwide Sales and Services (who is also eligible for commission payments). An executive officer may receive

an actual award in an amount that exceeds or is less than his or her target award opportunity depending upon Autodesk's performance and the individual's performance against goals.

Corporate Performance Measures

The minimum funding level for the Fiscal 2013 EIP was based on Autodesk's financial performance as measured by revenue growth and non-GAAP operating margin for fiscal 2013. Each of these performance measures was to be equally considered to determine whether the objectives were met. The Committee set the target funding level for revenue growth from fiscal 2012 at 7%, and the target level for non-GAAP operating margin at 20%. Collectively, these target levels made up the target performance for the Fiscal 2013 EIP.

Similarly, the Committee set financial performance goals for the AIP Targets that set funding for the Autodesk Incentive Plan at 100% where Autodesk met a combination of several targeted revenue targets and non-GAAP operating margin goals. Anything below the set AIP Targets results in less than 100% funding and anything at or above the target performance for the AIP Targets results in more than 100% funding.

For purposes of both the Fiscal 2013 EIP and the AIP Target, "non-GAAP operating margin" meant operating margin excluding certain costs and expenses, including stock-based compensation expense, amortization of certain purchased intangibles, restructuring charges, and goodwill impairment charges. The Committee determined that using a non-GAAP, rather than a GAAP-based, formulation of operating margin would better focus the executive officers on the ongoing operations of the business and encourage the development of long-term growth strategies, such as acquisitions and in-process research and development investments.

Individual Performance Objectives

For fiscal 2013, the individual performance objectives for each Named Executive Officer involved:

- Supporting the achievement of the corporate performance measure target levels as described above;
- Reinventing the customers' experience in all of their interactions with Autodesk;
- Making Autodesk a great place to work; and
- Making Autodesk the recognized leader in 3D design, engineering, and entertainment software.

Short-Term Incentive Award Decisions

Awards are based not only on the financial performance targets discussed above, but also on an evaluation of each individual participant's performance. The Committee makes these determinations using its discretion, without weighing any particular factor or applying any prescribed formula in determining the amount of the actual awards.

For fiscal 2013, the Committee assessed each executive officer's individual goals, including management effectiveness, achievement of the broad corporate goals and performance of Autodesk's Common Stock relative to compensation peer group companies. At its March 2013 meeting, the Committee reviewed Autodesk's absolute and relative financial performance and the individual performance of each of the Named Executive Officers for fiscal 2013. The achievement of the absolute financial performance targets resulted in overall annual short-term cash incentive funding at 92.3% of the AIP Target short-term cash incentive amounts. While minimum Fiscal 2013 EIP thresholds were not met, given Autodesk's relative TSR, and the overall achievement of a 92.3% funding level for the AIP Target, the Committee determined to pay each Named Executive Officer at the funded level which was approximately 1,340 basis points lower than the short-term cash incentive funding level in 2012.

Accordingly, in March 2013, the Committee approved short-term cash incentive awards for the Named Executive Officers as follows:

Named Executive Officer	Target Annual Cash Incentive Award Opportunity ($)	Target Annual Cash Incentive Award Opportunity (as a percentage of base salary)	Actual Annual Short- Term Cash Award ($)	Actual Annual Short-Term Cash Award (as a percentage of base salary)
Carl Bass	1,237,500	125%	1,142,213	115%
Mark J. Hawkins	427,500	75%	394,583	69%
Jan Becker	296,250	75%	273,439	69%
Steve M. Blum (1)	170,000	40%	156,910	37%
Pascal W. Di Fronzo	318,750	75%	294,206	69%
Amar Hanspal	303,750	75%	280,361	69%
Robert Kross	296,250	75%	273,439	69%

(1) The amounts disclosed for Mr. Blum do not include commissions for fiscal 2013 paid under his Sales Commission Plan for fiscal 2013. See the discussion below for details on his full short-term cash incentive including sales commission-based awards.

Sales Compensation Plan for Mr. Blum

In addition to receiving a short-term cash award, Mr. Blum was eligible to receive cash sales commissions based on Autodesk's achievement of specific revenue objectives for the fiscal year. For fiscal 2013, Mr. Blum's target commission-based cash incentive award opportunity was set at 30% of his overall target cash compensation opportunity (consisting of his base salary, target annual cash incentive award opportunity, and target commission-based cash incentive award opportunity). Of this commission-based target amount, 83% related to the achievement of a pre-established revenue objective, and 17% related to a pre-established contribution margin objective. While the potential payment with respect to the revenue objective was not capped, the potential payment with respect to the contribution margin objective had a maximum limit equal to the target level. Given the market environment that Autodesk was expected to face in fiscal 2013, the Committee believed that the target levels for these two objectives could be achieved through reasonable and diligent efforts.

For fiscal 2013, Autodesk's actual revenue was below the target level set for Mr. Blum (which was substantially the same as the target level established under the Fiscal 2013 EIP). However, Mr. Blum satisfied the target level for the contribution margin established for him. As a result, Mr. Blum's actual commission-based cash incentive was 8% below his target level and represented 29% of his overall actual cash compensation for the fiscal year.

The amount paid to Mr. Blum pursuant to his Sales Compensation Plan, as well as pursuant to all of his cash incentive award opportunities, for fiscal 2013 was as follows:

	Target Annual Cash Incentive Award Opportunity ($)	Target Annual Cash Incentive Award Opportunity (percentage of target annual cash incentive compensation opportunity)	Actual Annual Cash Incentive Award Opportunity ($)	Actual Annual Cash Incentive Award Opportunity (percentage of actual annual cash incentive compensation opportunity)
Sales commissions - revenue	212,500	25%	195,623	92%
Sales commissions - contribution margin	42,500	5%	38,250	90%
Fiscal 2013 Short -Term Cash Incentive	170,000	20%	156,910	92%
	425,000		390,783	

Long-Term Incentive Compensation

Autodesk uses long-term incentive compensation, in the form of equity awards, to motivate and reward executive officers for effectively executing longer-term strategic and operational objectives. The value of these equity awards is based on the value of our Common Stock and, these awards help align the interests of executive officers with those of Autodesk's stockholders.

During fiscal 2013, the Committee approved equity awards for the Named Executive Officers composed of performance stock unit ("PSU") awards and time-based restricted stock unit ("RSU") awards. The Committee elected to use PSUs as the primary equity vehicle for the executive officers because these awards reflect a balance between significant upside potential for superior stock price performance, and decline in award size (to zero at the extreme) for performance that is below expectations.

The Committee exercises its judgment in determining the size of the equity awards granted to executive officers. For each eligible executive, the Committee considers the outstanding and unvested options to purchase shares of Common Stock, PSU awards, and RSU awards the executive already holds; the relative value of those equity awards compared to the awards held by other executive officers; the desired incentive mix between PSU awards and RSU awards; a compensation analysis prepared by the Committee's compensation consultant; and the individual experience, skills, and performance level of the executive officer.

Long-term incentive compensation in the form of equity awards represented a significant portion of the total direct compensation opportunity of the Named Executive Officers in fiscal 2013. Since equity awards are a variable form of compensation, their full value may not be realized due to stock market conditions, availability of trading windows, vesting conditions, award expiration, and similar factors.

March 2012 Equity Award Decisions

For the equity awards granted in March 2012 relating to the prior fiscal year (fiscal 2012) performance, the Committee took special consideration of Autodesk's absolute financial performance, including revenue growth and operating margin expansion. Specifically, the Committee reviewed the CEO's total compensation relative to these performance metrics to ensure alignment with the long-term interests of the stockholders, among other things.

In March 2012, the Committee granted equity awards to the Named Executive Officers in the following amounts:

Named Executive Officer	Target Number of Shares Subject to PSU Award (#)	Grant Date Fair Value of PSU Award ($)	Number of Shares Subject to RSU Award (#)	Grant Date Fair Value of RSU Award ($)	Grant Date Fair Value of Total Equity Award ($)
Carl Bass	82,500	3,012,900	82,500	3,012,900	6,025,800
Mark J. Hawkins	16,250	593,450	16,250	593,450	1,186,900
Jan Becker	12,500	456,500	12,500	456,500	913,000
Steve M. Blum	16,250	593,450	16,250	593,450	1,186,900
Pascal W. Di Fronzo	12,500	456,500	12,500	456,500	913,000
Amar Hanspal	16,000	584,320	16,000	584,320	1,168,640
Robert Kross	12,500	456,500	12,500	456,500	913,000

PSU Awards

For grants made in March 2012, PSUs are performance-based restricted stock unit awards pursuant to which the number of shares of Common Stock that may be earned is contingent upon Autodesk's absolute financial performance. The shares of Common Stock subject to each of these PSU awards were to be earned based upon Autodesk's revenue growth and non-GAAP operating margin performance for fiscal 2013, calculated under a pre-established performance matrix. The Committee established the fully funded target levels for the revenue performance measure at $2.5 billion and the target level for the non-GAAP operating margin performance measure at 26.0%. The Committee approved a matrix combining Autodesk's revenue growth and non-GAAP operating margin performance to account for performance levels that were higher or lower than the targeted levels. After the Committee determined the number of shares of Common Stock earned pursuant to the PSU awards, if any, such shares were to vest in three equal annual installments from the date of grant.

In March 2013, based upon a review of Autodesk's performance in the prior year (fiscal 2013), the Committee certified the March 2012 PSU awards attainment level at 92.3% of target. Based on this performance, the PSU awards were earned as follows:

Named Executive Officer	Target Number of Shares Subject to PSU Award (#)	Actual Number of Shares Earned Pursuant to PSU Award (#)	Grant Date Fair Value of Shares Earned Pursuant to PSU Award in Fiscal 2013 (#)
Carl Bass	82,500	76,170	2,781,728
Mark J. Hawkins	16,250	15,002	547,873
Jan Becker	12,500	11,540	421,441
Steve M. Blum	16,250	15,002	547,873
Pascal W. Di Fronzo	12,500	11,540	421,441
Amar Hanspal	16,000	14,722	537,647
Robert Kross	12,500	11,540	421,441

Specific Performance PSU Award for CEO

In March 2012, the Committee granted an additional PSU award to the CEO covering 110,000 shares of Common Stock, with the actual number of shares earned contingent upon the achievement of specific Board-approved goals and objectives for (a) corporate performance objectives, involving specific outcomes and deliverables as agreed to with the Board related to Autodesk's strategic plan, and (b) management of executive talent (the "Specific Performance PSU Award").

The number of shares of Common Stock the CEO could earn at the first annual vesting date and the related performance criteria for that award installment were as follows:

Target Number of Shares of Common Stock	Vesting Date	Performance Measure
18,500	March 25, 2013	Significant progress towards the design and implementation of a plan relating to management of executive talent
18,500	March 25, 2013	Significant progress towards the implementation of the strategic plan for Autodesk

If the Committee determined, in its sole discretion, that the CEO had not satisfied the applicable performance criteria before the applicable vesting date, this PSU award would be reduced or forfeited.

In March 2013, the Committee certified that (1) the CEO met 100% of the performance objectives for making significant progress toward the implementation of the strategic plan; and (2) the CEO met 85% of the performance objectives for making significant progress toward the design and implementation of a plan relating to management of executive talent. The CEO was therefore entitled to 18,500 shares for the first performance measure, and 15,725 shares for the second. The value of the earned shares for this Specific Performance PSU Award for the first year was $1,149,960.

After certifying these results, and considering stockholder feedback regarding the need for greater use of relative performance metrics for long-term executive compensation, in March 2013, the Committee amended this Specific Performance PSU Award so the second and third year performance periods will instead be based on attainment of revenue growth and non-GAAP operating margin targets as well as relative TSR, as described in the "Fiscal 2014 Equity Awards: New PSU Plan," below.

RSU Awards

The shares of Common Stock subject to each of the time-based vesting RSU awards granted to the Named Executive Officers in fiscal 2013 vest in three equal annual installments from the date of grant.

Fiscal 2014 Equity Awards: New PSU Plan

In March 2013, the Committee granted RSU and PSU awards to the executive officers taking into account prior year (fiscal 2013) performance. In arriving at the total number of RSU awards and targeted PSU awards granted to each executive officer, the Committee considered the absolute and relative performance of Autodesk in fiscal 2013 and the individual performance of each of the executive officers. PSUs constituted 60% of the awards granted to the CEO, and 50% of the awards granted to the other Named Executive Officers. Specifically, the Committee granted equity awards to the Named Executive Officers in the following amounts:

Named Executive Officer	Target Number of Shares Subject to PSU Award (#)	Number of Shares Subject to RSU Award (#)
Carl Bass	126,000	84,000
Mark J. Hawkins	19,000	19,000
Jan Becker	13,000	13,000
Steve M. Blum	12,500	12,500
Pascal W. Di Fronzo	13,000	13,000
Amar Hanspal	15,000	15,000
Robert Kross	15,000	15,000

The PSU awards are based on a new PSU plan that was adopted following the stockholder engagement that occurred after the 2012 Annual Meeting. The design of the new PSU awards align with areas identified by stockholders as being of most critical importance, namely relative TSR, multi-year measurement, and comparison of Autodesk performance to that of other companies.

The actual number of shares earned will vary based on the following general terms and conditions of the PSU awards:

- The PSU awards provide for the grant of a maximum number of shares that will be paid out in Common Stock if applicable performance criteria have been met. The performance criteria are based upon annual revenue and non-GAAP operating margin goals adopted by the Committee (the "Annual Financial Results"), as well as TSR compared against the S&P Computer Software Select Index ("Relative TSR"). In each case, Annual Financial Results for the relevant performance period could result in PSU attainment, subject to the Relative TSR modifier, of 0%-150% of target. Once that Annual Financial Results percentage is established, it is multiplied by a percentage ranging from 80%-120% depending on Autodesk's Relative TSR performance for the period. Ultimately, PSUs could be earned from 0%-180% of target.
- Each PSU covers a three year period:
    - Up to one third of the PSU may vest following year one depending upon the achievement of Annual Financial Results for year one as well as 1 year Relative TSR (covering year one).
    - Up to one third of the PSU may vest following year two depending upon the achievement of Annual Financial Results for year two as well as 2 year Relative TSR (covering years one and two).
    - Up to one third of the PSU may vest following year three depending upon the achievement of Annual Financial Results for year three as well as 3 year Relative TSR (covering years one, two and three).

Equity Incentive Deferral Plan

Prior to April 2013, Autodesk maintained the Autodesk, Inc. Equity Incentive Deferral Plan (the "Deferral Plan"). Under the Deferral Plan, executive officers were able to elect to defer up to 50% of their awards earned under the Fiscal 2013 EIP, and have any such deferred amounts granted in the form of RSU awards (the "Base RSU Award"). The Base RSU Award was fully vested as of the date of grant and had a distribution date on or about the third anniversary of the grant date. As an incentive for participating in the Deferral Plan, for every three shares of Common Stock subject to a Base RSU Award purchased by a participating executive officer, Autodesk agreed to grant a second RSU award covering one additional share of Common Stock (the "Premium RSU Award"). The Premium RSU Awards had vesting dates and distribution dates on or about the third anniversary of the grant dates.

As a result of the changes to the design of the overall long-term incentive compensation awards, including an increased emphasis on RSU awards and PSU awards, in September 2012 the Committee terminated the Deferral Plan, effective April 2013. While awards granted prior to that date will continue to be honored under the terms and conditions described above, the executive officers no longer have the ability to elect to defer their cash incentive awards.

Executive Benefits

Welfare and Other Employee Benefits

Autodesk has established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. The plan is intended to qualify under Section 401(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, generally are not taxable to employees until withdrawn.

In addition, other benefits provided to the executive officers are the same as those provided to all of Autodesk's full-time employees. These benefits include medical, dental, and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. Autodesk also makes contributions to health savings plans on behalf of any employee who is a participant in a plan with a high deductible feature.

Perquisites and Other Personal Benefits

Autodesk does not, as a general practice, provide material benefits or special considerations to the executive officers that it does not provide to other employees. From time to time, when deemed appropriate by the Committee, Autodesk provides certain executive officers perquisites and other personal benefits that are either competitively prudent or in Autodesk's best interest. In fiscal 2013, Mr. Hawkins, Executive Vice President and Chief Financial Officer, received certain living expenses due to the distance between his home and Autodesk's headquarters. Please see "Executive Compensation-Summary Compensation Table and Narrative Disclosure," on page 43 for the aggregate amount of such perquisites. In addition, certain other non-material perquisites were provided to certain Named Executive Officers, as noted in the "Executive Compensation-Summary Compensation Table and Narrative Disclosure," on page 43.

Employment Agreements and Post-Employment Compensation

Employment Agreement with the CEO

Autodesk entered into an amended and restated employment agreement with Carl Bass, President and Chief Executive Officer on March 8, 2012. Throughout fiscal 2013, this agreement provided general protection for Mr. Bass in the event of termination without cause or resignation for good reason (including change of control). Mr. Bass's employment agreement was a valuable tool to retain his services during fiscal 2013. The protections afforded to him in the event of a change of control provide Autodesk with an increased level of confidence that he will remain with Autodesk up to and for some period of time after a change of control. This in turn provides continuity in the event of a change in control, which may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control. This employment agreement was further amended and restated on March 21, 2013. Details of the agreements for Mr. Bass can be found beginning on page 50.

Change in Control Program

To ensure the continued service of key executive officers in the event of a potential change in control of Autodesk, the Board has adopted the Autodesk, Inc. Executive Change in Control Program. Each of the Named Executive Officers, other than the CEO, among other employees, is a participant in the Executive Change in Control Program. The payments and benefits available under the Executive Change in Control program are designed to encourage the Named Executive Officers' continued services in the event of a potential change in control of Autodesk and to allow for a smooth leadership transition upon a change in control transaction. Further, these arrangements are intended to provide incentives to the Named Executive Officers to execute the wishes of the Board, even in the event that the Board takes an action that may result in the elimination of a Named Executive Officer's position.

The Executive Change in Control Program serves as a valuable tool to retain the services of executive officers in the event of a potential transaction and provides an increased level of confidence that the executive officers will remain with Autodesk for some period of time after a change in control. This provides continuity in the event of a change in control transaction, which may ultimately enhance stockholder value, and discourages payments and benefits simply for consummating a change in control transaction. Payment and benefits under the Executive Change in Control Program are provided only in the event of a qualifying termination of employment following a change in control ("double trigger.") Autodesk does not offer tax reimbursement or "gross-up" payments under the Executive Change in Control Program.

The material terms and conditions of the Executive Change in Control Program, as well as an estimate of the potential payments and benefits payable in the event of a termination of employment in connection with a change in control of Autodesk, are set forth in "Change in Control Arrangements and Employment Agreements" below.

Other Compensation Policies

Mandatory Stock Ownership Guidelines

The Board believes that stock ownership by the executive officers is important to tie the risks and rewards inherent in stock ownership to the executive officers. Consequently, in fiscal 2013 the Board adopted mandatory guidelines for stock ownership by executive officers, replacing the previous voluntary ownership guidelines. During fiscal 2013, these mandatory ownership guidelines required all executive officers to hold a fixed number of shares of Autodesk's Common Stock at the appropriate executive officer level. This is intended to create clear guidelines that tie a portion of the executive officer's net worth to the performance of Autodesk's stock price. The current stock ownership guidelines are as follows:

	CEO	Executive Vice President	Senior Vice President
Minimum number of shares to be owned	100,000	30,000	15,000

Executive officers have four years from the later of either (i) December 2013 or (ii) their promotion to a new, higher-level position to satisfy the required level of stock ownership. An executive officer can satisfy his or her required ownership level through exercising vested options

to purchase shares of Common Stock or by purchasing shares of Common Stock in the open market or through the Autodesk, Inc. Employee Qualified Stock Purchase Plan. For purposes of satisfying the required stock ownership level, both vested and unvested shares of restricted stock and shares of Common Stock subject to outstanding RSU awards are counted as owned.

As of the end of fiscal 2013, each of the Named Executive Officers satisfied the mandatory stock ownership guidelines.

Compensation Recovery Policy

Autodesk has not yet implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. The Board intends to adopt a general compensation recovery, or clawback, policy covering annual and long-term incentive award plans and arrangements once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Derivatives Trading and Hedging Policy

Executive officers, members of the Board, and all other employees are prohibited from investing in derivative securities related to Autodesk's Common Stock and engaging in short sales or other short-position transactions in shares of Autodesk's Common Stock. This policy does not restrict ownership of company-granted awards, such as options to purchase shares of Common Stock or PSU or RSU awards, which have been granted by the Committee. Autodesk's insider trading policy prohibits the trading of derivatives or the hedging of Autodesk's common equity securities by all employees, including the executive officers, and members of the Board.

Equity Award Grant Policy

All equity awards granted to the executive officers are approved by the Committee. Approval of the annual equity awards for the executive officers occurs at the Committee's regularly-scheduled quarterly meetings.

Regulatory Considerations and Practices

Autodesk continuously reviews and evaluates the impact of the tax laws and accounting practices and related interpretations on the executive compensation program. For example, the Committee considers Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), which results in recognition of compensation expense for share-based payment awards, and Section 409A of the Internal Revenue Code ("Code"), which impacts deferred compensation arrangements, as it evaluates, structures, and implements changes to the program.

Deductibility Limitation

Section 162(m) of the Code generally limits the amount of remuneration that a company may deduct for federal income tax purposes in any taxable year with respect to the CEO and each of the next three most highly-compensated executive officers (excluding the chief financial officer) to $1 million. Generally, remuneration in excess of $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Code or satisfies the conditions of another exemption from the deduction limit. The compensation income realized upon the exercise of options to purchase shares of Common Stock granted under a stockholder-approved employee stock plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

The Autodesk Executive Incentive Plan and the 2012 Employee Stock Plan are structured with the intention that awards granted under these plans could qualify for tax deductibility. However, to maintain flexibility and promote simplicity in the administration of these arrangements, other compensation that may be awarded under these plans, such as annual incentive cash payments and PSU and RSU awards, are sometimes not designed to qualify for tax deductibility under the Code.

Further, while mindful of the benefit of full deductibility of the remuneration paid to senior executive officers, the Committee believes that Autodesk should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating the executive officers in a manner that can best promote Autodesk's objectives, which aligns the executive officers' interests with the stockholders' interests. Therefore, Autodesk has not adopted a policy that requires all compensation to be deductible. The Committee intends to continue to compensate the executive officers in a manner consistent with Autodesk's best interests and the best interests of the stockholders.

Taxation of Deferred Compensation

Section 409A of the Code imposes significant additional taxes in the event an executive officer, director, or service provider receives "deferred compensation" that does not satisfy the restrictive conditions of the provision. Section 409A applies to a wide range of compensation arrangements, including traditional nonqualified deferred compensation plans, certain equity awards, and severance

arrangements. To assist employees with avoiding additional taxes under Section 409A, Autodesk has structured equity awards in a manner intended to comply with the applicable Section 409A conditions.

Taxation of "Golden Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits. In addition, the relevant company, or a successor may forfeit a deduction on the amounts subject to this additional tax. Autodesk did not provide any executive officer with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during fiscal 2013, and has not agreed and is not otherwise obligated to provide any Named Executive Officer with such a "gross-up" or other reimbursement or to otherwise address the application of Sections 280G or 4999 in connection with payments or benefits arising from a change in control.

Accounting for Stock-Based Compensation

Autodesk follows ASC Topic 718 for stock-based compensation awards. ASC Topic 718 requires Autodesk to measure the compensation expense for all share-based payment awards made to employees, including executive officers, and members of the Board, including options to purchase shares of Common Stock, based on the grant date "fair value" of these awards. Fair value is calculated for accounting purposes and reported in the compensation tables below, even though the executive officers and directors may never realize any value from their awards. ASC Topic 718 also requires Autodesk to recognize the compensation cost of these share-based payment awards in the income statements over the period that an employee or director is required to render service in exchange for the stock option or other award.

Report of the Compensation Committee

The Compensation and Human Resources Committee of the Board of Directors, which is comprised solely of independent members of the Board of Directors, assists the Board in fulfilling its responsibilities regarding compensation matters and, pursuant to its Charter, is responsible for determining the compensation of Autodesk's executive officers. The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement as required by Item 402(b) of Regulation S-K with Autodesk's management team. Based on this review and discussion, the Compensation and Human Resources Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

Steven M. West, Chairman
Mary T. McDowell
Stacy J. Smith

Summary Compensation Table and Narrative Disclosure

This narrative discussion, as well as the table and footnotes below, summarizes our Named Executive Officers' compensation for fiscal 2013, 2012 and 2011. The Named Executive Officers are Carl Bass (President and Chief Executive Officer), Mark J. Hawkins (Executive Vice President and Chief Financial Officer), and the next three most highly compensated individuals who were serving as executive officers of Autodesk on January 31, 2013, the last day of our most recent fiscal year. In addition, Amar Hanspal (Senior Vice President, Information Modeling and Platform) and Robert Kross (Senior Vice President, Design, Lifecycle and Simulation) served as executive officers during fiscal 2013 and are Named Executive Officers for fiscal 2013. For information on our compensation objectives, see the discussion under the heading "Compensation Discussion and Analysis."

Salary

Named Executive Officers are paid a cash-based salary. We did not provide equity or other non-cash items to our Named Executive Officers as salary compensation during fiscal 2013, 2012 and 2011.

Bonus

This column represents payments made to our Named Executive Officers for amounts that relate to: Autodesk and individual performance under the Autodesk, Inc. Incentive Performance plan; signing bonuses, as in the case of Mr. Hawkins, who received a sign-on bonus paid in two equal $100,000 installments, one of which was paid in fiscal 2011; and other miscellaneous payments, such as payments made in recognition of years of service as part of an Autodesk company-wide program.

Stock Awards and Option Awards

Amounts shown in these columns do not reflect compensation actually received by our Named Executive Officers. Instead, the amounts reported represent the aggregate grant date fair values of performance-based restricted stock unit ("PSU") awards, restricted stock unit ("RSU") awards and option awards, as determined pursuant to FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal 2013 Annual Report on Form 10-K filed on March 18, 2013.

Equity and Non-Equity Incentive Plan Compensation

Non-equity incentive plan compensation represents amounts earned for services performed during the relevant fiscal year pursuant to our short-term cash incentive plan (EIP) for all executive officers shown. Amounts earned under our short-term cash incentive plan are paid in cash unless a participant elects to defer a portion of the earned amount as RSUs. (See note (f) below and "Compensation Discussion and Analysis" above for more information on these deferrals.) The amounts shown in the Non-Equity Incentive Plan Compensation column below reflect the total cash amounts awarded. The amounts shown in the Equity Incentive Deferral Plan Compensation column reflect the grant date fair value of RSUs granted in lieu of cash due to the participant's decision to defer into RSUs a portion of the total short-term cash incentive plan (EIP) amount awarded. Cash amounts awarded under the EIP are payable in the first quarter of the following fiscal year.

All Other Compensation

This column represents all other compensation for the relevant fiscal year not reported in the previous columns, such as payment of relocation and temporary housing expenses, reimbursement of certain tax expenses, Autodesk's matching contributions to pre-tax savings plans, insurance premiums, personal gifts and related tax gross ups. Generally, unless the items included in this category exceed the greater of $25,000 or 10% of the total amount of perquisites received by such Named Executive Officer, each individual perquisite is not separately identified and quantified.

The Summary Compensation Table below presents information concerning the total compensation of our Named Executive Officers for fiscal 2013, 2012 and 2011. Ms. Becker was not a Named Executive Officer in fiscal 2012 and fiscal 2011, so her compensation information is not presented for those periods. Mr. Blum was not a Named Executive Officer prior to fiscal 2012, so his compensation information is not presented for fiscal 2011. Mr. Hanspal was not a Named Executive Officer prior to fiscal 2013 so his compensation information is not presented for prior periods.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(d)	Stock Awards ($) (e)	Option Awards ($)	Equity Incentive Deferral Plan Compensation ($) (f)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Carl Bass,	2013	991,000	1,142,213	7,269,000	—	—	—	4,196	9,406,409
President and Chief	2012	945,192	950	8,762,000	4,386,870	—	1,300,000	4,202	15,399,214
Executive Officer	2011	920,769	—	—	3,704,727	—	1,429,000	6,184	6,060,680
Mark J. Hawkins,	2013	571,076	394,583	1,186,900	—	—	—	51,553	2,204,112
Executive Vice President and	2012	547,885	—	1,173,588	402,130	226,889	289,800	100,582	2,740,874
Chief Financial Officer (a)	2011	531,058	100,000	—	712,447	333,306	250,000	78,943	2,005,754
Jan Becker,	2013	395,557	275,289	913,000	—	—	—	4,095	1,587,941
Senior Vice President,									
Human Resources and Corporate Real Estate									
Steven M. Blum,	2013	428,269	157,860	1,186,900	—	—	233,873	16,438	2,023,340
Senior Vice President,	2012	378,080	—	1,666,450	731,145	—	392,754	13,467	3,181,896
Worldwide Sales and Services (b)									
Pascal W. Di Fronzo,	2013	424,961	294,206	913,000	—	—	—	4,106	1,636,273
Senior Vice President,	2012	388,096	—	1,173,588	402,130	—	350,000	11,956	2,325,770
General Counsel and Secretary	2011	390,500	—	—	569,958	—	340,000	27,108	1,327,566
Amar Hanspal,	2013	407,173	280,361	1,168,640	—	—	—	7,268	1,863,442
Senior Vice President,									
Information Modeling and Platform									
Robert Kross,	2013	395,557	273,439	913,000	—	—	—	11,920	1,593,916
Senior Vice President,	2012	378,077	—	1,173,588	402,130	—	325,000	16,010	2,294,805
Design, Lifecycle and Simulation (c)	2011	369,692	—	—	569,958	—	350,000	4,686	1,294,336

(a) Mr. Hawkins' fiscal 2013 other compensation includes a reimbursement of relocation expenses of $20,882 with an associated tax gross up of $18,333. In addition, Mr. Hawkins' fiscal 2013 other compensation includes authorized spouse travel and gifts in connection with a business trip, tax gross-ups for certain perquisites, the 401(k) plan match, and standard health benefits.

(b) Mr. Blum's Non-Equity Incentive Plan Compensation consists of amounts earned as sales commissions during fiscal 2013 and as shown below. Commissions and sales bonuses are paid quarterly for the previous quarter's commissions and bonus earned.

	Fiscal 2013
Sales commissions	$ 195,623
Sales commissions—non-GAAP operating margin	38,250
Total	$ 233,873

Mr. Blum's fiscal 2013 other compensation includes authorized spouse travel and gifts in connection with a business trip, the 401(k) plan match, tax gross-ups for certain perquisites, and standard health benefits.

(c) Mr. Kross' fiscal 2013 other compensation includes authorized spouse travel and gifts in connection with a business trip, tax gross ups for certain perquisites, the 401(k) plan match, and standard health benefits.

(d) Fiscal 2013 bonuses primarily relate to amounts paid under the Autodesk, Inc. Incentive Performance Plan, in recognition of Autodesk's performance under the metrics approved for that Plan. In addition, Ms. Becker and Mr. Blum received anniversary bonuses in recognition of their years of service.

(e) Amounts consist of the aggregate grant date value for PSU and RSU awards computed in accordance with FASB ASC Topic 718, based on target levels of achievement (the probable outcome at grant) in the case of PSUs. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 18, 2013. The maximum value of PSU awards is capped at 150% of target. The maximum values for PSU awards granted in fiscal 2013 are as follows: Mr. Bass: $4,519,350; Mr. Hawkins: $890,175; Ms. Becker: $684,750; Mr. Blum: $890,175; Mr. Di Fronzo: $684,750; Mr. Hanspal: $876,480; and Mr. Kross: $684,750. In addition, Mr. Bass received a PSU grant relating to certain specified strategic corporate and talent management performance objectives, with a maximum value of $1,243,200. Actual PSU awards earned in fiscal 2013 by the Named Executive Officers are shown in "Long-Term Incentive Compensation" in the "Compensation Discussion and Analysis."

(f) Prior to April 2013, we maintained the Deferral Plan. Under the Deferral Plan, participants were permitted to defer up to 50% of their EIP award in a given plan year. The deferred amount of such award was to be settled with RSUs granted to the participant. For detailed information on the Deferral Plan, see "Compensation Discussion and Analysis," above.

Grants of Plan-Based Awards in Fiscal 2013

Grants of plan-based awards reflect grants made to our Named Executive Officers under our non-equity incentive plans and equity compensation plans during fiscal 2013. The following table includes potential threshold, target and maximum amounts payable under our short-term cash incentive plan (EIP) for performance during fiscal 2013. However, these amounts do not reflect amounts actually earned under our EIP for fiscal 2013. The following table also includes amounts relating to PSUs and RSUs issued under our 2012 Employee Stock Plan. See "Change in Control Arrangements and Employment Agreements" below for a further description of certain terms relating to these awards. Awards included in the following table do not constitute additional compensation to the amounts included in the Summary Compensation Table. See "Annual Incentive Award Decisions" and "Long-Term Incentive Compensation" in the "Compensation Discussion and Analysis" beginning on page 23 for actual amounts earned in fiscal 2013 by the Named Executive Officers and further discussion of the role of plan-based and other awards in our overall executive compensation program.

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during fiscal 2013:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards (b)			All Other Stock Awards: Number of Shares of Stock (#)(c)	Grant Date Fair Value of Stock Awards and Option Awards ($) (d)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)		
Carl Bass	3/8/2012	—	—	—	—	—	—	82,500	3,012,900
	3/8/2012	—	—	—	—	82,500	123,750	—	3,012,900
	12/5/2012 (e)	—	—	—	—	37,000	37,000	—	1,243,200
		—	1,237,500	2,351,250	—	—	—	—	—
Mark J. Hawkins	3/8/2012	—	—	—	—	—	—	16,250	593,450
	3/8/2012	—	—	—	—	16,250	24,375	—	593,450
		—	427,500	812,250	—	—	—	—	—
Jan Becker	3/8/2012	—	—	—	—	—	—	12,500	456,500
	3/8/2012	—	—	—	—	12,500	18,750	—	456,500
		—	296,250	562,875	—	—	—	—	—
Steve M. Blum	3/8/2012	—	—	—	—	—	—	16,250	593,450
	3/8/2012	—	—	—	—	16,250	24,375	—	593,450
		—	425,000	N/A	—	—	—	—	—
Pascal W. Di Fronzo	3/8/2012	—	—	—	—	—	—	12,500	456,500
	3/8/2012	—	—	—	—	12,500	18,750	—	456,500
		—	318,750	605,625	—	—	—	—	—
Amar Hanspal	3/8/2012	—	—	—	—	—	—	16,000	584,320
	3/8/2012	—	—	—	—	16,000	24,000	—	584,320
		—	303,750	577,125	—	—	—	—	—
Robert Kross	3/8/2012	—	—	—	—	—	—	12,500	456,500
	3/8/2012	—	—	—	—	12,500	18,750	—	456,500
		—	296,250	562,875	—	—	—	—	—

(a) Reflects target and maximum dollar amounts payable under the EIP for performance during fiscal 2013, as described in "Compensation Discussion and Analysis—Elements of Executive Compensation Programs." "Threshold" refers to the minimum amount payable for a certain level of performance; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Blum's amount in the "target" column includes a fiscal 2013 target short-term cash incentive award of $170,000 and target sales commissions of $255,000. Mr. Blum's maximum short-term cash incentive plan award is $323,000, or 190% of his target award. Sales commissions do not have a preset maximum limit.

(b) Represents shares of our Common Stock subject to each of the PSU awards granted to the Named Executive Officers in fiscal 2013 under our 2012 Employee Stock Plan. These columns show the awards that were possible at the threshold, target and maximum levels of performance. Shares were to be earned based upon our revenue growth and non-GAAP operating margin performance for fiscal 2013, calculated under a pre-established performance matrix. The Committee established the target levels for the revenue performance measure at $2.5 billion and the target level for the non-GAAP operating margin performance measure at 26%. After the Committee determined the number of shares of Common Stock earned pursuant to the PSU awards, if any, such shares were to vest in three equal installments at the time of issuance and on the first and second anniversaries of the date of issuance. For Mr. Bass, amounts include an additional PSU award covering 37,000 shares of Common Stock, subject to being earned based upon achievement of (a) specific corporate performance objectives, involving specific outcomes and deliverables related to Autodesk's strategic plan and (b) management of executive talent. Actual PSU awards earned in fiscal 2013 by the Named Executive Officers under this program are shown in "Long-Term Incentive Compensation" in the "Compensation Discussion and Analysis."

(c) RSUs vest as to one-third of the units on an annual basis over three years from the date of grant.

(d) Reflects the grant date fair value of each equity award. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 18, 2013. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of RSUs or the sale of the Common Stock underlying such awards.

(e) The Compensation and Human Resources Committee approved the PSU award on March 8, 2012, but due to the accounting standards the award was not recognized as granted until December 5, 2012.

Outstanding Equity Awards at Fiscal 2013 Year End

The following table presents information concerning unexercised options and unvested RSU awards for each Named Executive Officer outstanding as of January 31, 2013. This table includes options and RSUs granted under the 2012 Employee Stock Plan, the 2008 Employee Stock Plan, the 2006 Employee Stock Plan and the 1996 Stock Plan. Unless otherwise indicated, all options granted to Named Executive Officers vest at the rate of 25% per year over the first four years of the option term and all RSU awards fully vest on the third anniversary of the grant date.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($) (f)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)
Carl Bass	3/18/2004	125,000	—	14.40	3/18/2014	—	$ —	—	$ —
	6/28/2004	150,000	—	20.69	6/28/2014	—	—	—	—
	6/14/2007	375,000	—	45.29	6/14/2013	—	—	—	—
	3/13/2008	400,000	—	34.53	3/13/2014	—	—	—	—
	2/2/2009	393,750	131,250	16.53	2/2/2016	—	—	—	—
	3/26/2010	195,000	195,000	29.50	3/26/2017	—	—	—	—
	3/24/2011	75,000	225,000	43.81	3/24/2021	—	—	—	—
	3/8/2012	—	—	—	—	34,225 (a)	1,330,668	—	—
	3/8/2012	—	—	—	—	76,147 (b)	2,960,595	—	—
	3/24/2011	—	—	—	—	132,000 (c)	5,132,160	—	—
	3/8/2012	—	—	—	—	82,500 (d)	3,207,600	—	—
Mark J. Hawkins	4/27/2009	—	37,500	19.01	4/27/2016	—	—	—	—
	3/26/2010	—	37,500	29.50	3/26/2017	—	—	—	—
	3/24/2011	—	20,625	43.81	3/24/2021	—	—	—	—
	3/24/2011	—	—	—	—	9,075 (c)	352,836	—	—
	3/24/2011	—	—	—	—	—	—	1,902 (h)	73,950
	9/21/2011	—	—	—	—	20,000 (e)	777,600	—	—
	3/8/2012	—	—	—	—	—	—	1,553 (g)	60,381
	3/8/2012	—	—	—	—	16,250 (d)	631,800	—	—
	3/8/2012	—	—	—	—	14,998 (b)	583,122	—	—
Jan Becker	6/14/2007	50,000	—	45.29	6/14/2013	—	—	—	—
	3/12/2008	45,000	—	32.90	3/12/2014	—	—	—	—
	2/2/2009	2	18,750	16.53	2/2/2016	—	—	—	—
	3/26/2010	15,000	30,000	29.50	3/26/2017	—	—	—	—
	3/24/2011	6,875	20,625	43.81	3/24/2021	—	—	—	—
	3/8/2012	—	—	—	—	11,537 (b)	448,559	—	—
	3/24/2011	—	—	—	—	9,075 (c)	352,836	—	—
	9/21/2011	—	—	—	—	20,000 (e)	777,600	—	—
	3/8/2012	—	—	—	—	12,500 (d)	486,000	—	—
Steve M. Blum	6/14/2007	65,000	—	45.29	6/14/2013	—	—	—	—
	6/29/2007	22,500 (i)	—	17.53	4/5/2014	—	—	—	—
	3/12/2008	20,706	—	32.90	3/12/2014	—	—	—	—
	2/2/2009	41,250	13,750	16.53	2/2/2016	—	—	—	—
	3/25/2010	30,000	30,000	29.49	3/25/2017	—	—	—	—
	3/24/2011	12,500	37,500	43.81	3/24/2021	—	—	—	—
	3/24/2011	—	—	—	—	16,500 (c)	641,520	—	—
	9/21/2011	—	—	—	—	20,000 (e)	777,600	—	—
	3/8/2012	—	—	—	—	14,998 (b)	583,122	—	—

	3/8/2012	—		—	—	—	16,250	(d)	631,800	—		—
Pascal W. Di Fronzo	6/14/2007	75,000		—	45.29	6/14/2013	—		—	—		—
	3/12/2008	22,502		—	32.90	3/12/2014	—		—	—		—
	2/2/2009	56,250		18,750	16.53	2/2/2016	—		—	—		—
	3/26/2010	30,000		30,000	29.50	3/26/2017	—		—	—		—
	3/24/2011	6,875		20,625	43.81	3/24/2021	—		—	—		—
	3/8/2012	—		—	—	—	11,537	(b)	448,559	—		—
	3/24/2011	—		—	—	—	9,075	(c)	352,836	—		—
	9/21/2011	—		—	—	—	20,000	(e)	777,600	—		—
	3/8/2012	—		—	—	—	12,500	(d)	486,000	—		—
Amar Hanspal	6/14/2007	75,000		—	45.29	6/14/2013	—		—	—		—
	3/12/2008	45,000		—	32.90	3/12/2014	—		—	—		—
	2/2/2009	56,250		18,750	16.53	2/2/2016	—		—	—		—
	3/26/2010	30,000		30,000	29.50	3/26/2017	—		—	—		—
	3/24/2011	6,875		20,625	43.81	3/24/2021	—		—	—		—
	8/6/2007	40,000	(i)	—	24.97	9/15/2014	—		—	—		—
	3/8/2012	—		—	—	—	14,768	(b)	574,180	—		—
	3/26/2010	—		—	—	—	—		—	745	(j)	28,966
	3/24/2011	—		—	—	—	9,075	(c)	352,836	—		—
	9/21/2011	—		—	—	—	20,000	(e)	777,600	—		—
	3/8/2012	—		—	—	—	—		—	963	(g)	37,441
	3/8/2012	—		—	—	—	16,000	(d)	622,080	—		—
Robert Kross	6/14/2007	65,000		—	45.29	6/14/2013	—		—	—		—
	3/12/2008	45,000		—	32.90	3/12/2014	—		—	—		—
	2/2/2009	37,500		18,750	16.53	2/2/2016	—		—	—		—
	3/26/2010	30,000		30,000	29.50	3/26/2017	—		—	—		—
	3/24/2011	6,875		20,625	43.81	3/24/2021	—		—	—		—
	3/8/2012	—		—	—	—	11,537	(b)	448,559	—		—
	3/24/2011	—		—	—	—	9,075	(c)	352,836	—		—
	9/21/2011	—		—	—	—	20,000	(e)	777,600	—		—
	3/8/2012	—		—	—	—	12,500	(d)	486,000	—		—

(a) Award relates to earned amount of PSU award based on certain specified strategic corporate, and talent management performance objectives. The Compensation and Human Resources Committee approved the PSU award on March 8, 2012, but due to the accounting standards the award was not recognized as granted until December 5, 2012. The award was granted under the 2012 Plan and vests on March 25, 2013.

(b) Awards granted on March 8, 2012, relate to a PSU award granted under the 2012 Plan. The PSU award is to vest based on achievement of the performance goals for fiscal 2013 (such that achievement of a particular level of performance could result in no portion of the award vesting, the full award vesting, or some portion of the award vesting) in thirds for a period of three years from the grant date.

(c) Awards granted on March 24, 2011, relate to RSU awards and vest in thirds for a period of three years from the grant date.

(d) Awards granted on March 8, 2012, relate to RSU awards granted under the 2012 Plan and vest in thirds for a period of three years from the grant date.

(e) Awards granted on September 21, 2011, relate to RSU awards and fully vest within three years of the grant date.

(f) Market value of RSUs that have not vested is computed by multiplying (i) $38.88, the closing price on the NASDAQ of Autodesk Common Stock on January 31, 2013, the last trading day of fiscal 2013, by (ii) the number of shares of stock underlying RSU awards.

(g) Awards granted on March 8, 2012, to Mr. Hawkins and Mr. Hanspal relate to the Premium RSU awards granted under the Equity Incentive Deferral Plan for fiscal year 2012. These awards vest on the third anniversary of the grant date.

(h) Awards granted on March 24, 2011, to Mr. Hawkins relate to the Premium RSU awards granted under the Equity Incentive Deferral Plan for fiscal year 2011. These awards vest on the third anniversary of the grant date.

(i) Options granted on June 29, 2007, and August 6, 2007, to Mr. Blum and Mr. Hanspal relate to the re-grant of options that were amended and re-priced as a result of our 2007 voluntary review of historical stock option granting practices. These options have varied vesting schedules because the original option was split between an incentive stock option and a non-qualified stock option due to IRS regulations regarding the number of incentive stock options that can vest in any one calendar year, and because only the unexercised portion of the option was cancelled and re-granted.

(j) Awards granted on March 26, 2010, to Mr. Hanspal relate to the Premium RSU awards granted under the Equity Incentive Deferral Plan for fiscal year 2010. These awards vest on the third anniversary of the grant date.

Option Exercises and Stock Vested at Fiscal 2013 Year End

The following table presents certain information concerning the vesting of stock awards by each of the Named Executive Officers during fiscal 2013.

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
Carl Bass	218,750	1,518,125	68,000	2,428,960
Mark J. Hawkins	56,250	824,063	29,675	1,210,741
Jan Becker	121,428	1,820,275	8,958	319,980
Steve M. Blum	108,294	521,410	18,500	641,220
Pascal W. Di Fronzo	—	—	13,453	480,541
Amar Hanspal	—	—	10,348	369,630
Robert Kross	50,000	451,500	10,772	384,775

(a) For options exercised, reflects the number of shares acquired upon exercise multiplied by the difference between the closing market price of our Common Stock as reported on the NASDAQ on the date of exercise and the exercise price of the underlying stock option. For RSUs vested, reflects the number of shares acquired on vesting multiplied by the closing market price of our Common Stock as reported on the NASDAQ on the vesting date.

Nonqualified Deferred Compensation for Fiscal 2013

Under our Nonqualified Deferred Compensation Plan, certain United States-based officers (including Named Executive Officers) may defer compensation earned as salary, commissions or awards under the short-term cash incentive plan (EIP). Deferral elections are made by eligible executive officers each year during an "open enrollment" period for amounts to be earned in the following year. Autodesk does not make any contribution for executive officers under the Nonqualified Deferred Compensation Plan. Prior to April 2013, we maintained our Autodesk, Inc. Equity Incentive Deferral Plan, which permitted certain executive officers to defer up to 50% of their EIP award.

The following table presents information regarding non-qualified deferred compensation activity for each listed officer during fiscal 2013:

Named Executive Officer	Executive Contributions in Fiscal Year ($) (a)	Aggregate Earnings/ (Losses) in Fiscal Year ($) (b)	Aggregate Balance at Fiscal Year End ($)
Carl Bass	—	—	—
Mark J. Hawkins	59,800	10,084	107,912
Jan Becker	—	18,778	1,145,326
Steve M. Blum	88,260	57,930	444,928
Pascal W. Di Fronzo	—	18,180	128,836
Amar Hanspal	—	3,048	21,396
Robert Kross	—	—	—

(a) Contributions in this column for Mr. Hawkins and Mr. Blum include $59,800 and $88,260, respectively, are reported as fiscal 2012 salary in the Summary Compensation Table.

(b) None of the earnings or losses in this column are reflected in the Summary Compensation Table because they are not considered preferential or above market.

Change in Control Arrangements and Employment Agreements

In an effort to ensure the continued service of our key executive officers in the event of a change in control, each of our current executive officers other than our CEO, among other employees, participate in an amended and restated Executive Change in Control Program (the "Program") that was approved by the Board in March 2006 and amended most recently in December 2010. Mr. Bass does not participate in the Program and has a change in control provision in his employment agreement, as noted below.

Executive Change in Control Program

Under the terms of the Program, if, within twelve months of a "change in control", an executive officer who participates in the Program is terminated without "cause", or voluntarily terminates his or her employment for "good reason" (as those terms are defined in the Program), the executive officer will receive (among other benefits), following execution of a release and non-solicit agreement:

- An amount equal to one and one-half times the sum of the executive officer's annual base compensation and average annual bonus, payable in a lump sum;
- The acceleration of all of the executive officer's outstanding incentive equity awards, including stock options and RSUs; and
- Reimbursement of the total applicable premium cost for medical and dental coverage for the executive officer and his or her eligible spouse and dependents until the earlier of 18 months from the date of termination or when the executive officer becomes covered under another employer's employee benefit plans.
- If the executive officer is terminated for any other reason, they will receive severance or other benefits only to the extent that they would be entitled to receive under our then-existing benefit plans and policies. If the benefits provided under the Program constitute parachute payments under Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever amount results in the receipt of the greatest amount of benefits by the executive officer.

As defined in the Program, a "change in control" occurs if any person acquires 50% or more of the total voting power represented by voting securities, if Autodesk sells all or substantially all its assets, if Autodesk merges or consolidates with another corporation, or if the composition of the Board changes substantially.

Employment Agreement with Carl Bass (effective during the fiscal year ended January 31, 2013)

In March 2012, Autodesk entered into an amended and restated employment agreement with Carl Bass. This agreement was effective during the fiscal year ended January 31, 2013, and provided for, among other things, certain payments and benefits to be provided to Mr. Bass in the event his employment was terminated without "cause" or he resigned for "good reason," including in connection with a "change of control" or following the completion of a Board requested executive "transition period", as each such term was defined in Mr. Bass's employment agreement.

In the event Mr. Bass's employment was terminated by Autodesk without cause or if Mr. Bass resigned for good reason, and such termination was not in connection with a change of control, Mr. Bass would have received (i) payment of 200% of his then current base salary for 12 months; (ii) payout of his pro-rata bonus for the fiscal year in which termination occurred provided Autodesk bonus targets were satisfied, to be paid in one lump sum on or before March 15th of the succeeding fiscal year; (iii) accelerated vesting for 24 months of his then-outstanding, unvested equity awards (other than any awards that vest in whole or in part based on performance); (iv) a period of not less than 12 months to exercise any vested stock options that were granted to Mr. Bass on or after February 2, 2009 (provided that such options shall expire, if earlier, on the date when they would have expired if his employment had not terminated); and (v) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass became covered under similar health plans. In addition, Mr. Bass was subject to non-solicitation and non-competition covenants for 12 months following a termination that gave rise to the severance benefits discussed above.

If, in connection with a change of control, Mr. Bass's employment was terminated by Autodesk without cause or if Mr. Bass resigned for good reason, Mr. Bass would have received (i) a lump sum payment in an amount equal to 200% of his then current annual base salary; (ii) payout of his pro-rata bonus for the fiscal year in which termination occurred provided Autodesk bonus targets were satisfied, to be paid in one lump sum on or before March 15th of the succeeding fiscal year; (iii) fully accelerated vesting of all of his then outstanding unvested equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria; (iv) a period of not less than twelve (12) months to exercise any vested stock options that were granted to Mr. Bass on or after February 2, 2009 (provided

that such options shall expire, if earlier, on the date when they would have expired if his employment had not terminated); and (v) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 18 months following termination or the date Mr. Bass became covered under similar health plans.

Employment Agreement with Carl Bass (effective March 2013)

In March 2013, Autodesk entered into an amended and restated employment agreement with Carl Bass that increases his salary in fiscal 2014 and provides for, among other things, certain payments and benefits to be provided to Mr. Bass in the event his employment is terminated without "cause" or he resigns for "good reason," including in connection with a "change of control" or following the completion of a Board requested executive "transition period", as each such term is defined in Mr. Bass's employment agreement.

In the event Mr. Bass's employment is terminated by Autodesk without cause or if Mr. Bass resigns for good reason, and such termination is not in connection with a change of control, Mr. Bass will receive (i) payment of 200% of his then current base salary for 12 months; (ii) payout of his pro-rata bonus for the fiscal year in which termination occurs provided Autodesk bonus targets are satisfied, to be paid in one lump sum on or before March 15th of the succeeding fiscal year; (iii) fully accelerated vesting of all of his then-outstanding, unvested equity awards (other than any awards that vest in whole or in part based on performance); (iv) with respect to his then outstanding unvested equity awards that vest in whole or in part based on performance, those awards will vest, as if he had remained continuously employed by Autodesk through the end of the 12-month performance period in which his employment is terminated, based on the extent, if any, that the underlying performance criteria for those awards are satisfied for that performance period; (v) a period of not less than 12 months to exercise any vested stock options that were granted to Mr. Bass on or after February 2, 2009 (provided that such options shall expire, if earlier, on the date when they would have expired if his employment had not terminated); and (vi) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans. In addition, Mr. Bass is subject to non-solicitation and non-competition covenants for 12 months following a termination that gives rise to the severance benefits discussed above.

If, in connection with a change of control, Mr. Bass's employment is terminated by Autodesk without cause or if Mr. Bass resigns for good reason, Mr. Bass will receive (i) a lump sum payment in an amount equal to 200% of his then current annual base salary; (ii) payout of his pro-rata bonus for the fiscal year of Autodesk in which termination occurs provided Autodesk bonus targets are satisfied, to be paid in one lump sum on or before March 15th of the succeeding fiscal year; (iii) fully accelerated vesting of all of his then outstanding unvested equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria; (iv) a period of not less than twelve (12) months to exercise any vested stock options that were granted to Mr. Bass by Autodesk on or after February 2, 2009 (provided that such options shall expire, if earlier, on the date when they would have expired if his employment had not terminated); and (v) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 18 months following termination or the date Mr. Bass becomes covered under similar health plans.

Potential Payments Upon Termination or Change in Control

The tables below list the estimated amount of compensation payable to each of the Named Executive Officers in the event of voluntary termination, involuntary not-for-cause termination, for cause termination, termination following a change in control, and termination in the event of disability or death of the executive. The amounts shown for all Named Executive Officers assume that such termination was effective as of January 31, 2013, and include amounts earned through that date for all components of compensation, benefits and perquisites payable under the Executive Change in Control Program effective during the 2013 fiscal year. Mr. Bass does not participate in the Executive Change in Control Program. Amounts for Mr. Bass include certain items specified in his employment agreement, discussed above. Estimated amounts for share-based compensation are based on the closing price of our Common Stock on the NASDAQ on Thursday, January 31, 2013, which was $38.88 per share. The actual amounts for all Named Executive Officers to be paid out can only be determined at the time of such executive's separation.

Carl Bass

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	1,980,000	—	1,980,000	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	1,179,667	—	—
Equity Awards (3)	—	12,336,102	—	17,379,097	—	—
Benefits and perquisites:						
Health Insurance (4)	—	25,127	—	37,690	25,127	—
Disability Income (5)	—	—	—	—	2,318,937	—
Accidental Death or Dismemberment (6)	—	—	—	—	—	—
Life Insurance (7)	—	—	—	—	—	1,980,000
Accrued Vacation Pay (8)	—	—	—	—	—	—
Total Executive Benefits and Payments Upon Separation	—	14,341,229	—	20,576,454	2,344,064	1,980,000

Mark J. Hawkins

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	—	—	855,000	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	655,001	—	—
Equity Awards (3)	—	—	—	3,174,622	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	31,271	20,847	—
Disability Income (5)	—	—	—	—	2,801,939	—
Accidental Death or Dismemberment (6)	—	—	—	—	1,140,000	1,140,000
Life Insurance (7)	—	—	—	—	—	1,140,000
Total Executive Benefits and Payments Upon Separation	—	—	—	4,715,894	3,962,786	2,280,000

Jan Becker

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	—	—	592,500	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	455,000	—	—
Equity Awards (3)	—	—	—	2,316,899	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	31,896	21,264	—
Disability Income (5)	—	—	—	—	1,563,850	—
Accidental Death or Dismemberment (6)	—	—	—	—	395,000	395,000
Life Insurance (7)	—	—	—	—	—	790,000
Total Executive Benefits and Payments Upon Separation	—	—	—	3,396,295	1,980,114	1,185,000

Proxy Materials

Steven M. Blum

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	—	—	637,500	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	93,824	—	—
Sales Commissions and Bonus (9)	—	—	—	233,873	—	—
Equity Awards (3)	—	—	—	2,639,933	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	37,690	25,127	—
Disability Income (5)	—	—	—	—	2,955,358	—
Accidental Death or Dismemberment (6)	—	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	—	2,000,000
Total Executive Benefits and Payments Upon Separation	—	—	—	3,642,820	4,980,485	4,000,000

Pascal W. Di Fronzo

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	—	—	637,500	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	478,125	—	—
Equity Awards (3)	—	—	—	2,316,899	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	35,701	23,800	—
Disability Income (5)	—	—	—	—	2,962,536	—
Accidental Death or Dismemberment (6)	—	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	—	2,000,000
Total Executive Benefits and Payments Upon Separation	—	—	—	3,468,225	4,986,336	4,000,000

Amar Hanspal

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	—	—	607,500	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	449,375	—	—
Equity Awards (3)	—	—	—	2,631,787	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	37,690	25,127	—
Disability Income (5)	—	—	—	—	2,845,114	—
Accidental Death or Dismemberment (6)	—	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	—	2,000,000
Total Executive Benefits and Payments Upon Separation	—	—	—	3,726,352	4,870,241	4,000,000

Executive Benefits and Payments	Voluntary Termination on 1/31/2013 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2013 ($)	For Cause Termination on 1/31/2013 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2013 ($)	Disability on 1/31/2013 ($)	Death on 1/31/2013 ($)
Compensation:						
Base Salary (1)	—	—	—	592,500	—	—
Short-Term Cash Incentive Plan (EIP) (2)	—	—	—	472,500	—	—
Equity Awards (3)	—	—	—	2,316,898	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	26,735	17,824	—
Disability Income (5)	—	—	—	—	1,670,500	—
Accidental Death or Dismemberment (6)	—	—	—	—	790,000	790,000
Life Insurance (7)	—	—	—	—	—	395,000
Total Executive Benefits and Payments Upon Separation	—	—	—	3,408,633	2,478,324	1,185,000

(1) *Base Salary:* For Mr. Bass, the amounts shown would be paid in accordance with his employment agreement that was in effect as of January 31, 2013. For the other Named Executive Officers, the amounts shown would be paid in accordance with the Executive Change in Control Program effective during the 2013 fiscal year.

(2) *Short-Term Cash Incentive Plan (EIP):* For Mr. Bass, the amounts shown would be paid in accordance with his employment agreement that was in effect as of January 31, 2013. For the other Named Executive Officers, the amounts shown would be paid in accordance with the Executive Change in Control Program effective during the 2013 fiscal year. These amounts are based on the cash value of the short-term cash incentive plan, regardless of the executive officers' election to defer part of their short-term cash incentive as RSUs under the Equity Incentive Deferral Plan.

(3) *Equity Awards:* For Mr. Bass, the amounts shown reflect the value of unvested equity awards accelerated in accordance with his employment agreement that was in effect as of January 31, 2013. For the other Named Executive Officers, the amounts shown reflect the value of unvested equity awards accelerated in accordance with the Executive Change in Control Program effective during the 2013 fiscal year. Reported values are based on (i) the excess of the closing price of our Common Stock on January 31, 2013 ($38.88 per share), over the exercise price with respect to unvested stock options, and (ii) the closing price of our Common Stock on January 31, 2013 ($38.88 per share) in the case of RSUs and PSUs.

(4) *Health Insurance:* For Mr. Bass, in accordance with his employment agreement that was in effect as of January 31, 2013, these amounts represent the cost of continuing coverage for Mr. Bass and his dependents. The amount shown in the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) Termination column reflects twelve months of coverage after separation. The amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column reflects eighteen months of coverage after separation. For the other Named Executive Officers, these amounts represent the cost of continuing coverage for medical and dental benefits for each executive and his or her dependents (i) in the case of the Disability column, for twelve months in accordance with Autodesk's benefits program, and (ii) in the case of the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column, for eighteen months after separation in accordance with the Executive Change in Control Program effective during the 2013 fiscal year.

(5) *Disability Income:* Reflects the estimated present value of all future payments to each executive under his or her elected disability program, which represent 100% of base salary for the first 90 days, and then 66-$^{2}/3$% of salary thereafter, with a maximum of $20,000 per month, until the age of 65. These payments would be made by the insurance provider, not by Autodesk.

(6) *Accidental Death or Dismemberment:* Reflects the lump-sum amount payable to each executive or his or her beneficiaries by Autodesk's insurance provider in the event of the executive's accidental death. There is also a prorated lump sum payment for dismemberment. The amount shown as payable upon dismemberment is based upon the payout for the most severe dismemberment under the plan.

(7) *Life Insurance:* Reflects the lump-sum amount payable to beneficiaries by Autodesk's insurance provider in the event of the executive's death.

(8) *Accrued Vacation Pay:* At January 31, 2013, Mr. Bass had no accrued vacation.

(9) *Sales Commissions and Bonus:* For Mr. Blum, amounts reflect the fiscal 2013 sales commissions and bonuses earned.

Compensation of Directors

During fiscal 2013, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$75,000 and 8,300 RSUs		
Non-executive Chairman of the Board	an additional	$	65,000
Chair of the Audit Committee	an additional	$	25,000
Chair of the Compensation and Human Resources Committee	an additional	$	20,000
Chair of the Corporate Governance and Nominating Committee	an additional	$	10,000

The annual compensation cycle for non-employee directors begins on the date of the annual stockholders' meeting and ends on the date of the next annual stockholders meeting ("Directors' Compensation Cycle"). Director compensation in the tables below represents the portion of annual compensation with respect to service during Autodesk's fiscal 2013.

For the June 16, 2011 through June 7, 2012 Directors' Compensation Cycle, each director could elect to receive up to 50% of his or her annual fee in cash, with the balance paid in the form of restricted stock issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. The restricted stock was issued at the beginning of the Directors' Compensation Cycle on the date of the annual meeting of stockholders and vested on the date of the annual meeting of stockholders in the following year, provided that the recipient was a director on such date. For the period from June 16, 2011 through June 7, 2012, all of our non-employee directors, except Mr. Beveridge, Ms. McDowell, Mr. Robel, and Mr. West, elected to convert 100% of the cash portion of their annual fees to restricted stock; Mr. Beveridge, Ms. McDowell, and Mr. West elected to receive 50% of their annual fees in the form of restricted stock; Mr. Robel elected to receive 60% of his annual fees in the form of restricted stock.

Starting with the annual meeting on June 7, 2012, each director can elect to receive up to 100% of his or her annual fees in the form of RSUs issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. The RSUs are issued at the beginning of the Directors' Compensation Cycle on the date of the annual meeting of stockholders and will vest on the date of the annual meeting of stockholders in the following year, provided that the recipient is a director on such date. For the period from June 7, 2012 through June 13, 2013, all of our non-employee directors, except Mr. Beveridge, Mr. Robel, and Mr. West, elected to convert 100% of the cash portion of their annual fees to RSUs. Mr. Beveridge did not elect to receive any portion of his annual fees in the form of RSUs and instead received 100% cash. Mr. Robel elected to receive 80% of his annual fees in the form of RSUs. Mr. West elected to receive 20% of his annual fees in the form of RSUs.

If elected, cash compensation is accrued monthly and paid quarterly, in arrears.

Autodesk's 2012 Outside Directors' Stock Plan provides for the automatic grant of RSUs to our non-employee directors. Upon being elected or appointed to our Board, each non-employee director is provided an initial grant of 12,400 RSUs, with subsequent annual grants of 8,300 RSUs ("Subsequent Annual RSUs"). The RSUs granted under the 2012 Outside Directors' Stock Plan upon election or appointment vest over a three-year period; Subsequent Annual RSUs vest over a one-year period.

The table below presents information concerning the compensation paid by us to each of our non-employee directors for fiscal 2013. Mr. Bass, who was our employee during fiscal 2013, did not receive additional compensation for his service as a director. Mr. Georgens did not serve on our Board during the fiscal year ended January 31, 2013 and therefore did not receive compensation during that fiscal year.

Director (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($)
Crawford W. Beveridge	140,000	275,893	415,893
J. Hallam Dawson	75,000	285,978	360,978
Per-Kristian Halvorsen	85,000	287,974	372,974
Mary T. McDowell	75,000	283,351	358,351
Lorrie M. Norrington	75,000	283,351	358,351
Charles J. Robel	100,000	285,590	385,590
Stacy J. Smith	75,000	280,736	355,736
Steven M. West	95,000	276,773	371,773

(a) Mr. Robel is not seeking re-election to the Board at the 2013 Annual Meeting.

(b) Fees Earned or Paid in Cash reflects the dollar amounts of fees earned. As noted above, during the 2013 Directors' Compensation Cycle, directors could elect to receive up to 100% of their compensation in the form of RSUs in lieu of cash. The following table represents actual cash received by the directors in fiscal 2013 based on their elections. See footnote (c) for more information regarding the RSUs granted in lieu of cash.

Director	Fees Actually Paid in Cash ($)
Crawford W. Beveridge	115,500
J. Hallam Dawson	—
Per-Kristian Halvorsen	—
Mary T. McDowell	13,125
Lorrie M. Norrington	13,125
Charles J. Robel	27,000
Stacy J. Smith	26,250
Steven M. West	66,025

(c) The Stock Awards column reflects (i) the grant date fair value of the Subsequent Annual RSUs and (ii) the pro-rata grant date fair value of 20% of the stock awards the directors earned during fiscal 2013 in lieu of cash. The 20% represents the premium of the $1.20 worth of stock for each $1.00 of cash compensation foregone. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal 2013 Annual Report on Form 10-K filed on March 15, 2013. These amounts do not correspond to the actual value that will be realized by the directors upon the vesting of RSUs or the sale of the Common Stock underlying such awards.

The following table shows the total amounts and fair values, as well as the 20% premium, of RSUs granted on June 16, 2011 in lieu of cash foregone for the June 16, 2011, through June 7, 2012, Directors' Compensation Cycle.

	Restricted Stock Unit			
Director	**Total Number of Shares (#)**	**Number of Shares Representing the 20% Premium (#)**	**Grant Date Fair Value of Stock Awards ($)**	**Grant Date Fair Value of the 20% Premium of the Stock Awards ($)**
Crawford W. Beveridge	2,305	384	83,994	13,993
J. Hallam Dawson	2,469	411	89,970	14,977
Per-Kristian Halvorsen	2,799	466	101,996	16,981
Mary T. McDowell	1,234	205	44,967	7,470
Lorrie M. Norrington	1,234	205	44,967	7,470
Charles J. Robel	1,975	329	71,969	11,989
Stacy J. Smith	—	—	—	—
Steven M. West	1,564	260	56,992	9,474

The following table shows the total amounts and fair values, as well as the 20% premium, of RSUs granted on June 7, 2012 in lieu of cash foregone for the June 7, 2012, through June 13, 2013, Directors' Compensation Cycle.

	Restricted Stock Unit			
Director	**Total Number of Shares (#)**	**Number of Shares Representing the 20% Premium (#)**	**Grant Date Fair Value of Stock Awards ($)**	**Grant Date Fair Value of the 20% Premium of the Stock Awards ($)**
Crawford W. Beveridge	—	—	—	—
J. Hallam Dawson	2,756	459	89,983	14,986
Per-Kristian Halvorsen	3,124	520	101,999	16,978
Mary T. McDowell	2,756	459	89,983	14,986
Lorrie M. Norrington	2,756	459	89,983	14,986
Charles J. Robel	2,940	490	95,991	15,999
Stacy J. Smith	2,756	459	89,983	14,986
Steven M. West	698	116	22,790	3,787

The following table shows the total amounts and fair values of Subsequent Annual RSUs granted on June 7, 2012.

	Restricted Stock Unit		
Director	**Grant Date**	**Number of Shares (#)**	**Grant Date Fair Value of Stock Awards ($)**
Crawford W. Beveridge	6/7/2012	8,300	270,995
J. Hallam Dawson	6/7/2012	8,300	270,995
Per-Kristian Halvorsen	6/7/2012	8,300	270,995
Mary T. McDowell	6/7/2012	8,300	270,995
Lorrie M. Norrington	6/7/2012	8,300	270,995
Charles J. Robel	6/7/2012	8,300	270,995
Stacy J. Smith	6/7/2012	8,300	270,995
Steven M. West	6/7/2012	8,300	270,995

The aggregate number of each director's stock options and RSUs outstanding at January 31, 2013 was:

Directors	Aggregate Number of Shares Underlying Outstanding Stock Options Outstanding	Aggregate Number of Shares Underlying Outstanding Restricted Stock Units
Crawford W. Beveridge	100,000	8,300
J. Hallam Dawson	160,000	11,056
Per-Kristian Halvorsen	140,000	11,424
Mary T. McDowell	70,000	11,056
Lorrie M. Norrington	50,000	11,056
Charles J. Robel	90,000	11,240
Stacy J. Smith	50,000	11,056
Steven M. West	110,000	8,998

Proxy Materials

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2013.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (in millions) (#)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (#)
Equity compensation plans approved by security holders	23.8	32.88	50.2 (1)
Equity compensation plans not approved by security holders (2)	0.2	12.53	—
Total	24.0	32.69	50.2

(1) Included in this amount are 36.2 million securities available for future issuance under Autodesk's 1998 Employee Qualified Stock Purchase Plan.

(2) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board in December 2004. The Nonstatutory Stock Option Plan permitted the grant to eligible employees of options to purchase up to 16.9 million shares, all of which have been granted. Executive officers and members of the Board were not eligible to participate in this plan. The Nonstatutory Stock Option Plan was intended to help Autodesk attract and retain outstanding individuals in order to promote Autodesk's success. Only nonstatutory stock options were granted under the Nonstatutory Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Autodesk's Common Stock as of March 31, 2013, for each person or entity who is known by Autodesk to own beneficially more than 5% of the outstanding shares of Autodesk Common Stock, each of Autodesk's directors (including the nominees for directors), each of the Named Executive Officers and all directors, and executive officers as a group.

5% Stockholders, Directors and Officers (1)	Common Stock Beneficially Owned (2)	Percentage Beneficially Owned (3)
Principal Stockholders:		
T. Rowe Price Associates, Inc. (4)	14,298,153	6.3%
BlackRock, Inc. (5)	11,838,109	5.2%
The Vanguard Group, Inc. (6)	13,591,633	6.0%
Non-Employee Directors:		
Crawford W. Beveridge (7)	128,873	*
J. Hallam Dawson (8)	214,700	*
Thomas Georgens (9)	—	*
Per-Kristian Halvorsen (10)	149,199	*
Mary T. McDowell (11)	72,876	*
Lorrie M. Norrington (12)	34,734	*
Charles J. Robel (13)	100,990	*
Stacy J. Smith (14)	17,000	*
Steven M. West (15)	97,607	*
Named Executive Officers:		
Carl Bass (16)	2,225,643	*
Mark J. Hawkins (17)	86,250	*
Steven M. Blum (18)	238,920	*
Pascal W. Di Fronzo (19)	264,368	*
Jan Becker (20)	186,245	*
Amar Hanspal (21)	303,588	*
Robert Kross (22)	239,091	*
All directors and executive officers as a group (16 individuals) (23)	4,360,084	1.9%

* Represents less than one percent (1%) of the outstanding Common Stock.

(1) Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares the individual or entity has the right to acquire within 60 days of March 31, 2013, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) The total number of shares of Common Stock outstanding as of March 31, 2013, was 227,064,833.

(4) As of December 31, 2012, the reporting date of T. Rowe Price Associates, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 7, 2013, T. Rowe Price Associates, Inc. was deemed to have sole voting power with respect to 4,647,578 shares and sole dispositive power with respect to 14,298,153 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(5) As of December 31, 2012, the reporting date of BlackRock, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 8, 2013, BlackRock, Inc. was deemed to have sole voting and dispositive power with respect to 11,838,109 shares. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(6) As of December 31, 2012, the reporting date of The Vanguard Group, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 11, 2013, The Vanguard Group, Inc. was deemed to have sole voting power with respect to 399,370 shares, sole dispositive power with respect to 13,212,563 shares and shared dispositive power with respect to 379,070 shares. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(7) Includes 100,000 shares subject to options exercisable within 60 days of March 31, 2013. Includes 28,873 shares held by trust.

(8) Includes 160,000 shares subject to options exercisable within 60 days of March 31, 2013. Includes 54,700 shares held by trust.
(9) Upon appointment to the Board on March 21, 2013, Mr. Georgens was granted 12,400 restricted stock units, none of which vest within 60 days of March 31, 2013.
(10) Includes 140,000 shares subject to options exercisable within 60 days of March 31, 2013.
(11) Includes 70,000 shares subject to options exercisable within 60 days of March 31, 2013.
(12) Includes 33,500 shares subject to options exercisable within 60 days of March 31, 2013.
(13) Includes 90,000 shares subject to options exercisable within 60 days of March 31, 2013.
(14) Includes 17,000 shares subject to options exercisable within 60 days of March 31, 2013.
(15) Includes 90,000 shares subject to options exercisable within 60 days of March 31, 2013. Includes 10,990 shares held by trust.
(16) Includes 2,017,500 shares subject to options exercisable within 60 days of March 31, 2013. Includes 90,057 shares held by an irrevocable trust, as to which Mr. Bass holds sole voting rights, but no dispositive rights, as special voting trustee. Mr. Bass disclaims beneficial ownership of the shares held in trust except to the extent of his pecuniary interest.
(17) Includes 51,250 shares subject to options exercisable within 60 days of March 31, 2013.
(18) Includes 190,000 shares subject to options exercisable within 60 days of March 31, 2013.
(19) Includes 231,252 shares subject to options exercisable within 60 days of March 31, 2013.
(20) Includes 138,750 shares subject to options exercisable within 60 days of March 31, 2013.
(21) Includes 293,750 shares subject to options exercisable within 60 days of March 31, 2013.
(22) Includes 225,000 shares subject to options exercisable within 60 days of March 31, 2013.
(23) Includes 3,848,002 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

Autodesk's Related Party Transactions Policy states that all transactions between or among Autodesk and its wholly-owned subsidiaries and any Related Party, as defined, requires the prior written approval of the Chief Financial Officer. Non-routine Transactions with vendors and suppliers to Autodesk and its wholly-owned subsidiaries require the prior written approval of the Corporate Controller. In addition, in accordance with our Code of Business Conduct and the charter for the Audit Committee, our Audit Committee reviews and approves in advance any proposed "related person" transactions. Any related person transaction will be disclosed in an SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and the NASDAQ. Such executive officers, directors and stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during fiscal 2013, we are not aware of any late Section 16(a) filings except for (i) one late report on Form 4 due to an administrative error, relating to the withholding of shares to cover withholding taxes incident to the vesting of restricted stock units, for each of Marc Petit and Pamela Strayer and her spouse, and (ii) one late report on Form 4, due to a broker error, relating to a same-day sale by Steven M. West.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is a committee of the Board consisting solely of independent directors as required by the listing standards of the NASDAQ and rules of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on Autodesk's website at *www.autodesk.com* under "Investor Relations—Corporate Governance." The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reporting, the systems of internal control and the audit process.

The Audit Committee reviewed and discussed the audited financial statements for fiscal year 2013 with management and Ernst & Young LLP, Autodesk's independent registered public accounting firm. Management is responsible for the quarterly and annual financial statements and the reporting process, including the systems of internal controls. Ernst & Young LLP is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. The Audit Committee has received the written disclosures and letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, has discussed with Ernst & Young LLP the independence of that firm, and has considered whether the provision of non-audit services was compatible with maintaining the independence of that firm. In addition, the Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended (AICPA, Professional Standards, Vol. 1 AU section 380). The Audit Committee also discussed with management and with Ernst & Young LLP the evaluation of Autodesk's internal controls and the effectiveness of Autodesk's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with Autodesk's internal and independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee met with the internal and the independent auditors, with and without management present, and discussed the results of their examinations and the overall quality of Autodesk's financial reporting.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board (and the Board has approved) that Autodesk's audited financial statements be included in Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2013, for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Charles J. Robel (Chairman)
J. Hallam Dawson
Lorrie M. Norrington

OTHER MATTERS

The Board does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, it is the intention of the individuals named as proxies to vote the shares they represent as the Board may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Autodesk urges you to vote at your earliest convenience.

THE BOARD OF DIRECTORS

April 29, 2013
San Rafael, California

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-14338


SEC MAIL
RECEIVED
APR 30 2013

AUTODESK, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2819853**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer Identification No.)**
111 McInnis Parkway, San Rafael, California	**94903**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 507-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2012, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 225.8 million shares of the registrant's common stock outstanding that were held by non-affiliates, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on July 31, 2012, the last trading day of our second fiscal quarter) was approximately $7.7 billion. Shares of the registrant's common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2013, registrant had outstanding approximately 223.8 million shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant's Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference in Part III of this Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended January 31, 2013.

[THIS PAGE INTENTIONALLY LEFT BLANK]

AUTODESK, INC. FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

The discussion in this Annual Report on Form 10-K contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies; anticipated future financial results; our belief that the strength of our channel network, technological leadership, brand recognition, breadth of product line and large installed base are benefitting us as global economies recover; expected trends in certain financial metrics; expected market trends, including the growth of cloud, mobile and social computing; our ability to successfully expand adoption of our products; our ability to gain market acceptance of new businesses and sales initiatives; our ability to successfully increase sales of product suites as part of our overall sales strategy; our belief that emerging economies continue to present long-term growth opportunities for us; the impact of our restructuring activities; the sufficiency of our cash to meet our working capital and operating resource expenditure requirements over the next 12 months; and our ability to generate sufficient future taxable income in appropriate tax jurisdictions to realize our net deferred tax assets. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, activity related to our stock repurchase program, and short-term and long-term cash requirements, as well as statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of a number of factors, including those set forth below in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

PART I

ITEM 1. BUSINESS

Note: A glossary of terms used in this Form 10-K appears at the end of this Item 1.

GENERAL

We are a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. We serve customers in the architecture, engineering and construction; manufacturing; and digital media, consumer and entertainment industries. Our sophisticated software products enable our customers to experience their ideas before they are real. Customers are able to imagine, design and create their ideas by visualizing, simulating and analyzing real-world performance early in the design process by creating and manipulating digital prototypes. These capabilities allow our customers to optimize and improve their designs, save time and money, improve quality, communicate intentions and foster innovation. Our professional software products are sold globally, both directly to customers and through a network of resellers and distributors. Additionally, we sell a line of consumer products for digital art, personal design and creativity, and home design. These products are sold over the Internet and in various digital storefronts, including the Apple App Store and the Google Play Store.

Segments

We reported based on four reportable operating segments:

- Platform Solutions and Emerging Business ("PSEB"), which accounted for 37% of our net revenue in fiscal 2013;
- Architecture, Engineering and Construction ("AEC"), which accounted for 30% of our net revenue in fiscal 2013;
- Manufacturing ("MFG"), which accounted for 25% of our net revenue in fiscal 2013; and
- Media and Entertainment ("M&E"), which accounted for 8% of our net revenue in fiscal 2013.

A summary of our net revenue and results of operations for our business segments is found in Note 13, "Segments," in the Notes to our Consolidated Financial Statements.

Our PSEB, AEC and MFG segments derive revenue from the sale of licenses and maintenance subscriptions for software

products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. In addition to software products, the PSEB, AEC and MFG segments offer a range of services, including consulting, support and training, largely dedicated to enhancing our ability to sell licenses and maintenance subscriptions to our software products. Our M&E segment derives revenue from the sale of licenses of software products to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming. In addition, our animation products produced by our M&E segment are often used by customers of products from our other segments for the visualization of their designs.

The principal products and services of these segments include the following:

- Flagship products, which accounted for approximately 56% of our net revenue in fiscal 2013, are our core standalone horizontal, vertical and model-based design products including AutoCAD, AutoCAD LT, AutoCAD Mechanical, AutoCAD Civil 3D, AutoCAD Map, AutoCAD Architecture, Maya and 3ds Max.

- Suites, which accounted for approximately 30% of our net revenue in fiscal 2013, are a combination of products that target a specific user objective (product design, building design, etc.) and support a set of workflows for that objective, including Autodesk Product Design Suites, Autodesk Building Design Suites, Autodesk Educational/academic Suites, Autodesk Infrastructure Design Suites and AutoCAD Design Suites.

- New and Adjacent products, which accounted for approximately 15% of our net revenue in fiscal 2013, are new product offerings as well as products that are not considered flagship or suites including Autodesk Creative Finishing products, Autodesk Moldflow products and Autodesk Vault.

Corporate Information

We were incorporated in California in April 1982 and were reincorporated in Delaware in May 1994. Our principal executive office is located at 111 McInnis Parkway, San Rafael, California 94903, and the telephone number at that address is (415) 507-5000. Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Investor Relations portion of our web site at www.autodesk.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The public may also read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1 (800) SEC-0330.

PRODUCTS

The principal product offerings from Autodesk's different segments are as follows:

PSEB

Our PSEB segment includes our design product, AutoCAD. Our AutoCAD product is a platform product that underpins our design product offerings for all the industries we serve. For example, our AEC and MFG segments offer tailored versions of AutoCAD software for the industries they serve. Our AutoCAD product also provides a platform for our developer partners to build custom solutions for a range of diverse design-oriented markets. PSEB's revenue primarily includes revenue from sales of licenses of our design products, AutoCAD and AutoCAD LT, as well as the Autodesk Design Suite and many other design and consumer products. The segment's principal product offerings included the following during fiscal 2013:

- *AutoCAD*

AutoCAD software, which is our largest revenue-generating product, is a customizable and extensible computer-aided design (CAD) application for professional design, drafting, detailing and visualization. AutoCAD software provides digital tools that can be used independently and in conjunction with other specific applications in fields ranging from construction to manufacturing, civil engineering and process plant design.

- *AutoCAD LT*

AutoCAD LT software is purpose built for professional drafting and detailing. AutoCAD LT includes document sharing

capability without the need for software customization or certain advanced functionality found in our AutoCAD product. Users can share all design data with team members who use our AutoCAD product or other Autodesk products built on AutoCAD. AutoCAD LT software is our second largest revenue-generating product.

AEC

Our AEC software products help to improve the way building, civil infrastructure, process plant and construction projects are designed, built and managed. A broad portfolio of solutions enables greater efficiency, accuracy and sustainability across the entire project lifecycle. Our AEC solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, sustainable design analysis applications, collaboration and project management solutions. BIM, an integrated process for building and infrastructure design, analysis, documentation and construction, uses consistent, coordinated information to improve communication and collaboration between the extended project team. AEC provides a comprehensive portfolio of BIM solutions that help customers deliver projects faster and more economically, while minimizing environmental impact. The segment's principal product offerings included the following during fiscal 2013:

- *Autodesk Building Design Suites*

Autodesk Building Design Suites ("BDS") give the power of BIM or CAD, with tools for modeling, visualization, and documentation. With a comprehensive set of tools, BDS gives customers the ability to manage all phases of design and construction. Three editions of BDS are available to meet each customer's particular business needs and offers the depth and breadth of the Autodesk portfolio.

- *Autodesk Revit*

Purpose-built for BIM, the Autodesk Revit products collect information about a building project and allow this information to be coordinated across all other representations of the project, so that every drawing sheet, 2D and 3D view and schedule is based on internally consistent and complete information from the same underlying building database. The Autodesk Revit products, including AutoCAD Revit Architecture Suite, AutoCAD Revit MEP Suite and AutoCAD Revit Structure Suite, provide an intuitive, sophisticated, model-based design and documentation system for architects; mechanical, electrical and plumbing ("MEP") engineers; structural engineers; design-build teams; and other design and building industry professionals.

- *AutoCAD Civil 3D*

AutoCAD Civil 3D products provide a surveying, design, analysis, and documentation solution for civil engineering, including land development, transportation, and environmental projects. Using a model-centric approach that automatically updates documentation as design changes are made, AutoCAD Civil 3D products enable civil engineers, designers, drafters, and surveyors to significantly boost productivity and deliver higher-quality designs and construction documentation faster. With AutoCAD Civil 3D products, the entire project team works from the same consistent, up-to-date model so they stay coordinated throughout all project phases.

- *AutoCAD Map 3D*

AutoCAD Map 3D software provides direct access to data needed for infrastructure planning, design and management activities. AutoCAD Map 3D software helps professionals working on transportation, land development, water and power projects to more easily create, manage and analyze design geographic information system and asset data.

MFG

Our MFG segment provides manufacturers in automotive and transportation, industrial machinery, consumer products and building products with comprehensive digital prototyping solutions that bring together product data from all phases of the product development through production process to develop a single digital model created in Autodesk Inventor software. Our solutions for digital prototyping are scalable, attainable, cost-effective and allow for real-world simulation, enabling a broad group of manufacturers to realize benefits with minimal disruption to existing workflows. MFG's principal product offerings included the following during fiscal 2013:

- *Autodesk Product Design Suites*

Autodesk Product Design Suites ("PDS") is a comprehensive solution for digital prototyping, delivering 3D design,

visualization and simulation tools to complete the entire engineering process. The digital prototyping capabilities of PDS can help customers design better products, reduce development costs and get to market faster. Three editions of PDS are available to meet each customer's particular business needs and offers the depth and breadth of the Autodesk portfolio.

- *AutoCAD Mechanical*

AutoCAD Mechanical software is purpose-built to accelerate the mechanical design process. AutoCAD Mechanical software offers users significant productivity gains and helps save hours of design time by including all the functionality of AutoCAD software, in addition to comprehensive libraries of standards-based parts and tools for automating common design tasks.

- *Autodesk Inventor*

Autodesk Inventor allows manufacturers to go beyond 3D design to digital prototyping by giving engineers a comprehensive and flexible set of tools for 3D mechanical design, simulation, analysis, tooling, visualization and documentation. With Autodesk Inventor, engineers can integrate AutoCAD drawings and model-based design data into a single digital model, creating a virtual representation of a final product that enables them to validate the form, fit and function of the product before it is ever built.

- *Autodesk Moldflow*

The Autodesk Moldflow family of injection molding simulation software provides tools that help manufacturers optimize the design of plastic parts and injection molds, and study the injection molding process.

<u>M&E</u>

Our M&E segment is comprised of two product groups: Animation and Creative Finishing. Animation products are sold as software only and provide tools for digital sculpting, modeling, animation, effects, rendering, and compositing for design visualization, visual effects and games production. Creative Finishing products are primarily sold as turnkey solutions for editing, finishing and visual effects design and color grading. Principal product offerings in our M&E segment's Animation and Creative Finishing product groups included the following during fiscal 2013:

Animation

- *Autodesk Maya*

Autodesk Maya software provides 3D modeling, animation, effects, rendering and compositing solutions that enable film and video artists, game developers and design visualization professionals to digitally create engaging, lifelike images, realistic animations and simulations, and extraordinary visual effects.

- *Autodesk 3ds Max*

Autodesk 3ds Max software provides 3D modeling, animation and rendering solutions that enable game developers, design visualization professionals and visual effects artists to digitally create realistic images, animations and complex scenes and to digitally communicate abstract or complex mechanical, architectural, engineering and construction concepts.

Creative Finishing

- *Autodesk Flame, Autodesk Smoke, Autodesk Lustre and Autodesk Flare*

Autodesk Flame software is an interactive real-time design, finishing, grading and visual effects solution for supervised post-production. Autodesk Smoke software is a non-linear and non-compressed online editing, effects and finishing software application and is used in commercials, music videos, corporate video, film as well as broadcast design projects. Autodesk Lustre software is a high-performance color grading solution used by artists for creative look development and final color and lighting effects for both film and television. Autodesk Flare software is a software solution that offers the compositing capabilities of Flame contributing to faster project completion.

PRODUCT DEVELOPMENT AND INTRODUCTION

The technology industry is characterized by rapid technological change in computer hardware, operating systems and software. In addition, our customers' requirements and preferences rapidly evolve, as do their expectations of the performance of our software. To keep pace with these changes, we maintain a vigorous program of new product development to address demands in the marketplace for our products. Just as the transition from mainframes to personal computers transformed the industry thirty years ago, we believe our industry is undergoing a similar transition from the personal computer to cloud, social, and mobile computing.

We dedicate considerable technical and financial resources to research and development to further enhance our existing products and to create new products and technologies. Research and development expenditures were $600.0 million or 26% of fiscal 2013 net revenue, $566.5 million or 26% of fiscal 2012 net revenue and $496.2 million or 25% of fiscal 2011 net revenue. Our software is primarily developed internally; however, we also use independent firms and contractors to perform some of our product development activities. Additionally, we acquire products or technology developed by others by purchasing or licensing products and technology from third parties. We continually review these investments in an effort to ensure that we are generating sufficient revenue or gaining a competitive advantage to justify their costs.

The majority of our research and product development is performed in the United States, China, Singapore and Canada. However, we employ experienced software developers in many of our other locations. Translation and localization of our products are performed in a number of local markets, principally Singapore and Switzerland. We generally localize and translate our products into German, French, Italian, Spanish, Russian, Japanese, Korean and simplified and traditional Chinese.

We plan to continue to manage significant product development operations internationally over the next several years. We believe that our ability to conduct research and development at various locations throughout the world allows us to optimize product development, lower costs and integrate local market knowledge into our development activities. We continually assess the significant costs and challenges, including intellectual property protection, against the benefits of our international development activities.

In addition, our business and our customers benefit from our relationships with a network of over 3,900 third-party developers who develop and sell their own products that further enhance the range of integrated solutions available to our customers.

For further discussion regarding risks from our product development and introduction efforts, see Item 1A, "Risk Factors."

MARKETING AND SALES

We license or sell our products and services globally, primarily through indirect channels consisting of distributors and resellers. To a lesser extent we also transact directly with customers who are primarily large corporations. Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure, where Autodesk sells directly to resellers. We have a network of approximately 2,400 resellers and distributors worldwide. For fiscal 2013, approximately 83% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. We employ a variety of incentive programs and promotions to align our reseller channel with our business strategies. Sales through our largest distributor, Tech Data Corporation and its affiliates, accounted for 23%, 17% and 16% of our net revenue for fiscal years 2013, 2012 and 2011, respectively. On October 27, 2011, Tech Data purchased certain assets of Mensch and Maschine Software ("MuM"), which has been a distributor of our products in Europe. The acquisition concentrates additional sales through Tech Data, which on a consolidated basis would have accounted for 21% and 22% of our net revenue for fiscal years 2012 and 2011, respectively, if the acquisition had taken place at the beginning of fiscal 2011. We believe our business is not substantially dependent on Tech Data, including following the acquisition of certain assets of MuM. Our customers through Tech Data are the resellers and end users who purchase our software licenses and services. Should any of the agreements between us and Tech Data be terminated for any reason, we believe the resellers and end users who currently purchase our products through Tech Data would be able to continue to do so under substantially the same terms from one of our many other distributors without substantial disruption to our revenue. No other distributor or reseller accounted for 10% or more of our revenue.

Our customer-related operations are divided into three geographic regions, the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific ("APAC"). Each geographic region is supported by global marketing and sales organizations. These organizations develop and manage overall marketing and sales programs and work closely with a network of domestic and international sales offices. Fiscal 2013 net revenue in the EMEA, Americas and APAC was $868.5 million (38%), $836.2

million (36%) and $607.5 million (26%), respectively. We intend to continue to make our products available in foreign languages. We believe that international sales will continue to comprise the majority of our total net revenue. Adverse economic conditions in the countries that contribute a significant portion of our net revenue, including emerging economies, may have an adverse effect on our business in those countries and our overall financial performance. A summary of our financial information by geographic location is found in Note 13, "Segments," in the Notes to Consolidated Financial Statements. Our international operations and sales subject us to a variety of risks; see Item 1A, "Risk Factors," for further discussion.

We also work directly with reseller and distributor sales organizations, computer manufacturers, other software developers and peripherals manufacturers in cooperative advertising, promotions and trade-show presentations. We employ mass-marketing techniques such as webcasts, seminars, telemarketing, direct mailings, advertising in business and trade journals and social media. We have a worldwide user group organization and we have created online user communities dedicated to the exchange of information related to the use of our products.

In addition to sales of new software licenses, we generate revenue through our maintenance program and upgrade pricing options. These choices are available for a majority of our products and offer our customers two alternative means of migrating to the most recent version of our products.

Under the maintenance program, known by our user community as the Autodesk Subscription Program, customers who own a perpetual use license for the most recent version of the underlying product are able to purchase maintenance that provides them with unspecified upgrades when-and-if-available and are able to download e-Learning courses and receive online support over a one year or multi-year maintenance service period. Revenue from our maintenance program is reported separately on our Consolidated Statements of Operations and is referred to throughout this document as maintenance revenue.

Upgrade pricing offers customers who are not on our maintenance program an opportunity to purchase upgrades to the most current version of the same product for an incremental fee at current available prices but only to the extent that they are still on an Autodesk-supported version of our product. An upgrade also includes a crossgrade where a customer pays an incremental fee at currently available prices toward the purchase of a different product, which generally has a higher price. The cost of an upgrade is less than the cost of purchasing a new license. During fiscal 2013, customers could upgrade from software that is three versions prior to the latest version available or newer at a percentage of a full license; the license of the previous version of the product is terminated. Revenue from upgrades are reported on our Consolidated Statements of Operations in "License and other."

In fiscal 2013, we began offering our cloud and mobile platform, Autodesk 360. Customer adoption and usage of this platform grew throughout fiscal 2013 as customers across a range of industries began to take advantage of the scalable computing power and flexibility provided through these cloud and mobile services.

We are excited about the growth potential of our cloud and mobile services. We expect to introduce more rental and usage-based offerings during fiscal 2014. These offerings will be designed to give our customers even more flexibility in how they use our products and will provide us with new ways to capture new market opportunities. However, we expect adoption and consumption of our cloud and rental offerings to increase gradually over time. As such, we are not anticipating any significant changes to our core business model in fiscal 2014.

Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller networks. The loss of, or a significant reduction in, business with any one of our major distributors or large resellers could harm our business; see Item 1A, "Risk Factors," for further discussion.

CUSTOMER AND RESELLER SUPPORT

We provide technical support and training to customers through a leveraged support model, augmented by direct programs designed to address certain specific needs. Our customers rely primarily on the resellers and distributors from which they purchased licenses to our products for technical support; however, we do provide certain direct support for some of our customers. We support our resellers and distributors through technical product training, sales training classes, the Internet and telephone. We also provide online support directly to our customers through our maintenance program. There are also a number of user group forums in which customers are able to share information.

EDUCATIONAL PROGRAMS

We offer free access to Autodesk software for students and educators around the world. We also offer education programs and specially priced software licensing options tailored for educational institutions, students, and faculty to train the next

generation of users. In addition, we offer classroom support, including standardized curricula developed by educators, instructor development, and a rich assortment of online learning resources. Users are trained on our products at educational institutions, reducing the cost of training for our customers.

DEVELOPER PROGRAMS

One of our key strategies is to maintain an open-architecture design of our software products to facilitate third-party development of complementary products and industry-specific software solutions. This approach enables customers and third parties to customize solutions for a wide variety of highly specific uses. We offer several programs that provide marketing, sales, technical support and programming tools to developers who develop add-on applications for our products. Over 3,900 developers in the Autodesk Developer Network create interoperable products that further enhance the range of integrated solutions available to our customers.

COMPETITION

The markets for our products are highly competitive and subject to rapid change. We strive to increase our competitive separation by investing in research and development, allowing us to bring new products to market and create exciting new versions of existing products that offer compelling efficiencies for our customers. We also compete through investments in marketing and sales to more effectively reach new customers and better serve existing customers.

Our competitors include large, global, publicly traded companies; small, geographically focused firms; startup firms; and solutions produced in-house by their users. Our primary global competitors in the PSEB, AEC and MFG segments include Adobe Systems Incorporated, ANSYS, Inc., AVEVA Group plc, Bentley Systems, Incorporated, Dassault Systèmes S.A. and its subsidiary Dassault Systèmes SolidWorks Corp., Environmental Systems Research Institute, Inc. (ESRI), Intergraph Corporation, a wholly owned subsidiary of Hexagon AB, MSC Software Corporation, Nemetschek AG, Parametric Technology Corporation, Siemens Product Lifecycle Software, Inc., and Trimble Navigation Limited.

Our M&E segment also competes with a wide range of different companies from large, global, publicly-traded companies to small private entities. Large organizations that produce products that compete in some or all of our markets include Adobe Systems Incorporated, Apple Inc., Avid Technology, Inc., SONY Corporation and Thomson, among others. The media and entertainment market is highly fragmented with complex interdependencies between many of the larger businesses. As a result, some of our competitors also own subsidiaries that are our customers or our partners in developing or bringing to market some of our solutions. In addition to traditional competitors in developed economies, we encounter new competitors in emerging economies.

The software industry has limited barriers to entry, and the availability of computing power with continually expanding performance at progressively lower prices contributes to the ease of market entry. The industry is presently undergoing a platform shift from the personal computer to cloud and mobile computing. This shift lowers barriers to entry and poses a disruptive challenge to established software companies. The design software market is characterized by vigorous competition in each of the vertical markets in which we compete, both from existing competitors and by entry of competitors with innovative technologies. Competition is increasingly enhanced by consolidation of companies with complementary products and technologies and the possibility that competitors in one vertical segment may enter other vertical segments that we serve. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources than we do. Because of these and other factors, competitive conditions in these industries are likely to continue to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins and loss of market share, any of which could harm our business. See Item 1A, "Risk Factors," for further discussion of risks regarding competition.

We believe that our future results depend largely upon our abilities to better serve customers by offering new products, including cloud and mobile computing products, whether by internal development or acquisition, and to continue to provide existing product offerings that compete favorably with respect to ease of use, reliability, performance, range of useful features, continuing product enhancements, reputation, price and training.

INTELLECTUAL PROPERTY AND LICENSES

We maintain an active program to legally protect our investment in technology through intellectual property rights. We protect our intellectual property through a combination of patent, copyright, trademark and trade secret protections, confidentiality procedures and contractual provisions. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in

which such right arises. We believe that our intellectual property rights are valuable and important to our business, including each of our segments.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Enforcement of intellectual property rights against alleged infringers can sometimes lead to costly litigation and counterclaims. Our inability to protect our proprietary information could harm our business.

From time to time, we receive claims alleging infringement of a third party's intellectual property rights, including patents. Disputes involving our intellectual property rights or those of another party have in the past and may in the future lead to, among other things, costly litigation or product shipment delays, which could harm our business.

We retain ownership of software we develop. All software is licensed to users and primarily provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or signed license agreements. These agreements contain restrictions on duplication, disclosure and transfer.

We believe that because of the limitations of laws protecting our intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, we must rely principally upon software engineering and marketing skills to maintain and enhance our competitive market position.

While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the full extent to which piracy of our software products exists. We believe, however, that software piracy is and can be expected to be a persistent problem that negatively impacts our revenue and financial results.

In addition, through various licensing arrangements, we receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to: the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology.

See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

PRODUCTION AND SUPPLIERS

The production of our PSEB, AEC, MFG and certain M&E software products involves duplication of the software media and, for certain products, the printing of user manuals. The purchase of media and the transfer of the software programs onto media for distribution to customers are performed by us and by licensed subcontractors. Media for our products such as DVDs and USB flash drives are available from multiple sources. We offer our maintenance customers an electronic software download option for selected product updates. Customers who choose electronic fulfillment receive the latest version of the software from our vendor's secure servers. For certain products, user manuals are made available by request only as we work toward reducing our cost of shipping and production as well as the use of natural resources. User manuals and packaging materials are produced to our specifications by outside sources. Production is either performed in leased facilities operated by us or by independent third-party contractors. To date, we have not experienced any material difficulties or delays in the production of our software and documentation.

EMPLOYEES

As of January 31, 2013, we employed approximately 7,300 people. None of our employees in the United States are represented by a labor union; however, in certain foreign countries, our employees are represented by work councils. We have never experienced any work stoppages and believe our employee relations are good. Reliance upon employees in other countries entails various risks and changes in these foreign countries, such as government instability or regulation unfavorable to foreign-owned businesses, that could negatively impact our business in the future.

ACQUISTIONS

Over the past three years, we acquired new technology or supplemented our technology by purchasing businesses or certain technology related assets focused in specific markets or industries. For the three years ended January 31, 2013, 2012 and 2011, we acquired a number of companies and certain technology related assets, some of which were accounted for as business combinations. The following were key acquisitions for fiscal years 2013, 2012 and 2011:

Date of closing	Company	Details
December 2012	PI-VR GmbH ("PI-VR")	The PI-VR acquisition brings sophisticated visualization solutions that will strengthen and enhance our expertise in and offerings for automotive visualization. PI-VR has been integrated into, and the related goodwill was assigned to, the MFG segment.
October 2012	Qontext ("Qontext")	The Qontext acquisition provides us with an enterprise business and social collaboration platform which extends our reach into design networks via contextual workflows. This also expands our expertise in cloud and social networking by supplementing existing knowledge in cloud, web, and mobile development. Qontext has been integrated into, and the related goodwill was assigned to, the PSEB segment.
August 2012	Socialcam ("Socialcam")	The Socialcam acquisition strengthens our ability to make our product line more social, and deliver more mobile/web oriented products. In addition, the acquisition integrated with Autodesk 360 to further provide collaboration features to our professional customers. Socialcam has been integrated into, and the related goodwill was assigned to, the PSEB segment.
June 2012	Vela Systems, Inc. ("Vela")	The Vela acquisition provides a platform to deliver project information to the point of construction. Vela, integrated with Navisworks, augments the model-based data created in Revit, establishing a bi-direction and visual link between model elements and relevant information - streamlining the information management process from design through construction to hand-over and into operations. In addition, this acquisition delivers model-based construction via mobile and cloud. Vela has been integrated into, and the related goodwill was assigned to, the AEC segment.
December 2011	T-Splines, Inc. ("T-Splines")	The T-Splines acquisition strengthens our Digital Prototyping portfolio with more flexible free-form modeling and will help achieve closer integration between industrial design and engineering workflows. T-Splines has been integrated into, and the related goodwill was assigned to, the MFG segment.
October 2011	Micro Application Packages Limited ("MAP")	The MAP acquisition expands our portfolio for MEP contractors and fabricators by providing tools for the manufacturing, fabrication and installation of MEP systems. MAP has been integrated into, and the related goodwill was assigned to, the AEC segment.
August 2011	Turbo Squid, Inc. ("Turbo Squid")	The acquisition of certain technology assets from Turbo Squid strengthens our online marketplace platform for our design application users.
August 2011	Instructables, Inc. ("Instructables")	The Instructables acquisition assists makers of all types by linking Instructables' vibrant online community to our software tools and services, such as SketchBook, 123D and Homestyler that allow anyone to explore design ideas and bring them to life. Instructables has been integrated into, and the related goodwill was assigned to, the PSEB segment.
March 2011	Blue Ridge Numerics, Inc. ("Blue Ridge")	The Blue Ridge acquisition broadens our solution for Digital Prototyping to provide customers with a spectrum of computational fluid dynamics (CFD) capabilities that help automate fluid flow and thermal simulation decision-making for designs, while eliminating costly physical prototyping cycles. Blue Ridge has been integrated into, and the related goodwill was assigned to, the MFG segment.
March 2011	Scaleform Corporation ("Scaleform")	The Scaleform acquisition furthers Autodesk's ability to provide customers with more complete workflows to more rapidly develop immersive 3D and casual game experiences. Scaleform has been integrated into, and the related goodwill was assigned to, the M&E segment.

BACKLOG

We typically ship products shortly after receipt of an order, which is common in the software industry. Our backlog is comprised of current software license product orders which have not yet shipped. The category of current software license product orders which we have not yet shipped consists of orders from customers with approved credit status for currently available software products and may include both orders with current ship dates and orders with ship dates beyond the current fiscal period.

Backlog was $20.0 million at January 31, 2013 compared to $27.1 million at January 31, 2012. The actual amount of backlog at any particular time may not be a meaningful indicator of future business prospects as this amount is impacted by a number of factors not related to future trends or events such as the order fulfillment process, the method of software delivery or the linearity of our business within the fiscal period.

GLOSSARY OF TERMS

BIM (Building Information Modeling)—BIM describes a model-based technology linked with a database of project information, and is the process of generating and managing information throughout the life cycle of a building. BIM is used as a digital representation of the building process to facilitate exchange and interoperability of information in digital formats.

Constant currency growth rates—We attempt to represent the changes in the underlying business operations by eliminating fluctuations caused by changes in foreign currency exchange rates as well as eliminating hedge gains or losses recorded within the current and comparative period. Our constant currency methodology removes all hedging gains and losses from the calculation.

Digital prototyping—Digital prototyping allows designers, architects and engineers to analyze, simulate and visualize a design using a digital or virtual model rather than a physical model.

Flagship—Autodesk flagship products are our core design products. Flagship includes the following products: 3ds Max, AutoCAD, AutoCAD LT, AutoCAD vertical products (such as AutoCAD Architecture, AutoCAD Map and AutoCAD Mechanical), Civil 3D, Maya, Plant 3D, and Revit products (standalone).

New and Adjacent—Autodesk new and adjacent products include Autodesk's new product offerings as well as products that are not included in flagship or suites. New and adjacent includes the following services and products: Autodesk Alias Design products, Autodesk Consulting, Autodesk Buzzsaw, Autodesk Constructware, Autodesk consumer products, Autodesk Creative Finishing products, Autodesk Moldflow products, Autodesk Navisworks, Autodesk Simulation, Autodesk Vault products, Autodesk 360 and all other products.

Suites—Autodesk design suites are a combination of products that target a specific user objective (product design, building design, etc.) and support a set of workflows for that objective. Our new design and creation suites include: Autodesk Design Suite, Autodesk Building Design Suite, Autodesk Educational/academic Suites, Autodesk Entertainment Creation Suite, Autodesk Factory Design Suite, Autodesk Infrastructure Design Suite, Autodesk Plant Design Suite, and Autodesk Product Design Suite. Our previously established suites include: Autodesk Inventor family suites, Autodesk Revit family suites, and education solutions suites.

Upgrade—Upgrades allow customers to pay an incremental fee at currently available prices toward the purchase of the latest version of the same product. Upgrades are available only for licenses of software that are up to three versions prior to the latest version available; an upgrade terminates the license to the previous version of the product. A similar exchange and termination of a previous version of a product that is four versions prior to the latest version available is recorded as commercial new revenue. Upgrades also includes crossgrades where a customer pays an incremental fee at currently available prices toward the purchase of a different product. The license to the previous product is terminated.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves significant risks, a number of which are beyond our control. In addition to the other information contained in this Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on our business, financial condition and future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

Global economic conditions may further impact our business, financial results and financial condition.

As our business has expanded globally, we have increasingly become subject to risks arising from adverse changes in global economic and political conditions. The past several years have been characterized by weak global economic conditions, a tightening in the credit markets, relatively high unemployment, a low level of liquidity in many financial markets, increased government deficit spending and debt levels, uncertainty about certain governments' abilities to repay such debt or to address certain fiscal issues (such as the "fiscal cliff" and "sequestration" in the United States), and volatility in many financial instrument markets. There are a number of mixed indicators and it is not yet clear whether a sustainable recovery is occurring or a renewed slow-down is taking place.

Over the past several years, many of our customers have experienced tighter credit, negative financial news and weaker financial performance of their businesses and have reduced their workforces, thereby reducing the number of licenses and the number of maintenance contracts they purchase from us. In addition, a number of our customers rely, directly and indirectly, on government spending. Current debt balances of many countries without proportionate increases in revenues have caused many countries to reduce spending and in some cases have forced those countries to restructure their debt in an effort to avoid defaulting under those obligations. This has not only impacted those countries but others that are holders of such debt and those assisting in such restructuring.

These actions may impact, and over the past several years have negatively impacted, our business, financial results and financial condition. In addition, these factors are causing, and over the past several years have caused, us to restructure our business and in turn we have and will incur restructuring charges. Moreover, our financial performance may be negatively impacted by:

- lack of credit available to and the insolvency of key channel partners, which may impair our distribution channels and cash flows;

- counterparty failures negatively impacting our treasury functions, including timely access to our cash reserves and third-party fulfillment of hedging transactions;

- counterparty failures negatively affecting our insured risks;

- inability of banks to honor our existing line of credit, which could increase our borrowing expenses or eliminate our ability to obtain short-term financing; and

- decreased borrowing and spending by our end users on small and large projects in the industries we serve, thereby reducing demand for our products.

Even if economic conditions in the U.S. and foreign markets improve generally, a slower economic recovery in industries important to our business, such as the architecture, engineering and construction, manufacturing and digital media and entertainment industries, may adversely affect our business, financial results and financial condition. If a macro-economic recovery does not occur as rapidly as anticipated, our ability to meet our long-term financial targets may also be adversely affected.

The actions that we are taking to reorganize our business in alignment with our current operating strategy and in response to our related business slowdown may be costly and may not be as effective as anticipated.

During the first quarter of fiscal year 2013, we undertook a number of important organizational changes to drive the success of our business. The reorganization included changes to the structure and alignment of our product development and marketing teams and re-organization of our sales teams. While these changes were intended to better serve our customers and drive future growth, we encountered challenges in the execution of these efforts which impacted our financial results in the short term. In order to achieve these organizational changes and to further our strategy, including our continuing shift to cloud and mobile computing, in the third quarter of fiscal year 2013, we commenced a company-wide restructuring plan. If we are unable to realize the outcomes from the restructuring efforts as planned, we may need to undertake additional restructuring efforts, and our business and operating results may be harmed. In taking any future restructuring actions, we may incur additional costs that negatively impact our operating margins. Additionally, a prolonged and slow economic recovery or a renewed recession in U.S. or foreign markets could also lead to additional restructuring actions and associated costs.

We have taken actions to reduce our cost structure to more closely align our costs with our revenue levels. In taking these actions, we have attempted to balance the cost of such initiatives against their longer term benefits. As a result of these actions, we have incurred and will incur additional costs in the short term that have the effect of reducing our operating margins. If we do not achieve the proper balance of these cost reduction initiatives, we may eliminate critical elements of our operations, the loss of which could negatively impact our ability to benefit from an economic recovery. We cannot assure that our cost cutting efforts will achieve appropriate levels of expenses, and we may take additional actions in the future.

In addition, we are taking actions to stimulate demand for our products through a number of programs. Although we are attempting to balance the cost of these programs against their longer term benefits, it is possible that we will make such

investments without a corresponding increase in demand for our products. This would further reduce our operating margins and have a negative impact on our financial results.

Existing and increased competition and rapidly evolving technological changes may reduce our revenue and profits.

The software industry has limited barriers to entry, and the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. The industry is presently undergoing a platform shift from the personal computer to cloud and mobile computing. This shift lowers barriers to entry and poses a disruptive challenge to established software companies. The markets in which we compete are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources. Furthermore, a reduction in the number and availability of compatible third-party applications, or our inability to rapidly adapt to technological and customer preference changes, including those related to cloud computing, mobile devices, and new computing platforms, may adversely affect the sale of our products. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins and loss of market share, any of which would likely harm our business.

We believe that our future results largely depend upon our ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation and price.

Our financial results fluctuate within each quarter and from quarter to quarter making our future revenue and financial results difficult to predict.

Our quarterly financial results have fluctuated in the past and will continue to do so in the future. These fluctuations could cause our stock price to change significantly or experience declines. In addition to the other factors described in this Part I, Item 1A, some of the factors that could cause our financial results to fluctuate include:

- general market, economic, business and political conditions in particular geographies, including Europe and emerging economies,
- the ability of governments around the world to adopt fiscal policies, meet their financial and debt obligations, and to finance infrastructure projects,
- lower growth or contraction of our upgrade or maintenance programs,
- failure to achieve and maintain planned cost reductions and productivity increases,
- the effectiveness of our internal business reorganization,
- restructuring or other accounting charges and unexpected costs or other operating expenses,
- fluctuations in foreign currency exchange rates and the effectiveness of our hedging activity,
- failure to expand our AutoCAD and AutoCAD LT products customer base to related design products,
- our inability to rapidly adapt to technological and customer preference changes, including those related to cloud computing, mobile devices, and new computing platforms,
- the timing of the introduction of new products by us or our competitors,
- the success of new business or sales initiatives and increasing our portfolio of product suites,
- failure to maintain our revenue growth and profitability,
- the financial and business condition of our reseller and distribution channels,
- weak or negative growth in the industries we serve, including architecture, engineering and construction, manufacturing and digital media and entertainment markets,

- failure to accurately predict the impact of acquired businesses or to identify and realize the anticipated benefits of acquisitions, and successfully integrate such acquired businesses and technologies,
- perceived or actual technical or other problems with a product or combination of products,
- unexpected or negative outcomes of matters and expenses relating to litigation or regulatory inquiries,
- failure to achieve anticipated levels of customer acceptance of key new applications,
- pricing pressure or changes in product pricing or product mix,
- platform and business model changes,
- increases in cloud services-related expenses,
- timing of additional investments in the development of our platform or deployment of our services,
- timing of product releases and retirements,
- failure to continue momentum of frequent release cycles or to move a significant number of customers from prior product versions in connection with our programs to retire major products,
- changes in tax laws or regulations, tax arrangements with foreign governments or accounting rules, such as increased use of fair value measures and the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"),
- changes in sales compensation practices,
- dependence on and the timing of large transactions,
- failure to effectively implement our copyright legalization programs, especially in developing countries,
- failure to achieve sufficient sell-through in our channels for new or existing products,
- renegotiation or termination of royalty or intellectual property arrangements,
- interruptions or terminations in the business of our consultants or third party developers,
- the timing and degree of expected investments in growth and efficiency opportunities,
- failure to achieve continued success in technology advancements,
- catastrophic events or natural disasters, such as the earthquakes and tsunami in Japan in March 2011 and Superstorm Sandy in October 2012,
- regulatory compliance costs,
- security breaches and potential financial penalties to customers and government entities,
- costs associated with acquisitions of companies and technologies,
- potential goodwill impairment charges related to prior acquisitions, and
- adjustments arising from ongoing or future state and local sales tax examinations.

We have also experienced fluctuations in financial results in interim periods in certain geographic regions due to seasonality or regional economic conditions. In particular, our financial results in Europe during our third quarter are usually

affected by a slower summer period, and our Asia Pacific operations typically experience seasonal slowing in our third and fourth quarters.

Our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations have had, and in the future could have, an immediate and significant adverse effect on our profitability. Greater than anticipated expenses or a failure to maintain rigorous cost controls would also negatively affect profitability.

If we do not maintain good relationships with the members of our distribution channel, or achieve anticipated levels of sell-through, our ability to generate revenue will be adversely affected. If our distribution channel suffers financial losses, becomes financially unstable or insolvent, is negatively impacted by the 2011 consolidation between two important distributors, or is not provided the right mix of incentives to sell our products, our ability to generate revenue will be adversely affected.

We sell our software products both directly to end-users and through a network of distributors and resellers. For the fiscal year ended January 31, 2013, approximately 83% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller network. Computer software distributors and resellers typically are not highly capitalized, have previously experienced difficulties during times of economic contraction and experienced difficulties during the past several years. We have processes to ensure that we assess the creditworthiness of distributors and resellers prior to our sales to them. In the past we have taken steps to support them, and may take additional steps in the future, such as extending credit terms and providing temporary discounts. These steps, if taken, could harm our financial results. If our distributors and resellers were to become insolvent, they would not be able to maintain their business and sales, or provide customer support services, which would negatively impact our business and revenue.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including the distributor Tech Data Corporation and its global affiliates ("Tech Data"). Tech Data accounted for 23%, 17% and 16% of our total net revenue for the fiscal years ended January 31, 2013, 2012 and 2011, respectively.

On October 27, 2011, Tech Data purchased certain assets of Mensch und Maschine Software ("MuM") in Europe. MuM had been a European distributor of our products in that region. The acquisition concentrates additional sales through Tech Data. On a consolidated basis, combined sales of the two entities would have accounted for 21% and 22% of our net revenue for fiscal 2012 and 2011, respectively, if the acquisition had taken place at the beginning of fiscal 2011. Although we believe that we are not substantially dependent on Tech Data, including following the acquisition of certain assets of MuM, if Tech Data were to experience a significant disruption with its business or if our relationship with Tech Data were to significantly deteriorate, it is possible that our ability to sell to end users would be, at least temporarily, negatively impacted. This could in turn negatively impact our financial results.

Over time, we have modified and will continue to modify aspects of our relationship with our distributors and resellers, such as their incentive programs, pricing to them and our distribution model to motivate and reward them for aligning their businesses with our strategy and business objectives. Changes in these relationships and underlying programs could negatively impact their business and harm our business. In addition, the loss of or a significant reduction in business with those distributors or resellers or the failure to achieve anticipated levels of sell-through with any one of our major international distributors or large resellers could harm our business. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers. These events could have a material adverse effect on our financial results.

A significant portion of our revenue is generated through maintenance revenue; decreases in maintenance attach or renewal rates or a decrease in the number of new licenses we sell would negatively impact our future revenue and financial results.

Our maintenance customers have no obligation to attach maintenance to their initial license or renew their maintenance contract after the expiration of their initial maintenance period, which is typically one year. Our customers' attach and renewal rates may decline or fluctuate as a result of a number of factors, including the overall global economy, the health of their businesses, and the perceived value of the maintenance program. If our customers do not attach maintenance to their initial license or renew their maintenance contract for our products, our maintenance revenue will decline and our financial results will suffer.

In addition, a portion of the growth of our maintenance revenue has typically been associated with growth of the number of licenses that we sell. Any reduction in the number of licenses that we sell, even if our customers' attach rates do not change, will have a negative impact on our future maintenance revenue. This in turn would impact our business and harm our financial results.

We recognize maintenance revenue ratably over the term of the maintenance contracts, which is predominantly one year, but may also range up to five years. Decreases in net maintenance billings will negatively impact future maintenance revenue, however future maintenance revenue will also be impacted by other factors such as the amount, timing and mix of contract terms of future billings.

We are dependent on international revenue and operations, exposing us to significant regulatory, global economic, intellectual property, collections, currency exchange rate, taxation, political instability and other risks, which could adversely impact our financial results.

We are dependent on our international operations for a significant portion of our revenue. International net revenue represented 71% and 72% of our net revenue in fiscal 2013 and fiscal 2012, respectively. Our international revenue, including that from emerging economies, is subject to general economic and political conditions in foreign markets, including conditions in foreign markets resulting from economic and political conditions in the U.S. Our revenue is also impacted by the relative geographical and country mix of our revenue over time. These factors have recently adversely impacted and may in the future adversely impact our international revenue, and consequently our business as a whole. Our dependency on international revenue makes us much more exposed to global economic and political trends, which can negatively impact our financial results, even if our results in the U.S. are strong for a particular period. Further, a significant portion of our earnings from our international operations may not be freely transferable to the U.S. due to remittance restrictions, adverse tax consequences or other factors. Our intent is that amounts related to foreign earnings permanently reinvested outside the U.S. will remain outside the U.S., and we will meet our U.S. liquidity needs through ongoing cash flows, external borrowings (such as our Senior Notes), or both. However, if, in the future, amounts held by foreign subsidiaries are needed to fund our operations in the U.S., or to service our external borrowings, the repatriation of such amounts to the U.S. could result in a significant incremental tax liability in the period in which the decision to repatriate occurs and payment of any such tax liability would reduce the cash available to fund our operations.

We anticipate that our international operations will continue to account for a significant portion of our net revenue, and, as we expand our international development, sales and marketing expertise, will provide significant support to our overall efforts in countries outside of the U.S. Risks inherent in our international operations include fluctuating currency exchange rates, including risks related to any hedging activities we undertake, unexpected changes in regulatory requirements and practices, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, transportation delays, operating in locations with a higher incidence of corruption and fraudulent business practices, particularly in emerging economies, increasing enforcement by the U.S. under the Foreign Corrupt Practices Act, adoption of stricter anti-corruption laws in certain countries, including the United Kingdom, difficulties in staffing and managing foreign sales and development operations, longer collection cycles for accounts receivable, potential changes in tax laws, including possible U.S. tax law changes that, if enacted, could significantly impact how U.S. multinational companies are taxed on foreign subsidiary earnings, tax arrangements with foreign governments, including our ability to meet and review the terms of those tax arrangements, and laws regarding the management of and access to data and public networks, possible future limitations upon foreign owned businesses, increased financial accounting and reporting burdens and complexities, inadequate local infrastructure, greater difficulty in protecting intellectual property, and other factors beyond our control, including popular uprisings, terrorism, war, natural disasters and diseases.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

Our business could suffer as a result of risks, costs and charges associated with strategic acquisitions and investments.

We regularly acquire or invest in businesses, software products and technologies that are complementary to our business through acquisitions, strategic alliances or equity or debt investments. The risks associated with such acquisitions include, among others, the difficulty of assimilating products, operations and personnel, inheriting liabilities such as intellectual property infringement claims, the failure to realize anticipated revenue and cost projections, the requirement to test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the diversion of management's time and attention. Our recent increase in the number of

acquisitions further exacerbates these risks.

In addition, such acquisitions and investments involve other risks such as:

- the inability to retain customers, vendors, distributors, business partners, and other entities associated with the acquired business;
- the potential impact on relationships with existing customers, vendors and distributors as business partners as a result of acquiring another business;
- the potential that due diligence of the acquired business or product does not identify significant problems;
- the potential any one or multiple of the investments become impaired in a given reporting period;
- the potential for incompatible business cultures;
- significant transaction or integration-related costs;
- potential additional exposure to fluctuations in currency exchange rates; and
- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, or other third parties.

We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, such acquisitions and investments have in the past and may in the future contribute to potential fluctuations in our quarterly financial results These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. These costs or charges could negatively impact our financial results for a given period, cause quarter to quarter variability in our financial results or negatively impact our financial results for several future periods.

Net revenue or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including the other factors described in this Part I, Item 1A and the following:

- shortfalls in our expected financial results, including net revenue, earnings or key performance metrics;
- uncertainty about certain governments' abilities to repay debt or effect fiscal policy;
- changes in estimates of future results or recommendations by securities analysts;
- the announcement of new products or product enhancements by us or our competitors;
- quarterly variations in our or our competitors' results of operations;
- unusual events such as significant acquisitions, divestitures, regulatory actions and litigation;
- changes in laws, rules or regulations applicable to our business;
- general socio-economic, political or market conditions;
- outstanding debt service obligations; and
- other factors, including factors unrelated to our operating performance, such as instability affecting the economy or the operating performance of our competitors.

Significant changes in the price of our common stock could expose us to additional costly and time-consuming litigation.

Historically, after periods of volatility in the market price of a company's securities, a company becomes more susceptible to securities class action litigation. This type of litigation is often expensive and diverts management's attention and resources.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because we conduct a substantial portion of our business outside the U.S. and we make certain business and resource decisions based on assumptions about foreign currency, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and economic conditions change, and they could have a material adverse impact on our financial results and cash flows.

We use derivative instruments to manage a portion of our cash flow exposure to fluctuations in foreign currency exchange rates. As part of our risk management strategy, we use foreign currency contracts to manage a portion of our exposures of underlying assets, liabilities and other obligations, which exist as part of our ongoing business operations. These foreign currency instruments have maturities that extend for one to twelve months in the future, and provide us with some protection against currency exposures. However, our attempts to hedge against these risks may not be completely successful, resulting in an adverse impact on our financial results.

The fluctuations of currencies in which we conduct business can both increase and decrease our overall revenue and expenses for any given fiscal period. Although our foreign currency cash flow hedge program extends beyond the current quarter in order to reduce our exposure to foreign currency volatility, we do not attempt to completely mitigate this risk, and in any case, will incur transaction fees in adopting such hedging programs. Such volatility, even when it increases our revenues or decreases our expenses, impacts our ability to accurately predict our future results and earnings.

Our strategy to develop and introduce new products and services, including our increased emphasis on cloud and mobile computing strategies, exposes us to risks such as limited customer acceptance, costs related to product defects and large expenditures that may not result in additional net revenue.

Rapid technological changes, as well as changes in customer requirements and preferences, characterize the software industry. Just as the transition from mainframes to personal computers transformed the industry 30 years ago, we believe our industry is undergoing a similar transition from the personal computer to cloud, mobile and social computing. In response, we are focused on providing cloud-based services and delivery of our solutions on mobile devices and new hardware platforms to enable our customers to be more agile and collaborative on their projects. We are also developing consumer products for digital art, personal design and creativity, and home design. We devote significant resources to the development of new technologies, such as our cloud-based and mobile services, design and entertainment products, digital prototyping and collaboration products and consumer products. In addition, we frequently introduce new business models or methods that require a considerable investment of technical and financial resources such as an increase in our portfolio of, and focus on, suites. We are making such investments through our internal reorganization efforts and further development and enhancement of our existing products, as well as through acquisitions of new product lines. Such investments may not result in sufficient revenue generation to justify their costs. Market acceptance of these new technologies, business models or methods will be dependent on our ability to (1) include functionality and usability in such releases that address certain customer requirements with which our operating history is not extensive, and (2) to optimally price our products in light of marketplace conditions, our costs and customer demand. Customer adoption of our cloud, mobile, and social computing services may not occur as rapidly as anticipated, or competitors may introduce new products and services that achieve acceptance among our current customers, adversely affecting our competitive position. In addition, our cloud, mobile, and social computing offerings price and deliver our products and services in a way that differs from our historical pricing and delivery methods.

In particular, a critical component of our growth strategy is to have customers of our AutoCAD and AutoCAD LT products expand their portfolios to include our suites and cloud-based services. Over time, we aim to migrate customers using standalone Autodesk products to expand their portfolio with our suites and cloud-based offerings. Should sales of licenses of our AutoCAD and AutoCAD LT or standalone Autodesk flagship products decrease without a corresponding increase in suites product or cloud-based services revenue or without purchases of customer seats to our suites, our results of operations will be adversely affected. Also, adoption of our cloud and mobile computing offerings and changes in the delivery of our software and services to our customers may change the way in which we recognize revenue relating to our software and services, with a potential negative impact on our financial performance. Additionally, the software products we offer are complex, and despite extensive testing and quality control, may contain errors or defects. These errors or defects could result in the need for corrective releases to our software products, damage to our reputation, loss of revenue, an increase in product returns or lack of market acceptance of our products, any of which would likely harm our business.

Further, given the rapid speed of changing customer expectations and advancement of technology inherent in the software industry, the extensive and complex efforts required to create useful and widely accepted products and the rapid evolution of cloud computing, mobile devices, new computing platforms and other technologies, such as consumer products, our executive management team must act quickly, continuously and with vision. Although we have articulated a strategy that we believe will fulfill these challenges, if we fail to execute properly on that strategy, adapt that strategy as market conditions evolve or fail to internalize and execute on that strategy, we may fail to meet our customers' expectations, fail to compete with our competitors' products and technology and lose the confidence of our channel partners and employees. This in turn could adversely affect our business and financial performance.

From time to time we realign or introduce new business and sales initiatives; if we fail to successfully execute and manage these initiatives, our results of operations could be negatively impacted.

As part of our effort to accommodate our customers' needs and demands and the rapid evolution of technology, we from time to time evolve our business and sales initiatives such as realigning our development and marketing organizations, and expanding our portfolio of suites and our offering of software as a service, and realigning our internal resources in an effort to improve efficiency. Specifically, last year we undertook organizational changes in order to address major business initiatives, including our desire to accelerate our move to the cloud, transform our customers' experience, increase industry focus to meet customer demands, and develop more effective marketing. These reorganizational efforts included changes to the structure and alignment of our product development and marketing teams and re-organization of our sales teams by industry. We may take such actions without clear indications that they will prove successful, and at times, we have been met with short-term challenges in the execution of such initiatives. Market acceptance of any new business or sales initiative is dependent on our ability to match our customers' needs at the right time and price. Often we have limited prior experience and operating history in these new areas of emphasis. If any of our assumptions about expenses, revenue or revenue recognition principles from these initiatives proves incorrect, or our attempts to improve efficiency are not successful, our actual results may vary materially from those anticipated, and our financial results will be negatively impacted.

Because we derive a substantial portion of our net revenue from a small number of products, including our AutoCAD-based software products including suites, if these products are not successful, our revenue will be adversely affected.

We derive a substantial portion of our net revenue from sales of licenses of a limited number of our products, including AutoCAD software, products based on AutoCAD, which includes our suites that serve specific markets, upgrades to those products and products that are interoperable with AutoCAD. Any factor adversely affecting sales of these products, including the product release cycle, market acceptance, product competition, performance and reliability, reputation, price competition, economic and market conditions and the availability of third-party applications, would likely harm our financial results. During the fiscal year ended January 31, 2013, combined revenue from our AutoCAD and AutoCAD LT products, not including suites having AutoCAD or AutoCAD LT as a component, represented 33% of our total net revenue.

A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

We make significant efforts to maintain the security and integrity of our product source code and computer systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat (APT), application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service (DDoS) attacks. Any of the foregoing could attack our products and computer systems. Despite significant efforts to create security barriers to such programs, it is virtually impossible for us to entirely eliminate this risk. Like all software products, our software is vulnerable to such cyber attacks. In the past, hackers have targeted our software, and they may do so in the future. The impact of cyber attacks could disrupt the proper functioning of our software products, cause errors in the output of our customers' work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers, and other destructive outcomes. Moreover, as we continue to invest in new lines of consumer products and services we are exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of our consumer users. If any of the foregoing were to occur, our reputation may suffer, customers may stop buying our products, we could face lawsuits and potential liability, and our financial performance could be negatively impacted.

We rely on third-parties to provide us with a number of operational services, including hosting and delivery, certain of our customer services and other operations; any interruption or delay in service from these third parties, breaches of security or

privacy, or failures in data collection could expose us to liability, harm our reputation and adversely impact our financial performance.

We rely on hosted computer services from third parties for services that we provide our customers and computer operations for our internal use. As we gather customer data and host certain customer data in third-party facilities, a security breach could compromise the integrity or availability or result in the theft of customer data. In addition, our operations could be negatively affected in the event of a security breach, and we could be subject to the loss or theft of confidential or proprietary information, including source code.

Unauthorized access to this data may be obtained through break-ins, breaches of our secure networks by unauthorized parties, employee theft or misuse, or other misconduct. We rely on a number of third party suppliers in the operation of our business for the provision of various services and materials that we use in the operation of our business and production of our products. Although we seek to diversify our third party suppliers, we may from time to time rely on a single or limited number of suppliers, or upon suppliers in a single country, for these services or materials. The inability of such third parties to satisfy our requirements could disrupt our business operations or make it more difficult for us to implement our business strategy. If any of these situations were to occur, our reputation could be harmed, we could be subject to third party liability, including under data protection and privacy laws in certain jurisdictions, and our financial performance could be negatively impacted.

If we are not able to adequately protect our proprietary rights, our business could be harmed.

We rely on a combination of patent, copyright and trademark laws, trade secret protections, confidentiality procedures and contractual provisions to protect our proprietary rights. Despite such efforts to protect our proprietary rights, unauthorized parties from time to time have copied aspects of our software products or have obtained and used information that we regard as proprietary. Policing unauthorized use of our software products is time-consuming and costly. While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the extent to which piracy of our software products exists and we expect that software piracy will remain a persistent problem. Furthermore, our means of protecting our proprietary rights may not be adequate.

Additionally, we actively protect the secrecy of our confidential information and trade secrets, including our source code. If unauthorized disclosure of our source code occurs, we could potentially lose future trade secret protection for that source code. The loss of future trade secret protection could make it easier for third-parties to compete with our products by copying functionality, which could adversely affect our financial performance and our reputation. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our customers, contractors, vendors and partners. However, it is possible that our confidential information and trade secrets may be disclosed or published without our authorization. If this were to occur, it may be difficult and/or costly for us to enforce our rights, and our financial performance and reputation could be negatively impacted.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

As more software patents are granted worldwide, the number of products and competitors in our industry segments grows and the functionality of products in different industry segments overlaps, we expect that software product developers will be increasingly subject to infringement claims. Infringement or misappropriation claims have in the past been, and may in the future be, asserted against us, and any such assertions could harm our business. Additionally, certain patent holders without products have become more aggressive in threatening and pursuing litigation in attempts to obtain fees for licensing the right to use patents. Any such claims or threats, whether with or without merit, have been and could in the future be time-consuming to defend, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which would likely harm our business.

Our investment portfolio is composed of a variety of investment vehicles in a number of countries that are subject to interest rate trends, market volatility and other economic factors. If general economic conditions further decline, this could cause the credit ratings of our investments to deteriorate, illiquidity in the financial marketplace, and we may continue to experience a decline in interest income, and an inability to sell our investments, leading to impairment in the value of our investments.

It is our policy to invest our cash, cash equivalents and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and to limit the amounts invested with any one institution, type of security and issuer. However, we are subject to general economic conditions, interest rate trends and volatility in the financial marketplace that can affect the income that we receive from our investments, the net realizable value of our investments

(including our cash, cash equivalents and marketable securities) and our ability to sell them. In the U.S., for example, the yields on our portfolio securities are very low due to general economic conditions. Any one of these factors could reduce our investment income, or result in material charges, which in turn could impact our overall net income and earnings per share.

From time to time we make direct investments in privately held companies. The privately held companies in which we invest are considered inherently risky. The technologies and products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of all or a substantial part of our initial investment in these companies. The evaluation of privately held companies is based on information that we request from these companies, which is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these companies.

If we were to experience a loss on any of our investments that loss may cause us to record an other-than-temporary impairment charge. The effect of this charge could impact our overall net income and earnings per share. In any of these scenarios, our liquidity may be negatively impacted, which in turn may prohibit us from making investments in our business, taking advantage of opportunities and potentially meeting our financial obligations as they come due.

We are subject to legal proceedings and regulatory inquiries, and we may be named in additional legal proceedings or become involved in regulatory inquiries in the future, all of which are costly, distracting to our core business and could result in an unfavorable outcome, or a material adverse effect on our business, financial condition, results of operations, cash flows or the trading price for our securities.

We are involved in legal proceedings and receive inquiries from regulatory agencies. As the global economy has changed and our business has evolved, we have seen an increase in litigation activity and regulatory inquiries. Like many other high technology companies, the number and frequency of inquiries from U.S. and foreign regulatory agencies we have received regarding our business and our business practices, and the business practices of others in our industry, have increased in recent years. In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time consuming legal proceedings that could result in any number of outcomes. Although outcomes of such actions vary, any claims or regulatory actions initiated by or against us, whether successful or not, could result in expensive costs of defense, costly damage awards, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of significant operational resources, or otherwise harm our business. In any of these cases, our financial results could be negatively impacted.

Although we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

Although we have determined that our internal control over financial reporting was effective as of January 31, 2013, as indicated in our Management Report on Internal Control over Financial Reporting, included in this Annual Report on Form 10-K, we must continue to monitor and assess our internal control over financial reporting. If our management identifies one or more material weaknesses in our internal control over financial reporting and such weakness remains uncorrected at fiscal year-end, we will be unable to assert such internal control is effective at fiscal year-end. If we are unable to assert that our internal control over financial reporting is effective at fiscal year-end (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls or concludes that we have a material weakness in our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely have an adverse effect on our business and stock price.

In preparing our financial statements we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

We make assumptions, judgments and estimates for a number of items, including the fair value of financial instruments, goodwill, long-lived assets and other intangible assets, the realizability of deferred tax assets and the fair value of stock awards.

We also make assumptions, judgments and estimates in determining the accruals for employee related liabilities including commissions, bonuses, and sabbaticals; and in determining the accruals for uncertain tax positions, partner incentive programs, product returns reserves, allowances for doubtful accounts, asset retirement obligations and legal contingencies. These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as of the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Changes in existing financial accounting standards or practices, or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

For example, the U.S.-based Financial Accounting Standards Board ("FASB") is currently working together with the International Accounting Standards Board ("IASB") on several projects to further align accounting principles and facilitate more comparable financial reporting between companies who are required to follow U.S. Generally Accepted Accounting Principles ("GAAP") under SEC regulations and those who are required to follow IFRS outside of the U.S. These efforts by the FASB and IASB may result in different accounting principles under GAAP that may result in materially different financial results for us in areas including, but not limited to principles for recognizing revenue and lease accounting.

In addition, the SEC has not yet made a determination regarding how or if IFRS will be incorporated into the financial reporting system for U.S. companies. A change in accounting principles from GAAP to IFRS may have a material impact on the way in which we report financial results.

It is not clear if or when these potential changes in accounting principles may become effective, whether we have the proper systems and controls in place to accommodate such changes and the impact that any such changes may have on our consolidated financial position, results of operations and cash flows. In addition, as we evolve and change our business and sales models, we are currently unable to determine how these potential changes may impact our new models, particularly in the area of revenue recognition.

Changes in laws and/or regulations related to the Internet or related to privacy and data security concerns or changes in the Internet infrastructure itself may cause our business to suffer.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy and the transmission of certain types of content using the Internet. For example, the State of California has adopted legislation requiring operators of commercial websites and mobile applications that collect personal information from California residents to conspicuously post and comply with privacy policies that satisfy certain requirements. Several other U.S. states have adopted legislation requiring companies to protect the security of personal information that they collect from consumers over the Internet, and more states may adopt similar legislation in the future. Additionally, the Federal Trade Commission has used its authority under Section 5 of the Federal Trade Commission Act to bring actions against companies for failing to maintain adequate security for personal information collected from consumers over the Internet and for failing to comply with privacy-related representations made to Internet users. The U.S. Congress has at various times proposed federal legislation intended to protect the privacy of Internet users and the security of personal information collected from Internet users that would impose additional compliance burdens upon companies collecting personal information from Internet users, and the U.S. Congress may adopt such legislation in the future. The European Union also has adopted various directives regulating data privacy and security and the transmission of content using the Internet involving residents of the European Union, including those directives known as the Data Protection Directive, the E-Privacy Directive, and the Privacy and Electronic Communications Directive, and may adopt similar directives in the future. Several other countries, including Canada and several Latin American and Asian countries, have constitutional protections for, or have adopted legislation protecting, individuals' personal information. Additionally, some federal, state, or foreign governmental bodies have established laws which seek to censor the transmission of certain types of content over the Internet or require that individuals be provided with the ability to permanently delete all electronic personal information, such as the German Multimedia Law of 1997.

Given the variety of global privacy and data protection regimes, it is possible we may find ourselves subject to inconsistent obligations. For instance, the USA Patriot Act is considered by some to be in conflict with certain directives of the European Union. Situations such as these require that we make prospective determinations regarding compliance with conflicting regulations. Increased enforcement of existing laws and regulations, as well as any laws, regulations or changes that may be adopted or implemented in the future, could limit the growth of the use of public cloud applications or communications generally, result in a decline in the use of the Internet and the viability of Internet-based applications, and require implementation of additional technological safeguards.

Our financial results could be negatively impacted if our tax positions are successfully challenged by tax authorities.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate is based on our expected geographic mix of earnings, statutory rates, intercompany transfer pricing, and enacted tax rules. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. It is possible that these positions may be challenged by jurisdictional tax authorities and may have a significant impact on our effective tax rate.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success and ability to invest and grow depend largely on our ability to attract and retain highly skilled technical, professional, managerial, sales and marketing personnel. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel (including key personnel joining our company through acquisitions), the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions and financial goals.

We rely on third party technologies and if we are unable to use or integrate these technologies, our product and service development may be delayed and our financial results negatively impacted.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance any such software could result in increased costs, or in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would likely harm our business.

Disruptions with licensing relationships and third party developers could adversely impact our business.

We license certain key technologies from third parties. Licenses may be restricted in the term or the use of such technology in ways that negatively affect our business. Similarly, we may not be able to obtain or renew license agreements for key technology on favorable terms, if at all, and any failure to do so could harm our business.

Our business strategy has historically depended in part on our relationships with third-party developers who provide products that expand the functionality of our design software. Some developers may elect to support other products or may experience disruption in product development and delivery cycles or financial pressure during periods of economic downturn. In particular markets, such disruptions have in the past, and would likely in the future, negatively impact these third-party developers and end users, which could harm our business.

Additionally, technology created by outsourced product development, whether outsourced to third parties or developed externally and transferred to us through business or technology acquisitions, have certain additional risks such as effective integration into existing products, adequate transfer of technology know-how and ownership and protection of transferred intellectual property.

As a result of our strategy of partnering with other companies for product development, our product delivery schedules could be adversely affected if we experience difficulties with our product development partners.

We partner with certain independent firms and contractors to perform some of our product development activities. We believe our partnering strategy allows us to, among other things, achieve efficiencies in developing new products and

maintaining and enhancing existing product offerings. Our partnering strategy creates a dependency on such independent developers. Independent developers, including those who currently develop products for us in the U.S. and throughout the world, may not be able or willing to provide development support to us in the future. In addition, use of development resources through consulting relationships, particularly in non-U.S. jurisdictions with developing legal systems, may be adversely impacted by, and expose us to risks relating to, evolving employment, export and intellectual property laws. These risks could, among other things, expose our intellectual property to misappropriation and result in disruptions to product delivery schedules.

We regularly invest resources to update and improve our internal information technology systems. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems disrupt our operations, our business could be harmed.

We rely on our network and data center infrastructure, internal technology systems and our websites for our development, marketing, operational, support, sales, accounting and financial reporting activities. We are continually investing resources to update and improve these systems and environments in order to meet the growing requirements of our business and customers. Such improvements are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in disruption in our business operations, loss of revenue, errors in our accounting and financial reporting or damage to our reputation.

Our business may be significantly disrupted upon the occurrence of a catastrophic event.

Our business is highly automated and relies extensively on the availability of our network and data center infrastructure, our internal technology systems and our websites. We also rely on hosted computer services from third parties for services that we provide to our customers and computer operations for our internal use. The failure of our systems or hosted computer services due to a catastrophic event, such as an earthquake, fire, flood, tsunami, weather event, telecommunications failure, power failure, cyber attack or war, could adversely impact our business, financial results and financial condition. We have developed disaster recovery plans and maintain backup systems in order to reduce the potential impact of a catastrophic event, however there can be no assurance that these plans and systems would enable us to return to normal business operations. In addition, any such event could negatively impact a country or region in which we sell our products. This could in turn decrease that country's or region's demand for our products, thereby negatively impacting our financial results.

We issued $750.0 million aggregate principal amount of senior unsecured notes in a debt offering in December 2013 and have an existing $400.0 million revolving credit facility, and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

In December 2012, we issued 1.95% notes due December 15, 2017 in an aggregate principal amount of $400.0 million and 3.6% notes due December 15, 2022 in an aggregate principal amount of $350.0 million. As the December 2017 and December 2022 debt matures, we will have to expend significant resources to either repay or refinance these notes. If we decide to refinance the notes, we may be required to do so on different or less favorable terms or we may be unable to refinance the notes at all, both of which may adversely affect our financial condition.

We also have a $400.0 million revolving credit facility. As of January 31, 2013 we had no outstanding borrowings on the line of credit. Although we have no current plans to borrow under this credit facility, we may use the proceeds of any future borrowing for general corporate purposes, or for future acquisitions or expansion of our business. Our existing and future levels of indebtedness may adversely affect our financial condition and future financial results by, among other things:

- increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;
- requiring the dedication of a greater than expected portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and
- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

We are required to comply with the covenants set forth in our senior unsecured notes and revolving credit facility. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the noteholders or lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable. In addition, changes by any rating agency to our credit rating may negatively impact

the value and liquidity of our securities. Under certain circumstances, if our credit ratings are downgraded or other negative action is taken, the interest rate payable by us under our revolving credit facility could increase. Downgrades in our credit ratings could also restrict our ability to obtain additional financing in the future and could affect the terms of any such financing.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2013 fiscal year that remain unresolved.

ITEM 2. PROPERTIES

We lease 1,834,000 square feet of office space in 112 locations in the United States and internationally through our foreign subsidiaries. In addition, we own 25,000 square feet of office space in two locations internationally through our foreign subsidiaries. Our executive offices and corporate headquarters are located in leased office space in San Rafael, California. Our San Rafael facilities consist of 265,000 square feet under leases that have expiration dates ranging from December 2016 to December 2019. We and our foreign subsidiaries lease additional space in various locations throughout the world for local sales, product development and technical support personnel.

All facilities are in good condition. Our facilities, excluding those in restructuring, are operating at capacities averaging 82% occupancy worldwide as of January 31, 2013. We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Note 8, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for more information about our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

We are involved in a variety of claims, suits, investigations and proceedings in the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution, business practices and other matters. In our opinion, resolution of pending matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect our results of operations, cash flows or financial position in a particular period, however, based on the information known by us as of the date of this filing and the rules and regulations applicable to the preparation of the Company's financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol ADSK. The following table lists the high and low sales prices for each quarter in the last two fiscal years.

	High	Low
Fiscal 2013		
First Quarter	$ 42.69	$ 35.55
Second Quarter	41.28	28.52
Third Quarter	36.21	27.70
Fourth Quarter	40.00	30.22
Fiscal 2012		
First Quarter	$ 45.55	$ 38.47
Second Quarter	45.99	34.34
Third Quarter	35.83	23.41
Fourth Quarter	36.60	29.80

Dividends

We did not declare any cash or stock dividends in either fiscal 2013 or fiscal 2012. We anticipate that, for the foreseeable future, we will not pay any cash or stock dividends.

Stockholders

As of January 31, 2013, the number of common stockholders of record was 510. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

Issuer Purchases of Equity Securities

The purpose of our stock repurchase program is to offset dilution from the issuance of stock under our employee stock plans, reduce shares over time as facts and circumstances warrant and for such other purposes as may be in our interests and the interests of our stockholders, which has the effect of returning excess cash generated from our business to stockholders. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the volume of employee stock option exercises, stock issuances, the trading price of our common stock, cash on hand and available in the U.S., and company defined trading windows. In December 2010, the Board of Directors approved a plan which authorized the repurchase of an additional 20.0 million shares; at January 31, 2013, 17.8 million shares have been repurchased under the plan. In June 2012, the Board of Directors approved an additional plan, which authorized the repurchase of an additional 30.0 million shares; as of January 31, 2013, no shares have been repurchased under this plan. Neither of these plans have a fixed expiration date. During the three and twelve months ended January 31, 2013, we repurchased 2.6 million and 12.5 million shares of our common stock, respectively. At January 31, 2013, 32.2 million shares remained available for repurchase under the existing repurchase authorizations. See Note 9, "Stockholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

The following table provides information about the repurchase of our common stock under the stock repurchase programs in open-market transactions during the quarter ended January 31, 2013:

(Shares in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
November 1- November 30	—	$ —	—	34,801.1
December 1 - December 31	2,426.5	35.44	2,426.5	32,374.6
January 1 - January 31	130.2	36.43	130.2	32,244.4
Total	2,556.7	$ 35.50	2,556.7	

(1) Represents shares purchased in open-market transactions under the stock repurchase programs approved by the Board of Directors.

(2) These amounts correspond to the plans approved by the Board of Directors in June 2012 and December 2010 that authorize the repurchase of 30.0 million and 20.0 million shares, respectively. The plans do not have fixed expiration dates.

Sales of Unregistered Securities

There were no sales of unregistered securities during the three months ended January 31, 2013.

Company Stock Performance

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Common Stock, the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Software Index.

Comparison of Five Year Cumulative Total Stockholder Return(1)


$140
$120
$100
$80
$60
$40
$20
1/08
1/09
1/10
1/11
1/12
1/13
Autodesk, Inc.
S&P 500
Dow Jones US Software

(1) Assumes $100 invested on January 31, 2008, in Autodesk's stock, the Standard & Poor's 500 Stock Index, and the Dow Jones U.S. Software Index, with reinvestment of all dividends. Total stockholder returns for prior periods are not an indication of future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below. The financial data for the years ended January 31, 2013, 2012 and 2011 are derived from, and are qualified by reference to, the audited consolidated financial statements that are included in this Form 10-K. The financial data for the years ended January 31, 2010 and 2009 are derived from audited, consolidated financial statements which are not included in this Form 10-K.

	Fiscal year ended January 31,				
	2013	2012	2011	2010	2009
	(In millions, except per share data)				
For the Fiscal Year:					
Net revenue	$ 2,312.2	$ 2,215.6	$ 1,951.8	$ 1,713.7	$ 2,315.2
Income from operations	305.9	355.6	271.4	65.6	244.5
Provision for income taxes	(62.6)	(77.6)	(60.0)	(26.7)	(68.9)
Net income(1)	247.4	285.3	212.0	58.0	183.6
Cash flow from operations	559.1	573.5	540.8	246.8	593.9
Common Stock Data:					
Basic net income per share	$ 1.09	$ 1.25	$ 0.93	$ 0.25	$ 0.81
Diluted net income per share	1.07	1.22	0.90	0.25	0.80
Dividends paid per share	—	—	—	—	—
Income from operations includes the following items(2):					
Stock-based compensation expense	$ 156.3	$ 108.8	$ 80.7	$ 93.6	$ 89.5
Amortization of purchased intangibles	81.8	70.3	55.9	58.4	46.6
Restructuring charges (benefits), net	43.9	(1.3)	10.8	48.2	40.2
Impairment	—	—	—	21.0	128.9
In-process research and development	—	—	—	—	26.9
Provision for income taxes includes the following item:					
Establishment of valuation allowance on deferred tax assets	$ —	$ —	$ —	$ 21.0	$ —
At Year End:					
Total assets	$ 4,308.4	$ 3,227.8	$ 2,787.6	$ 2,447.2	$ 2,420.7
Long-term liabilities	1,221.5	390.8	308.5	269.7	309.9
Stockholders' equity	2,043.2	1,882.9	1,609.3	1,473.5	1,310.7

(1) Net income includes the items identified below in "Income from operations" net of tax.
(2) These items are recorded on a pre-tax basis.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in our MD&A contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies, including those discussed in "Strategy" below; anticipated future net revenue; future operating margin and other future financial results (by product type and geography) and operating expenses; the effect of unemployment and availability of credit; the effects of the U.S. credit downgrade and weak global economic conditions; our backlog; expected trends in certain financial metrics; expected market trends, including the growth of cloud, mobile and social computing; the impact of acquisitions and investment activities; the effect of fluctuations in exchange rates and our hedging activities on our financial results; our abilities to successfully expand adoption of our products; our ability to gain market acceptance of new businesses and sales initiatives; our ability to successfully increase sales of product suites as part of our overall sales strategy; the impact of economic volatility and geopolitical activities in certain countries, particularly emerging economy countries, and the resulting effect on our financial results; and the impact of our restructuring activities. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, statements regarding our liquidity and short-term and long-term cash requirements, as well as statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth above in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Strategy

Autodesk's vision is to help people imagine, design and create a better world. We do this by developing software for the world's designers, architects, engineers, and digital artists—the people who create the world's products, buildings, infrastructure, films, and games. Autodesk serves customers in three primary markets: architecture, engineering and construction; manufacturing; and digital media and entertainment.

Our goal is to provide our customers with the world's most innovative, and engaging design software and services. Our product and services portfolio allows our customers to digitally visualize, simulate, and analyze their projects, helping them to better understand the consequences of their design decisions; save time, money, and resources; and become more innovative.

Today, complex challenges such as globalization, urbanization, and sustainable design are driving our customers to new levels of performance and competitiveness, and we are committed to helping them address those challenges and take advantage of new opportunities. To achieve these goals, we are capitalizing on two of our strongest competitive advantages: our ability to bring advanced technology to mainstream markets, and the breadth and depth of our product portfolio.

By innovating in existing technology categories, we bring powerful new design capabilities to volume markets. Our products are designed to be easy-to-learn and use, and to provide customers with a low cost of deployment, a low total cost of ownership, and a rapid return on investment. In addition, our software architecture allows for extensibility and integration with other products. The breadth of our technology and product line gives us a unique competitive advantage, because it allows our customers to address a wide variety of problems in ways that transcend industry and disciplinary boundaries. This is particularly important in helping our customers address the complex challenges mentioned above. We also believe that our technological leadership and global brand recognition have positioned us well for long-term growth and industry leadership.

In addition to the competitive advantages afforded by our technology, our large global network of distributors, resellers, third-party developers, customers, educational institutions, faculty and students is a key competitive advantage. This network of relationships provides us with a broad and deep reach into volume markets around the world. Our distributor and reseller network is extensive and provides our customers with the resources to purchase, deploy, learn, and support our products quickly and easily. We have a significant number of registered third-party developers who create products that work well with Autodesk products and extend them for a variety of specialized applications. Users with expertise in our products are broadly and globally available from educational institutions and in the existing workforce. We offer extensive educational programs, including student versions of software, curricula and faculty development. We have an extensive global community of students who are experienced with our software and poised to become the next generation of professional users – thus reducing the cost of training and providing fresh talent for our customers. Our global network of distributors, resellers, third party developers,

customers, educational institutions and students has been developed over our thirty year history. We believe it is an enduring competitive advantage that is difficult for others to replicate.

We continually strive to increase the business value of our design tools to our customers in a number of ways. First, we seek to address an increasing portion of our customers' workflow with products that extend the value of our customers' digital design information into visualization, analysis and simulation. Second, we seek to improve our product interoperability and usability, thus improving our customers' productivity and effectiveness. Third, we continue to develop new ways to deliver capability and value to our customers, such as product suites, cloud and social-based services, and delivery of our solutions on mobile devices and new hardware platforms. Fourth, we extend our customers' workflow with products for adjacent users and for the "customers of our customers," thus increasing the value of the design information our customers produce. Finally, we continue to develop new lines of consumer products and services that are delivered and experienced through the Web, tablets, and other mobile devices providing our advanced visualization technologies to consumers—a whole new category of Autodesk customer.

Autodesk was founded during the platform transition from mainframes and engineering workstations to personal computers. We developed and sustained a compelling value proposition based upon desktop software for the personal computer. Just as the transition from mainframes to personal computers transformed the industry thirty years ago, we believe our industry is undergoing a similar transition from the personal computer to cloud, social, and mobile computing. To address this shift, our major business initiatives include our desire to accelerate the business' move to the cloud, transform our customers' experience, increase industry focus to meet customer demands, and develop more effective marketing.

During the first quarter of fiscal year 2013, we undertook a number of important organizational changes to drive the success of our business. The reorganization included changes to the structure and alignment of our product development and marketing teams and re-organization of our sales teams. While these changes were intended to better serve our customers and drive future growth, we have encountered challenges in the execution of these efforts which have impacted our financial results in the short term. In order to achieve these organizational changes and to further our strategy, including our continuing shift to cloud and mobile computing, in the third quarter of fiscal year 2013, we commenced a company-wide restructuring plan. The plan included a reduction of approximately 500 positions and the consolidation of eight leased facilities with a total cost of up to $52.0 million ("Fiscal 2013 Plan"), of which $43.9 million was incurred during fiscal 2013. The termination benefits and facility related liabilities have been substantially paid as of fiscal year ended January 31, 2013. Autodesk expects to pay the remainder of the termination benefits and facility related liabilities through the fourth quarter of fiscal 2019. For further discussion see Note 15, " Restructuring Reserves," in the Notes to the Consolidated Financial Statements.

Our growth strategy is predicated upon leading the transition in the industries we serve into the cloud in three ways:

- Grow. We believe sufficient opportunity remains in our PC-based software business, and we intend to continue to grow this business. In particular, we are offering product suites with improved interoperability and usability to enhance our customers' productivity. We are continuing to drive maintenance and new licensing models to better match the business needs of our customers. We will continue to emphasize developing direct relationships with large, global customers and pursuing opportunities in emerging economies.

- Transform. At the same time we grow our desktop software business, we are migrating many of our products to the cloud. This entails development of new cloud computing infrastructure and redesigning our applications to leverage the cloud. We are also developing new capabilities that are enabled by the cloud such as collaborative Product Lifecycle Management ("PLM") and on line simulation. Our goal is to lead our industry in transitioning to the cloud.

- Expand. We believe that the combination of cloud, social and mobile computing affords us the opportunity to expand our business into new markets. For example, we have added new customers through our consumer products. We intend to continue to develop our business to both add new customers and find new capabilities to incorporate in our core business.

We believe that expanding our customers' portfolios to include our suites presents a meaningful growth opportunity and is an important part of our overall strategy. As our customers in all industries adopt our design suites, we believe they will experience an increase in their productivity and the value of their design data. For fiscal 2013, revenue from suites increased 16%, as compared to the prior fiscal year. As a percentage of revenue, suites increased to 30% in fiscal 2013 as compared to 27% in fiscal 2012.

Expanding our geographic coverage is another key element of our growth strategy. Much of the growth in the world's construction and manufacturing is happening in emerging economies. Further, emerging economies face many of the

challenges that our design technology can help address, for example infrastructure build-out. Although revenue from emerging countries decreased 4% during fiscal 2013 as compared to fiscal 2012, we believe that emerging economies continue to present long-term growth opportunities for us. Revenue from emerging countries represented 14% and 16% of fiscal 2013 and fiscal 2012 net revenue, respectively. While we believe there are long-term growth opportunities in emerging economies, conducting business in these countries presents significant challenges, including economic volatility, geopolitical risk, local competition, intellectual property protection, poorly developed business infrastructure, scarcity of talent and software piracy.

Our strategy includes improving our product functionality and expanding our product offerings through internal development as well as through the acquisition of products, technology and businesses. Acquisitions often increase the speed at which we can deliver product functionality to our customers; however, they entail cost and integration challenges and may, in certain instances, negatively impact our operating margins. We continually review these trade-offs in making decisions regarding acquisitions. We currently anticipate that we will acquire products, technology and businesses as compelling opportunities become available.

Our strategy depends upon a number of assumptions, including that we will be able to continue making our technology available to mainstream markets; leverage our large global network of distributors, resellers, third-party developers, customers, educational institutions, and students; improve the performance and functionality of our products; and adequately protect our intellectual property. If the outcome of any of these assumptions differs from our expectations, we may not be able to implement our strategy, which could potentially adversely affect our business. For further discussion regarding these and related risks see Part I, Item 1A, "Risk Factors."

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements. We believe that of all our significant accounting policies, the following policies involve a higher degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

For multiple element arrangements containing only software and software-related elements, we allocate the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If we do not have VSOE of an undelivered software license, we defer revenue recognition on the entire sales arrangement until all elements for which we do not have VSOE are delivered. If we do not have VSOE for undelivered maintenance or services, the revenue for the arrangement is recognized over the longest contractual service period in the arrangement. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

For multiple elements arrangements involving non-software elements, including cloud subscription services, our revenue recognition policy is based upon the accounting guidance contained in ASC 605, *Revenue Recognition*. For these arrangements, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. We then further allocate consideration within the software group to the respective elements within that group using the residual method as described above. We exercise judgment and use estimates in connection with the determination of the amount of revenue to be recognized in each accounting period.

Our assessment of likelihood of collection is also a critical factor in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or payment is received.

Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a

one-tiered structure where Autodesk sells directly to resellers. Our product license revenue from distributors and resellers are generally recognized at the time title to our product passes to the distributor, in a two-tiered structure, or reseller, in a one-tiered structure, provided all other criteria for revenue recognition are met. This policy is predicated on our ability to estimate sales returns, among other criteria. We are also required to evaluate whether our distributors and resellers have the ability to honor their commitment to make fixed or determinable payments, regardless of whether they collect payment from their customers. Our policy also presumes that we have no significant performance obligations in connection with the sale of our product licenses by our distributors and resellers to their customers. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Marketable Securities. At January 31, 2013 we had $753.2 million of short and long-term marketable securities. Marketable securities are stated at fair value. As described in Note 2, "Financial Instruments," in the Notes to the Consolidated Financial Statements, we estimate the fair value of our marketable securities each quarter. Fair value is defined as an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. When identical or similar assets are traded in active markets, the level of judgment required to estimate their fair value is relatively low. This is generally true for our cash and cash equivalents and the majority of our marketable securities, which we consider to be Level 1 assets and Level 2 assets. However, determining the fair value of marketable securities when observable inputs are not available (Level 3) requires significant judgment. For example we use a discounted cash flow model to estimate the fair value of our auction rate securities; because we have determined that the market for those securities is inactive. These assumptions are inherently subjective and involve significant management judgment. Whenever possible, we use observable market data and rely on unobservable inputs only when observable market data is not available, when determining fair value.

Business Combinations. We allocate the purchase price of acquired companies to assets and liabilities, as well as to in-process research and development based upon their estimated fair values at the acquisition date. The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets and deferred revenue obligations.

Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates used in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to: future expected cash flows from sales, maintenance agreements and acquired developed technologies; the acquired company's trade name and customer relationships as well as assumptions about the period of time the acquired trade name and customer relationships will continue to be used in the combined company's product portfolio; expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; and discount rates.

Goodwill. We test goodwill for impairment annually in our fourth fiscal quarter or sooner should events or changes in circumstances indicate potential impairment. When assessing goodwill for impairment, we assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors considered in this assessment include cost factors; financial performance; legal, regulatory, contractual, political, business, or other factors; entity specific factors; industry and market considerations, macroeconomic conditions, and other relevant events and factors affecting the reporting unit. If, after assessing the totality of events or circumstances, it is more likely than not that the fair value of the reporting unit is greater than its carrying value, then performing the two-step impairment test is unnecessary. If the two-step impairment test is necessary, we use discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

For our annual impairment assessment in fiscal 2013, based on a review of the qualitative factors described above, we determined that for each of our Platform Solutions and Emerging Business, Manufacturing ("MFG") and Architecture, Engineering and Construction ("AEC") reporting units, it was more likely than not that the fair vale of the reporting units exceeded the carrying amount. As a result, we concluded that performing the two-step impairment test was not necessary for these reporting units.

For the Media and Entertainment ("M&E") reporting unit, Autodesk deemed the two-step impairment test was necessary and used a discounted cash flow model which included assumptions regarding projected cash flows. Based on this testing,

Autodesk determined that there was no impairment of goodwill for the M&E reporting unit during the year ended January 31, 2013.

Realizability of Long-Lived Assets. We assess the realizability of our long-lived assets and related intangible assets, other than goodwill, annually during the fourth fiscal quarter, or sooner should events or changes in circumstances indicate the carrying values of such assets may not be recoverable. We consider the following factors important in determining when to perform an impairment review: significant under-performance of a business or product line relative to budget; shifts in business strategies which affect the continued uses of the assets; significant negative industry or economic trends; and the results of past impairment reviews. When such events or changes in circumstances occur, we assess recoverability of these assets.

We assess recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If impairment indicators were present based on our undiscounted cash flow models, which include assumptions regarding projected cash flows, we would perform a discounted cash flow analysis to assess impairments on long-lived assets. Variances in these assumptions could have a significant impact on our conclusion as to whether an asset is impaired or the amount of any impairment charge. Impairment charges, if any, result in situations where any fair values of these assets are less than their carrying values.

In addition to our recoverability assessments, we routinely review the remaining estimated useful lives of our long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

We will continue to evaluate the values of our long-lived assets in accordance with applicable accounting rules. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

Income Taxes. We currently have $165.0 million of net deferred tax assets, primarily a result of tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, deferred revenue, purchased technologies and capitalized intangibles, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries, deferred tax liabilities associated with tax method change on advanced payments and valuation allowances against U.S. and Canadian deferred tax assets. We perform a quarterly assessment of the recoverability of these net deferred tax assets and believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize the net deferred tax assets. Our judgments regarding future profitability may change due to future market conditions and other factors, including intercompany transfer pricing adjustments. Any change in future profitability may require material adjustments to these net deferred tax assets, resulting in a reduction in net income in the period when such determination is made. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. It is possible that these positions may be challenged by jurisdictional tax authorities and may have a significant impact on our effective tax rate.

Stock-Based Compensation. We measure stock-based compensation cost at the grant date fair value of the award, and recognize expense on a straight-line basis over the requisite service period, which is generally the vesting period. We estimate the fair value of certain stock-based payment awards (including grants of stock options and employee stock purchases related to the employee stock purchase plan) using the Black-Scholes-Merton option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes-Merton option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The variables used in the model are reviewed on a quarterly basis and adjusted, as needed. Share-based compensation cost for restricted stock is measured on the closing fair market value of our commons stock on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our Consolidated Statements of Operations.

Legal Contingencies. As described in Part I, Item 3, "Legal Proceedings" and Part II, Item 8, Note 8, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements, we are periodically involved in various legal claims and proceedings. We routinely review the status of each significant matter and assess our potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, we record a liability for the estimated loss. Because of inherent uncertainties related to these legal matters, we base our loss accruals on the best information available at the time. As additional information becomes available, we reassess our potential liability and may revise our estimates. Such revisions could have a material impact on future quarterly or annual results of operations.

Recently Issued Accounting Standards

See Part II, Item 8, Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Overview of Fiscal 2013

	Fiscal Year Ended January 31, 2013	As a % of Net Revenue	Fiscal Year Ended January 31, 2012	As a % of Net Revenue
		(in millions)		
Net Revenue	$ 2,312.2	100%	$ 2,215.6	100%
Cost of revenue	238.5	10%	229.1	10%
Gross Profit	2,073.7	90%	1,986.5	90%
Operating expenses	1,767.8	76%	1,630.9	74%
Income from Operations	$ 305.9	13%	$ 355.6	16%

We experienced mixed results in fiscal 2013. During fiscal 2013, as compared to fiscal 2012, net revenue increased 4% and gross profit increased 4%, while income from operations decreased 14%. Contributing to the year over year increases in revenue during fiscal 2013 were increases in revenue from maintenance and new seat license revenue. We experienced increases in revenue for many of our major products, reportable segments and geographic areas during fiscal 2013 as compared to the same period in the prior fiscal year. The reasons for these increases are discussed below under the heading "Results from Operations."

Revenue from flagship products was 56% of total net revenue during fiscal 2013, an increase of 1% as compared to fiscal 2012. Revenue from suites was 30% of total net revenue for fiscal 2013, an increase of 16% as compared to fiscal 2012. Revenue from new and adjacent products was 15% of total net revenue during the fiscal 2013, a decreased of 3% as compared to fiscal 2012. We anticipate that, as our new and existing customers migrate from our stand-alone products, our revenue from suites will increase as a percentage of revenue and that our revenue from our flagship and new and adjacent products will decline as a percentage of revenue.

While net revenue increased $96.6 million or 4% for fiscal 2013, as compared to fiscal 2012, our operating expenses increased $136.9 million or 8% for fiscal 2013. The increase in operating expenses was primarily due to higher employee related costs and restructuring charges incurred in fiscal 2013 as a result of the Fiscal 2013 Plan. Similarly, income from operations decreased 14% in fiscal 2013, as compared to fiscal 2012, and our total operating margin decreased from 16% for fiscal 2012 to 13% for fiscal 2013 primarily due to higher employee related costs and restructuring charges during fiscal 2013.

We believe net revenue for fiscal 2014 will increase by approximately 6% compared to fiscal 2013. We anticipate fiscal 2014 operating margin will increase by approximately 455 to 480 basis points compared to fiscal 2013.

We generate a significant amount of our revenue in the U.S., Japan, Germany, Canada, and the United Kingdom. Our revenue was negatively impacted from foreign exchange rate changes during fiscal 2013, as compared to fiscal 2012. Had applicable exchange rates from fiscal 2012 been in effect during fiscal 2013 and had we excluded foreign exchange hedge gains and losses from fiscal 2013, ("on a constant currency basis"), net revenue would have increased 5% compared to the prior fiscal year. During fiscal 2013, total spend, defined as cost of revenue plus operating expenses, increased 8% both as reported and on a constant currency basis compared to the prior fiscal year. Changes in the value of the U.S. dollar may have a significant effect on net revenue, total spend and income from operations in future periods. We use foreign currency contracts to reduce the exchange rate effect on a portion of the net revenue of certain anticipated transactions but do not attempt to completely mitigate the impact of fluctuation of such foreign currency against the U.S. dollar.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including Tech Data Corporation and its global affiliates (collectively, "Tech Data"). Tech Data accounted for 23% and 17% of our consolidated net revenue during fiscal year 2013 and 2012, respectively. On October 27, 2011, Tech Data purchased certain assets of Mensch und Maschine Software ("MuM"), which has been a distributor of our products in Europe. The acquisition concentrates additional sales through Tech Data, which on a consolidated basis would have accounted for 21% of our net revenue for fiscal years 2012 if the acquisition had taken place at the beginning of fiscal 2012.We believe our business is not substantially

dependent on Tech Data. Our customers through Tech Data are the resellers and end users who purchase our software licenses and services. Should any of the agreements between Tech Data and us be terminated for any reason, we believe the resellers and end users who currently purchase our products through Tech Data would be able to continue to do so under substantially the same terms from one of our many other distributors without substantial disruption to our revenue.

Our primary goals for fiscal 2014 are to grow revenue from our current levels consistent with seasonal trends, manage our operating margin, and to invest in product functionality and new product lines, including suites offerings, while controlling our operating expenses. In addition, we will continue to look closely at our cost structure to find ways to improve our operating margin while allowing continued investment in growth and productivity initiatives. There can be no assurance that we will achieve our financial goals and improve our financial results. Additionally, we believe that unemployment rates and the availability of credit to major industries we serve are important indicators for our business. If we are unable to successfully achieve our major business initiatives or if global economic conditions deteriorate, we may not achieve our financial goals.

At January 31, 2013, we had $2,365.4 million in cash and marketable securities. This amount includes the aggregate net proceeds of $739.3 million, after deducting the underwriting discounts and related offering expenses, from our December 2012 registered underwritten public offering of $400.0 million aggregate principal amount of 1.95% senior notes due December 15, 2017 and $350.0 million aggregate principal amount of 3.6% senior notes due December 15, 2022.

We completed fiscal 2013 with a higher deferred revenue balance and a higher accounts receivable balance as compared to fiscal 2012. Our deferred revenue balance at January 31, 2013 included $733.5 million of customer maintenance contracts, which will be recognized as revenue ratably over the life of the contracts. The term of our maintenance contracts is typically one year but may be two or three year, or occasionally as long as five years. We repurchased 12.5 million shares of our common stock for $431.2 million during fiscal 2013. Comparatively, we repurchased 9.7 million shares of our common stock for $327.4 million during fiscal 2012.

Results of Operations

	Fiscal Year Ended January 31, 2013	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2012	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2011
		$	%		$	%	
				(in millions)			
Net Revenue:							
License and other	$ 1,390.6	$ 33.0	2 %	$ 1,357.6	$ 185.5	16%	$ 1,172.1
Maintenance	921.6	63.6	7 %	858.0	78.3	10%	779.7
	$ 2,312.2	$ 96.6	4 %	$ 2,215.6	$ 263.8	14%	$ 1,951.8
Net Revenue by Geographic Area:							
Americas	$ 836.2	$ 37.7	5 %	$ 798.5	$ 97.0	14%	$ 701.5
Europe, Middle East and Africa	868.5	6.3	1 %	862.2	79.4	10%	782.8
Asia Pacific	607.5	52.6	9 %	554.9	87.4	19%	467.5
	$ 2,312.2	$ 96.6	4 %	$ 2,215.6	$ 263.8	14%	$ 1,951.8
Net Revenue by Operating Segment:							
Platform Solutions and Emerging Business	$ 849.7	$ 16.6	2 %	$ 833.1	$ 116.9	16%	$ 716.2
Architecture, Engineering and Construction	694.3	67.9	11 %	626.4	58.4	10%	568.0
Manufacturing	573.8	33.5	6 %	540.3	70.3	15%	470.0
Media and Entertainment	194.4	(21.4)	(10)%	215.8	18.2	9%	197.6
	$ 2,312.2	$ 96.6	4 %	$ 2,215.6	$ 263.8	14%	$ 1,951.8

Fiscal 2013 Net Revenue Compared to Fiscal 2012 Net Revenue

License and Other Revenue

License and other revenue is comprised of two components: all forms of product license revenue and other revenue. Product license revenue includes: software license revenue from the sale of new seat licenses, upgrades, product revenue for

Creative Finishing and revenue from on-demand software and services. Other revenue includes revenue from consulting, training, Autodesk Developers Network and Creative Finishing customer support, and is recognized over time, as the services are performed.

Total license and other revenue increased 2% during fiscal 2013 as compared to fiscal 2012. This increase was primarily due to the 6% increase in revenue from commercial new seat licenses during fiscal 2013 as compared to fiscal 2012. During fiscal 2013, all of the 6% increase was due to the increase in the number of seats sold. Average net revenue per seat was flat in fiscal 2013 as compared to fiscal 2012. Commercial new seat revenue, as a percentage of license and other revenue, was 69% for fiscal 2013 and 67% for fiscal 2012.

Offsetting the increase in commercial new seat license revenue during fiscal 2013, as compared to fiscal 2012, was the 3% decrease in upgrade revenue. Upgrade revenue decreased during fiscal 2013 in comparison to fiscal 2012 primarily due to more successful upgrade promotions run during fiscal 2012 than in fiscal 2013.

Backlog related to current software license product orders that had not shipped at the end of the quarter decreased by $7.1 million during fiscal 2013 from $27.1 million at January 31, 2012 to $20.0 million at January 31, 2013. Backlog from current software license product orders that we have not yet shipped consists of orders for currently available licensed software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period.

Revenue from the sales of our services, training and support, included in "License and other revenue," represented less than 5% of net revenue for all periods presented.

Maintenance Revenue

Our maintenance revenue relates to a program known by our user community as the Subscription Program. Our maintenance program provides our commercial and educational customers with a cost effective and predictable budgetary option to obtain the productivity benefits of our new releases and enhancements when and if released during the term of their contracts. Under our maintenance program, customers are eligible to receive unspecified upgrades when and if available, downloadable training courses and online support. We recognize maintenance revenue ratably over the maintenance contract periods.

Maintenance revenue increased 7% during fiscal 2013, as compared to fiscal 2012, primarily due to a 7% increase in commercial maintenance revenue. The 7% increase in commercial maintenance revenue was due to a 6 percentage point increase in commercial enrollment during the corresponding maintenance contract term and a 1 percentage point increase in average net revenue per maintenance seat. Commercial maintenance revenue represented 98% of maintenance revenue for both fiscal 2013 and 2012.

Changes in maintenance revenue lag changes in net billings for maintenance contracts because we recognize the revenue from those contracts ratably over their contract terms. The term of our maintenance contracts is predominantly one year but may be two or three years or occasionally as long as five years. Net maintenance billings increased 4% during fiscal 2013 as compared to fiscal 2012. Net maintenance billings increased due to early maintenance renewals in advance of a price increase and due to new multi-year maintenance contracts.

Our deferred revenue balance at January 31, 2013 and January 31, 2012 was $834.6 million and $719.2 million, respectively, primarily related to customer maintenance contracts, which will be recognized as revenue ratably over the life of the contracts.

Net Revenue by Geographic Area

Net revenue in the Americas geography increased by 5% both as reported and on a constant currency basis, during fiscal 2013, as compared to fiscal 2012. This increase was primarily due to an 8% increase in maintenance revenue during fiscal 2013 as compared to fiscal 2012. Revenue from new seats was flat during fiscal 2013 as compared to fiscal 2012. The increase in our revenue in this geography was led by the U.S. and Canada.

Net revenue in the EMEA geography increased by 1%, or 3% on a constant currency basis, during fiscal 2013 as compared to fiscal 2012. The increase was primarily due to a 5% increase in maintenance revenue, partially offset by a 6% decrease in new seat revenue. The increase in our revenue in this geography was led by Ireland, Finland and Germany, partially offset by a decrease in revenue from Sweden and the United Kingdom.

Net revenue in the APAC geography increased by 9%, or 8% on a constant currency basis, during fiscal 2013, as compared to fiscal 2012, primarily due to an 18% increase in new seat revenue and a 12% increase in maintenance revenue. Net revenue expansion in the APAC geography during fiscal 2013 was led by Japan, followed by China and South Korea.

Net revenue in emerging economies decreased by 4%, or 2% on a constant currency basis, during fiscal 2013 as compared to fiscal 2012, primarily due to a decrease in revenue from Brazil, Poland and India, partially offset by an increase in revenue from China. Revenue from emerging economies represented 14% of net revenue for fiscal 2013 and 16% for fiscal 2012.

International net revenue represented 71% and 72% of our net revenue in fiscal 2013 and fiscal 2012, respectively. We believe that international revenue will continue to comprise a majority of our total net revenue. Unfavorable economic conditions in the countries that contribute a significant portion of our net revenue, including in emerging economies, may have an adverse effect on our business in those countries and our overall financial performance. Changes in the value of the U.S. dollar relative to other currencies have significantly affected, and could continue to significantly affect, our financial results for a given period even though we hedge a portion of our current and projected revenue. Additionally, the U.S. credit-rating downgrade and weak global economic conditions that have been characterized by restructuring of sovereign debt, high unemployment, and volatility in the financial markets may impact our future financial results.

Net Revenue by Operating Segment

We have four reportable segments: PSEB, AEC, MFG and M&E. We have no material inter-segment revenue.

Net revenue for PSEB, which includes our Autodesk Design Suite, increased 2% during fiscal 2013, as compared to fiscal 2012, primarily due to a 4% increase in revenue from our flagship AutoCAD and AutoCAD LT products.

Net revenue for AEC increased 11% during fiscal 2013, as compared to fiscal 2012, primarily due to a 26% increase in revenue from our AEC suites, which includes our Autodesk Building Design Suite.

Net revenue for MFG increased 6% during fiscal 2013, as compared to fiscal 2012, primarily due to an 8% increase in revenue from our MFG suites, which includes the Autodesk Product Design Suite.

Net revenue for M&E decreased 10% during fiscal 2013, as compared to fiscal 2012, primarily due to an 8% decrease in revenue from our Animation product group, which includes our Autodesk Entertainment Creation Suite, and a 16% decrease in revenue from Creative Finishing. The decrease in Animation revenue was primarily due to a 22% decrease in revenue from our flagship product, 3Ds Max, partially offset by a 26% increase in revenue from our animation suites, which includes our Autodesk Entertainment Creation Suite. The overall decrease in M&E revenue is related to a general decrease in the M&E industry end-market demand, as well as the inclusion of our M&E products in other Autodesk industry suites.

Fiscal 2012 Net Revenue Compared to Fiscal 2011 Net Revenue

License and Other Revenue

License and other revenue is comprised of two components: all forms of product license revenue and other revenue. Product license revenue includes: software license revenue from the sale of new seat licenses, upgrades, product revenue for Creative Finishing and revenue from on-demand software and services. Other revenue includes revenue from consulting, training, Autodesk Developers Network and Creative Finishing customer support, and is recognized over time, as the services are performed.

Total license and other revenue increased 16% during fiscal 2012 as compared to fiscal 2011 primarily due to a 16% increase in revenue from commercial new seat licenses. During fiscal 2012, 13 percentage points of the 16% increase was due to an increase in the number of seats sold, and 3 percentage points was due to an increase in the average net revenue per seat. Commercial new seat revenue, as a percentage of license and other revenue, was 67% for both fiscal 2012 and 2011.

Also contributing to the increase in license and other revenue during fiscal 2012, as compared to fiscal 2011, was a 14% increase in upgrade revenue. Upgrade revenue increased during fiscal 2012 in comparison to fiscal 2011 primarily due to an ACAD LT upgrade promotion during the first quarter of fiscal 2012, an increase in large enterprise transactions, customers migrating from stand-alone products to suites and a promotion that was run related to the education solutions suites.

Backlog related to current software license product orders that had not shipped at the end of the quarter decreased by $0.4 million during fiscal 2012 from $27.5 million at January 31, 2011 to $27.1 million at January 31, 2012. Backlog from current software license product orders that we have not yet shipped consists of orders for currently available licensed software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period.

Revenue from the sales of our services, training and support, included in "License and other revenue," represented less than 5% of net revenue for all periods presented.

Maintenance Revenue

Our maintenance revenue relates to a program known by our user community as the Subscription Program. Our maintenance program provides our commercial and educational customers with a cost effective and predictable budgetary option to obtain the productivity benefits of our new releases and enhancements when and if released during the term of their contracts. Under our maintenance program, customers are eligible to receive unspecified upgrades when and if available, downloadable training courses and online support. We recognize maintenance revenue ratably over the maintenance contract periods.

Maintenance revenue increased 10% during fiscal 2012, as compared to fiscal 2011, primarily due to a 10% increase in commercial maintenance revenue. The 10% increase in commercial maintenance revenue was due to an 8 percentage point increase in commercial enrollment during the corresponding maintenance contract term and a 2 percentage point increase in net revenue per maintenance seat. Commercial maintenance revenue represented 98% of maintenance revenue for both fiscal 2012 and 2011.

Changes in maintenance revenue lag changes in net billings for maintenance contracts because we recognize the revenue from those contracts ratably over their contract terms. Our maintenance contracts are for a term of predominantly one year, but may be two or three year, or occasionally as long as five year, terms. Net maintenance billings increased 19% during fiscal 2012 as compared to fiscal 2011. This increase was due to an increase in maintenance renewals, new multi-year maintenance contracts, and the impact from the upgrade promotions mentioned above in "License and Other Revenue."

Our deferred revenue balance at January 31, 2012 and January 31, 2011 was $719.2 million and $587.9 million, respectively, related to customer maintenance contracts, which will be recognized as revenue ratably over the life of the contracts.

Net Revenue by Geographic Area

Net revenue in the Americas geography increased by 14% both as reported and on a constant currency basis, during fiscal 2012, as compared to fiscal 2011. This increase was primarily due to a 14% increase in revenue from new seats during fiscal 2012 as compared to fiscal 2011. Maintenance revenue increased 10% during fiscal 2012 as compared to fiscal 2011. The increase in our revenue in this geography was led by the U.S. and Canada.

Net revenue in the EMEA geography increased by 10% both as reported and on a constant currency basis, during fiscal 2012 as compared to fiscal 2011. The increase was primarily due to a 14% increase in new seat revenue and a 6% increase in maintenance revenue. The increase in our revenue in this geography was led by the Russian Federation, Belgium, United Kingdom and Germany.

Net revenue in the APAC geography increased by 19%, or 12% on a constant currency basis, during fiscal 2012, as compared to fiscal 2011, primarily due to a 20% increase in new seat revenue and a 21% increase in maintenance revenue. Net revenue expansion in the APAC geography during fiscal 2012 occurred in virtually all countries, led by Japan, followed by Australia and South Korea.

Net revenue in emerging economies increased by 16%, or 13% on a constant currency basis, during fiscal 2012 as compared to fiscal 2011, primarily due to revenue from the Russian Federation, India, Mexico, and Brazil. This growth was a significant factor in our international sales growth during fiscal 2012. Revenue from emerging economies represented 16% of net revenue for fiscal 2012 and 15% for fiscal 2011.

International net revenue represented 72% and 71% of our net revenue in fiscal 2012 and fiscal 2011, respectively. We believe that international revenue will continue to comprise a majority of our total net revenue. Unfavorable economic conditions in the countries that contribute a significant portion of our net revenue may have an adverse effect on our business in

those countries and our overall financial performance. Changes in the value of the U.S. dollar relative to other currencies have significantly affected, and could continue to significantly affect, our financial results for a given period even though we hedge a portion of our current and projected revenue. Additionally, the U.S. credit-rating downgrade and weak global economic conditions that have been characterized by restructuring of sovereign debt, high unemployment, and volatility in the financial markets may impact our future financial results.

Net Revenue by Operating Segment

We have four reportable segments: PSEB, AEC, MFG and M&E. We have no material inter-segment revenue. Note, we have conformed our explanation of the increases within the individual segments to align with current period presentation.

Net revenue for PSEB, which includes our Autodesk Design Suite, increased 16% during fiscal 2012, as compared to fiscal 2011, primarily due to a 11% increase in revenue from our flagship AutoCAD LT and AutoCAD products.

Net revenue for AEC increased 10% during fiscal 2012, as compared to fiscal 2011, primarily due to a 37% increase in revenue from our AEC suites, which includes our Autodesk Building Design Suite.

Net revenue for MFG increased 15% during fiscal 2012, as compared to fiscal 2011, primarily due to a 16% increase in revenue from our MFG suites, which includes the Autodesk Product Design Suite.

Net revenue for M&E increased 9% during fiscal 2012, as compared to fiscal 2011, primarily due to a 15% increase in revenue from our Animation product group, which includes our Autodesk Entertainment Creation Suite, offset by a 3% decrease in revenue from Creative Finishing. The increase in Animation revenue was primarily due to a 13% increase in revenue from our flagship Autodesk Maya products.

Cost of Revenue and Operating Expenses

Cost of Revenue

	Fiscal Year Ended January 31, 2013	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2012	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2011
		$	%		$	%	
				(in millions)			
Cost of revenue:							
License and other	$ 198.1	$ 11.0	6 %	$ 187.1	$ 24.9	15%	$ 162.2
Maintenance	40.4	(1.6)	(4)%	42.0	7.6	22%	34.4
	$ 238.5	$ 9.4	4 %	$ 229.1	$ 32.5	17%	$ 196.6
As a percentage of net revenue	10%			10%			10%

Cost of license and other revenue includes labor costs of order fulfillment and costs of fulfilling consulting and training services contracts and collaborative project management services contracts. Cost of license and other revenue also includes stock-based compensation expense, direct material and overhead charges, amortization of purchased technology, professional services fees and royalties. Direct material and overhead charges include the cost of hardware sold (mainly PC-based workstations for Creative Finishing in the M&E segment), costs associated with transferring our software to electronic media, printing of user manuals and packaging materials, and shipping and handling costs.

Cost of license and other revenue increased 6% during fiscal 2013, as compared to fiscal 2012, primarily due to an increase in cloud services-related expenses. Cost of license and other revenue increased 15% during fiscal 2012, as compared to fiscal 2011, primarily due to increased support costs and lower margin consulting engagements.

Cost of maintenance revenue includes labor costs of providing product support to our maintenance customers, including stock-based compensation expense for these employees, rent and occupancy, shipping and handling costs, and professional services fees. Cost of maintenance revenue decreased 4% during fiscal 2013 as compared to fiscal 2012 primarily due to an increase in electronic fulfillment. Cost of maintenance revenue increased 22% during fiscal 2012 as compared to fiscal 2011 due to an increase in maintenance support headcount and increased annual fulfillment costs related to supplying USB flash drives of our suites products.

Cost of revenue, at least over the near term, is affected by the volume and mix of product sales, mix of physical versus electronic fulfillment, fluctuations in consulting costs, amortization of purchased technology, new customer support offerings, royalty rates for licensed technology embedded in our products, and employee stock-based compensation expense.

We expect cost of revenue to increase in absolute dollars and slightly increase as a percentage of net revenue during fiscal 2014, as compared to fiscal 2013, primarily due to an increase in costs associated with meeting our major business initiatives.

Marketing and Sales

	Fiscal Year Ended January 31, 2013	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2012	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2011
		$	%		$	%	
				(in millions)			
Marketing and sales	$ 875.5	$ 32.9	4%	$ 842.6	$ 66.6	9%	$ 776.0
As a percentage of net revenue	38%			38%			40%

Marketing and sales expenses include salaries, bonuses, benefits, and stock-based compensation expense for our marketing and sales employees, and the expense of travel, entertainment and training for such personnel, and the costs of programs aimed at increasing revenue, such as advertising, trade shows and expositions, and various sales and promotional programs. Marketing and sales expenses also include labor costs of sales and order processing, sales and dealer commissions, rent and occupancy, and the cost of supplies and equipment.

Marketing and sales expenses increased 4% during fiscal 2013, as compared to fiscal 2012, primarily due to higher employee-related costs from salaries and fringe benefits and stock-based compensation primarily associated with increased headcount and merit increases in fiscal 2013. These costs were partially offset by a decrease in professional fees and advertising costs. Marketing and sales expenses increased 9% during fiscal 2012, as compared to fiscal 2011, primarily due to higher employee-related costs related to salaries and fringe benefits primarily associated with increased head count and the reinstatement of merit increases in fiscal 2012.

We expect to balance our need to invest in the marketing and sales of our products with our desire to actively manage our sales and marketing operating expenses. As a result, we expect marketing and sales expense to increase in absolute dollars but remain relatively consistent as a percentage of net revenue in fiscal 2014 as compared to fiscal 2013, primarily due to an increase in costs as we work towards meeting our major business initiatives.

Research and Development

	Fiscal Year Ended January 31, 2013	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2012	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2011
		$	%		$	%	
				(in millions)			
Research and development	$ 600.0	$ 33.5	6%	$ 566.5	$ 70.3	14%	$ 496.2
As a percentage of net revenue	26%			26%			25%

Research and development expenses, which are expensed as incurred, consist primarily of salaries, bonuses, benefits and stock-based compensation expense for research and development employees, and the expense of travel, entertainment and training for such personnel, rent and occupancy, and professional services, such as fees paid to software development firms and independent contractors.

Research and development expenses increased 6% during fiscal 2013, as compared to fiscal 2012, primarily due to an increase in stock-based compensation expense associated with the acquisition of Socialcam in the third quarter of fiscal 2013 and an increase in salaries and fringe benefits primarily due to merit increases in fiscal 2013. Research and development expenses increased 14% during fiscal 2012, as compared to fiscal 2011, primarily due to an increase in salaries and fringe benefits primarily associated with increased headcount and the reinstatement of merit increases in fiscal 2012 and an increase in professional service fees in fiscal 2012 as compared to fiscal 2011.

We expect research and development expense to increase in absolute dollars, but remain relatively consistent as a percentage of net revenue during fiscal 2014, as compared to fiscal 2013, as we continue to invest in product development in fiscal 2014.

General and Administrative

	Fiscal Year Ended January 31, 2013	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2012	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2011
		$	%		$	%	
				(in millions)			
General and administrative	$ 248.4	$ 25.3	11%	$ 223.1	$ 22.3	11%	$ 200.8
As a percentage of net revenue	11%			10%			10%

General and administrative expenses include salaries, bonuses, benefits and stock-based compensation expense for our finance, human resources and legal employees, as well as professional fees for legal and accounting services, expenses related to our operating expense hedge activity, amortization of acquisition related customer relationships and trade names, and expense of travel, entertainment and training.

General and administrative expenses increased 11% from fiscal 2012 to fiscal 2013 primarily due to an increase in amortization of acquisition related customer relationships and trade names and fluctuations in our operating expense hedge activity in fiscal 2013. Also contributing to the increase was an increase in salaries primarily due to merit increases in fiscal 2013 as compared to fiscal 2012. General and administrative expenses increased 11% from fiscal 2011 to fiscal 2012, primarily due to an increase in amortization of acquisition related customer relationships and trade names and the increase in salaries primarily associated with increased head count and the reinstatement of merit increases in fiscal 2012.

We expect general and administrative expense to increase in absolute dollars but remain relatively consistent as a percentage of net revenue during fiscal 2014, as compared to fiscal 2013, primarily due to an increase in costs associated with supporting our major business initiatives.

Restructuring Charges (Benefits), Net

	Fiscal Year Ended January 31, 2013	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2012	Decrease compared to prior fiscal year		Fiscal Year Ended January 31, 2011
		$	%		$	%	
				(in millions)			
Restructuring charges (benefits), net	$ 43.9	$ 45.2	3,477%	$ (1.3)	$ (12.1)	(112)%	$ 10.8
As a percentage of net revenue	2%			— %			1%

During the third quarter of fiscal 2013, Autodesk initiated a restructuring plan that included a reduction in force and the consolidation of certain leased facilities. During fiscal 2013, Autodesk recorded a restructuring charge of $43.9 million. Of this amount, $40.6 million was recorded for one-time termination benefits and other costs and $3.3 million was recorded for facilities-related costs. These termination benefits and facility related liabilities have been substantially paid as of fiscal year ended January 31, 2013. See Note 15, "Restructuring Reserves," in Notes to Consolidated Financial Statements for further discussion.

Interest and Other Income, Net

The following table sets forth the components of interest and other income, net:

	Fiscal Year Ended January 31,		
	2013	2012	2011
	(in millions)		
Interest and investment income, net (1)	$ 4.9	$ 5.4	$ 8.9
Gain (loss) on foreign currency	1.2	(1.1)	(14.0)
(Loss) gain on strategic investments (1)	(4.0)	0.3	2.0
Other income	2.0	2.7	3.7
Interest and other income, net	$ 4.1	$ 7.3	$ 0.6

(1) For comparability, the presentation of the balances at January 31, 2012 and January 31, 2011 was adjusted to align to current year presentation.

Interest and other income, net, decreased $3.2 million during fiscal 2013, as compared to fiscal 2012, primarily due to a reduction in our net interest and investment income and losses incurred due to impairment of certain strategic investments. A loss on strategic investments occurs when a net reduction in valuation occurs or an impairment is recorded. Impairment results from the determination that the value of the investment is no longer recoverable.

The decrease in interest and investment income, net, during fiscal 2013 as compared to fiscal 2012 is primarily due to interest expense resulting from the issuance of $400.0 million aggregate principal amount of 1.95% senior notes due December 15, 2017 and $350.0 million aggregate principal amount of 3.6% senior notes due December 15, 2022, and a decrease in the fair value of our trading securities that are marked-to-market each period. Interest and investment income fluctuates based on average cash, marketable securities and debt balances, average maturities and interest rates.

Interest and other income, net, increased $6.7 million during fiscal 2012, as compared to fiscal 2011, primarily due to a reduction in foreign currency losses. These losses are due to the impact of re-measuring foreign currency transactions into the functional currency of the corresponding entity. The amount of gain (loss) on foreign currency is driven by the volume of foreign currency transactions and the foreign currency exchange rates for the period.

Provision for Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted rates expected to be in effect during the year in which the basis differences reverse.

Our effective tax rate was 20% and 21% during fiscal 2013 and fiscal 2012, respectively. Our effective tax rate decreased one percentage point from fiscal 2012 to fiscal 2013 due to lower state tax expense and various other items, offset in part by increased non-deductible stock-based compensation expense.

Our effective tax rate was 21% and 22% during fiscal 2012 and 2011, respectively. Our effective tax rate decreased one percentage point from fiscal 2011 to fiscal 2012 primarily due to an increase in tax benefits from foreign earnings taxed at different rates in fiscal 2012 compared to fiscal 2011, partially offset by tax benefits associated with closure of audits in fiscal 2011.

Our future effective tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the federal statutory rate, research credits, state income taxes, the tax impact of stock-based compensation, accounting for uncertain tax positions, business combinations, U.S. Manufacturer's deduction, closure of statute of limitations or settlement of tax audits, changes in valuation allowances and changes in tax laws including possible U.S. tax law changes that, if enacted, could significantly impact how U.S. multinational companies are taxed on foreign subsidiary earnings. A significant amount of our earnings is generated by our Europe and Asia Pacific subsidiaries. Our future effective tax rates may be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory tax rates or we repatriate certain foreign earnings on which U.S. taxes have not previously been provided.

At January 31, 2013, we had net deferred tax assets of $165.0 million. We believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize these assets.

For additional information regarding our income tax provision and reconciliation of our effective rate to the federal statutory rate of 35%, see Note 4, "Income Taxes," in the Notes to Consolidated Financial Statements.

Other Financial Information

In addition to our results determined under U.S. generally accepted accounting principles ("GAAP") discussed above, we believe the following non-GAAP measures are useful to investors in evaluating our operating performance. For the fiscal years ended January 31, 2013, 2012 and 2011, our gross profit, gross margin, income from operations, operating margin, net income and diluted earnings per share on a GAAP and non-GAAP basis were as follows (in millions except for gross margin, operating margin and per share data):

	January 31, 2013	January 31, 2012	January 31, 2011
		(Unaudited)	
Gross profit	$ 2,073.7	$ 1,986.5	$ 1,755.2
Non-GAAP gross profit	$ 2,118.6	$ 2,028.4	$ 1,790.0
Gross margin	90%	90%	90%
Non-GAAP gross margin	92%	92%	92%
Income from operations	$ 305.9	$ 355.6	$ 271.4
Non-GAAP income from operations	$ 587.9	$ 533.4	$ 418.8
Operating margin	13%	16%	14%
Non-GAAP operating margin	25%	24%	21%
Net income	$ 247.4	$ 285.3	$ 212.0
Non-GAAP net income (1)	$ 450.0	$ 405.4	$ 310.4
Diluted earnings per share	$ 1.07	$ 1.22	$ 0.90
Non-GAAP diluted earnings per share (1)	$ 1.94	$ 1.74	$ 1.32

(1) Effective in the second quarter of fiscal 2013, Autodesk began excluding gains and losses on strategic investments for purposes of its non-GAAP financial measures. Prior period non-GAAP interest and other income (expense), net, net income and earnings per share amounts have been revised to conform to the current period presentation.

For our internal budgeting and resource allocation process, we use non-GAAP measures to supplement our consolidated financial statements presented on a GAAP basis. These non-GAAP measures do not include certain items that may have a material impact upon our reported financial results. We use non-GAAP measures in making operating decisions because we believe those measures provide meaningful supplemental information regarding our earning potential. In addition, these non-GAAP financial measures facilitate comparisons to our historical results and operating guidance as well as that of competitors. We also use these measures for purposes of determining company-wide incentive compensation.

There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. The non-GAAP financial measures included above are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. The non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, GAAP financial measures. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

(In millions except for gross margin, operating margin and per share data):

	Fiscal Year Ended January 31,		
	2013	2012	2011
		(Unaudited)	
Gross profit	$ 2,073.7	$ 1,986.5	$ 1,755.2
Stock-based compensation expense	5.2	3.9	2.9
Amortization of purchased intangibles(1)	39.7	38.0	31.9
Non-GAAP gross profit	$ 2,118.6	$ 2,028.4	$ 1,790.0
Gross margin	90%	90%	90%
Stock-based compensation expense	—%	—%	—%
Amortization of purchased intangibles	2%	2%	2%
Non-GAAP gross margin	92%	92%	92%
Income from operations	$ 305.9	$ 355.6	$ 271.4
Stock-based compensation expense	156.3	108.8	80.7
Amortization of purchased intangibles(1)	81.8	70.3	55.9
Restructuring charges (benefits), net	43.9	(1.3)	10.8
Non-GAAP income from operations	$ 587.9	$ 533.4	$ 418.8
Operating margin	13%	16%	14%
Stock-based compensation expense	7%	5%	4%
Amortization of purchased intangibles(1)	3%	3%	3%
Restructuring charges (benefits), net	2%	—%	—%
Non-GAAP operating margin	25%	24%	21%
Net income	$ 247.4	$ 285.3	$ 212.0
Stock-based compensation expense	156.3	108.8	80.7
Amortization of purchased intangibles(1)	81.8	70.3	55.9
Restructuring charges (benefits), net	43.9	(1.3)	10.8
Loss (gain) on strategic investments(2)	4.0	(0.3)	(2.0)
Discrete tax provision items	(26.7)	(6.8)	(6.0)
Income tax effect of non-GAAP adjustments	(56.7)	(50.9)	(43.0)
Non-GAAP net income	$ 450.0	$ 405.1	$ 308.4
Diluted net income per share	$ 1.07	$ 1.22	$ 0.90
Stock-based compensation expense	0.67	0.47	0.34
Amortization of purchased intangibles(1)	0.36	0.30	0.24
Impairment of goodwill	—	—	—
Restructuring charges (benefits), net	0.18	(0.01)	0.05
Loss (gain) on strategic investments(2)	0.02	—	(0.01)
Discrete tax provision items	(0.12)	(0.03)	(0.03)
Income tax effect of non-GAAP adjustments	(0.24)	(0.21)	(0.18)
Non-GAAP diluted net income per share	$ 1.94	$ 1.74	$ 1.31

(1) Amortization of purchased intangibles includes amortization of purchased developed technology, customer relationships, and trade names for acquisitions subsequent to December 2005.

(2) Effective in the second quarter of fiscal 2013, Autodesk began excluding gains and losses on strategic investments for purposes of its non-GAAP financial measures. Prior period non-GAAP interest and other income (expense), net, net income and earnings per share amounts have been revised to conform to the current period presentation.

Our non-GAAP financial measures as set forth in the table above exclude the following:

Stock-based compensation expenses. We exclude stock-based compensation expenses from non-GAAP measures primarily because they are non-cash expenses and management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Amortization of purchased intangibles. We incur amortization of acquisition-related purchased intangible assets in connection with acquisitions of certain businesses and technologies. The amortization of purchased intangibles varies depending on the level of acquisition activity and management finds it useful to exclude these variable charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Goodwill impairment. This is a non-cash charge to write-down goodwill to fair value when there was an indication that the asset was impaired. As explained above, management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Restructuring charges (benefits), net. These expenses are associated with realigning our business strategies based on current economic conditions. In connection with these restructuring actions, we recognize costs related to termination benefits for former employees whose positions were eliminated, and the closure of facilities and cancellation of certain contracts. We exclude these charges because these expenses are not reflective of ongoing financial results in the current period.

Loss (gain) on strategic investments. We exclude gains and losses related to our strategic investments from our non-GAAP measures primarily because management finds it useful to exclude these variable gains and losses on these investments in assessing our financial results. Included in these amounts are non-cash unrealized gains and losses on the derivative components and realized gains and losses on the sale or losses on the impairment of these investments.

Establishment of a valuation allowance on certain net deferred tax assets. This is a non-cash charge to record a valuation allowance on certain deferred tax assets. As explained above, management finds it useful to exclude certain non-cash charges to assess the appropriate level of various cash expenses to assist in budgeting, planning and forecasting future periods.

Discrete tax items. We exclude the GAAP tax provision, including discrete items, from the non-GAAP measure of income, and include a non-GAAP tax provision based upon the projected annual non-GAAP effective tax rate. Discrete tax items include income tax expenses or benefits that do not relate to ordinary income from continuing operations in the current fiscal year, unusual or infrequently occurring items, or the tax impact of certain stock-based compensation. Examples of discrete tax items include, but are not limited to, certain changes in judgment and changes in estimates of tax matters related to prior fiscal years, certain costs related to business combinations, certain changes in the realizability of deferred tax assets or changes in tax law. Management believes this approach assists investors in understanding the tax provision and the effective tax rate related to ongoing operations.

Income tax effects on the difference between GAAP and non-GAAP costs and expenses. The income tax effects that are excluded from the non-GAAP measures relate to the tax impact on the difference between GAAP and non-GAAP costs and expenses, primarily due to stock-based compensation, purchased intangibles and restructuring for GAAP and non-GAAP measures.

Liquidity and Capital Resources

Our primary source of cash is from the sale of licenses to our products. Our primary use of cash is payment of our operating costs which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, facilities and overhead costs. In addition to operating expenses, we also use cash to invest in our growth initiatives, which include acquisitions of products, technology and businesses and to fund our stock repurchase program. See further discussion of these items below.

At January 31, 2013, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $2,365.4 million and net accounts receivable of $495.1 million.

In December 2012, we issued $400.0 million aggregate principal amount of 1.95% senior notes due December 15, 2017 and $350.0 million aggregate principal amount of 3.6% senior notes due December 15, 2022, (collectively, the "Senior Notes"). In addition, we have a line of credit facility that permits unsecured short-term borrowings of up to $400.0 million. This line of credit facility was entered into in May 2011 and expires in 2016. During fiscal 2013, we borrowed $110.0 million under the credit facility. In the fourth quarter of fiscal 2013, we re-paid the outstanding balance on our credit facility with a portion of the

net proceeds from the sale of the Senior Notes issued in December 2012. Borrowings under the credit facility and the remaining net proceeds from the offering of the Senior Notes are available for general corporate purposes.

Our cash and cash equivalents are held by diversified financial institutions globally. Our primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). In addition, Citibank is one of the lead lenders and agent in the syndicate of our $400.0 million line of credit.

The increase in our cash, cash equivalents and marketable securities to $2,365.4 million at January 31, 2013 from $1,604.1 million at January 31, 2012 is principally the proceeds from the issuance of our Senior Notes and the result of cash generated from operations. These increases to cash, cash equivalents and marketable securities were partially offset by cash used for repurchases of our common stock (net of stock issuance proceeds), acquisitions including business combinations and technology purchases, capital expenditures, and other investing activities.

The primary source for net cash provided by operating activities of $559.1 million for fiscal 2013 was net income of $247.4 million increased by the effect of non-cash expenses totaling $284.1 million associated with depreciation, amortization, accretion and stock-based compensation. In addition, net cash flow used by changes in operating assets and liabilities was $10.1 million. The primary source of working capital was an increase in deferred revenue due to higher maintenance billings for fiscal 2013 compared to fiscal 2012. The primary working capital uses of cash were increases in accounts receivable due to higher billings in fiscal 2013 compared to fiscal 2012. Our days sales outstanding in trade receivables was 74 at January 31, 2013 compared to 61 at January 31, 2012. The increase in days sales outstanding is due to higher billings in the last month of fiscal 2013 compared to the last month of fiscal 2012.

At January 31, 2013, our short-term investment portfolio had an estimated fair value of $342.1 million and a cost basis of $337.8 million. The portfolio fair value consisted of $123.0 million invested in commercial paper and corporate securities, $83.3 million invested in U.S treasury securities, $79.5 million invested in U.S. government agency securities, $35.3 million invested in mutual funds, $15.1 million invested in certificates of deposit and time deposits with remaining maturities at the date of purchase greater than 90 days and less than one year, $4.6 million invested in municipal securities, $1.0 million invested in sovereign debt and $0.3 million invested in other short-term securities.

At January 31, 2013, $35.3 million of trading securities were invested in a defined set of mutual funds as directed by the participants in our Deferred Compensation Plan (see Note 6, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion).

Long-term cash requirements for items other than normal operating expenses are anticipated for the following: the acquisition of businesses, software products, or technologies complementary to our business; stock repurchases; and capital expenditures, including the purchase and implementation of internal-use software applications.

Our strategy includes improving our product functionality and expanding our product offerings through internal development as well as through the acquisition of products, technology and businesses. Acquisitions often increase the speed at which we can deliver product functionality to our customers; however, they entail cost and integration challenges and may, in certain instances, negatively impact our operating margins. We continually review these trade-offs in making decisions regarding acquisitions. We currently anticipate that we will acquire products, technology and businesses as compelling opportunities become available. In fiscal 2013 and 2012, we increased spend on acquisitions in comparison to previous years, but our decision to acquire businesses or technology is dependent on our business needs, the availability of suitable sellers and technology, and our own financial condition.

Our cash, cash equivalent and marketable securities balances are concentrated in a few locations around the world, with substantial amounts held outside of the U.S. Certain amounts held outside the U.S. could be repatriated to the U.S. (subject to local law restrictions), but under current U.S. tax law, could be subject to U.S. income taxes less applicable foreign tax credits. We have provided for the U.S. income tax liability on foreign earnings, except for foreign earnings that are considered permanently reinvested outside the U.S. Our intent is that amounts related to foreign earnings permanently reinvested outside the U.S. will remain outside the U.S. and we will meet our U.S. liquidity needs through ongoing cash flows, external borrowings, or both. We regularly review our capital structure and consider a variety of potential financing alternatives and planning strategies to ensure we have the proper liquidity available in the locations in which it is needed.

Our existing cash, cash equivalents and investment balances may decline in fiscal 2013 in the event of a weakening of the global economy or changes in our planned cash outlay. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." However, based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations

and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next 12 months. Our existing credit facility at March 18, 2013 is $400.0 million of which we have no amounts outstanding. This credit facility is available for working capital and general corporate purposes. In addition, as of March 18, 2013, we have $750.0 million aggregate principal amount of Senior Notes outstanding.

Our revenue, earnings, cash flows, receivables and payables are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy uses foreign currency contracts to manage our exposure to foreign currency volatility that exists as part of our ongoing business operations. We use hedge contracts, such as cash flow hedges. to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. In addition, we use hedge contracts, such as balance sheet hedges, to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. As of January 31, 2013 and 2012, we had open cash flow and balance sheet related hedge contracts with future settlements within one to twelve months. Contracts were primarily denominated in euros, Japanese yen, Swiss francs, British pounds, Canadian dollars, and Australian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $438.2 million and $494.7 million at January 31, 2013 and 2012, respectively.

Contractual Obligations

The following table summarizes our significant financial contractual obligations at January 31, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	Fiscal 2014	Fiscal Years 2015-2016	Fiscal Years 2017-2018	Thereafter
			(in millions)		
Notes	$ 883.8	$ 20.4	$ 40.8	$ 433.9	$ 388.7
Operating lease obligations	289.3	58.9	98.4	68.8	63.2
Purchase obligations	48.7	44.7	4.0	—	—
Deferred compensation obligations	35.3	3.9	8.9	4.0	18.5
Pension obligations	19.0	2.3	4.2	4.1	8.4
Other obligations(1)	38.2	15.7	13.2	6.1	3.2
Total(2)	$ 1,314.3	$ 145.9	$ 169.5	$ 516.9	$ 482.0

(1) Other obligations include future sabbatical obligations and asset retirement obligations.

(2) This table generally excludes amounts already recorded on the balance sheet as current liabilities, certain purchase obligations as discussed below, long term deferred revenue and amounts related to income tax liabilities for uncertain tax positions, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities (see Note 4, "Income Taxes" to the Notes to Consolidated Financial Statements).

Notes consist of senior notes issued in December 2012. The notes consisted of $400.0 million aggregate principal amount of 1.95% senior notes due December 15, 2017 notes and $350.0 million aggregate principal amount of 3.6% senior notes due December 15, 2022.

Operating lease obligations consist primarily of obligations for facilities, net of sublease income, computer equipment and other equipment leases.

Purchase obligations are contractual obligations for purchase of goods or services and are defined as agreements that are enforceable and legally binding on Autodesk and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations relate primarily to hosting services agreements, IT infrastructure costs, and marketing costs.

Deferred compensation obligations relate to amounts held in a rabbi trust under our non-qualified deferred compensation plan. See Note 6, "Deferred Compensation," in our Notes to Consolidated Financial Statements for further information regarding this plan.

Pension obligations relate to our obligations for pension plans outside of the U.S. See Note 14, "Retirement Benefit Plans," in our Notes to Consolidated Financial Statements for further information regarding these obligations.

Purchase orders or contracts for the purchase of supplies and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. In addition, we have certain software royalty commitments associated with the shipment and licensing of certain products.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We provide indemnifications of varying scopes and certain guarantees, including limited product warranties. Historically, costs related to these warranties and indemnifications have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

Issuer Purchases of Equity Securities

Autodesk's stock repurchase program is largely to help offset the dilution from the issuance of stock under our employee stock plans and for such other purposes as may be in the interests of Autodesk and its stockholders, and has the effect of returning excess cash generated from our business to stockholders. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the volume of employee stock option exercises, stock issuance, the trading price of our common stock, cash on hand and available in the U.S., and company defined trading windows. During the three and twelve months ended January 31, 2013, we repurchased 2.6 million and 12.5 million shares of our common stock, respectively. At January 31, 2013, 32.2 million shares remained available for repurchase under the existing repurchase authorizations. This program does not have a fixed expiration date. See Note 9, "Stockholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

Off-Balance Sheet Arrangements

As of January 31, 2013, we did not have any significant off-balance sheet arrangements other than operating leases, as defined in Item 303(a)(4)(ii) of Regulation S-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our revenue, earnings, cash flows, receivables and payables are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy uses foreign currency contracts to manage our exposure to foreign currency volatility that exists as part of our ongoing business operations. We use cash flow hedge contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. In addition, we use balance sheet hedge contracts to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. As of January 31, 2013 and 2012, we had open cash flow and balance sheet hedge contracts with future settlements within one to twelve months. Contracts were primarily denominated in euros, Japanese yen, Swiss francs, British pounds, Canadian dollars, and Australian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $438.2 million and $494.7 million at January 31, 2013 and 2012, respectively.

We use foreign currency contracts to reduce the exchange rate impact on the net revenue and operating expenses of certain anticipated transactions. A sensitivity analysis performed on our hedging portfolio as of January 31, 2013 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2013 and 2012 would increase the fair value of our foreign currency contracts by $29.6 million and $45.3 million, respectively. A hypothetical 10% depreciation of the dollar from its value at January 31, 2013 and 2012 would decrease the fair value of our foreign currency contracts by $33.1 million and $24.3 million, respectively.

Interest rate risk

Interest rate movements affect both the interest income we earn on our short term investments and the market value of certain longer term securities. At January 31, 2013, we had $2,007.0 million of cash equivalents and marketable securities,

including $342.1 million classified as short-term marketable securities and $411.1 million classified as long-term marketable securities. If interest rates were to move up or down by 50 and 100 basis points over a twelve month period, the market value change of our marketable securities would be $4.9 million and $9.8 million, respectively.

Other Market Risk

From time to time we make direct investments in privately held companies. The privately held companies in which we invest are considered inherently risky. The technologies and products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of all or a substantial part of our initial investment in these companies. The evaluation of privately held companies is based on information that we request from these companies, which is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Fiscal year ended January 31,		
	2013	2012	2011
	(in millions, except per share data)		
Net revenue:			
License and other	$ 1,390.6	$ 1,357.6	$ 1,172.1
Maintenance	921.6	858.0	779.7
Total net revenue	2,312.2	2,215.6	1,951.8
Cost of revenue:			
Cost of license and other revenue	198.1	187.1	162.2
Cost of maintenance revenue	40.4	42.0	34.4
Total cost of revenue	238.5	229.1	196.6
Gross profit	2,073.7	1,986.5	1,755.2
Operating expenses:			
Marketing and sales	875.5	842.6	776.0
Research and development	600.0	566.5	496.2
General and administrative	248.4	223.1	200.8
Restructuring charges (benefits)	43.9	(1.3)	10.8
Total operating expenses	1,767.8	1,630.9	1,483.8
Income from operations	305.9	355.6	271.4
Interest and other income, net	4.1	7.3	0.6
Income before income taxes	310.0	362.9	272.0
Provision for income taxes	(62.6)	(77.6)	(60.0)
Net income	$ 247.4	$ 285.3	$ 212.0
Basic net income per share	$ 1.09	$ 1.25	$ 0.93
Diluted net income per share	$ 1.07	$ 1.22	$ 0.90
Weighted average shares used in computing basic net income per share	226.4	227.7	227.6
Weighted average shares used in computing diluted net income per share	231.7	233.3	234.2

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Fiscal year ended January 31,		
	2013	2012	2011
		(in millions)	
Net income	$ 247.4	$ 285.3	$ 212.0
Other comprehensive (loss) income, net of tax and reclassifications:			
Net (loss) gain on derivative instruments	(6.4)	10.0	(3.1)
Change in net unrealized gain on available-for-sale securities,	2.0	0.2	0.9
Change in unfunded portion of pension plans	(6.1)	1.2	(3.9)
Net change in cumulative foreign currency translation (loss) gain	(1.1)	(4.9)	9.0
Total other comprehensive (loss) income	(11.6)	6.5	2.9
Total comprehensive income	$ 235.8	$ 291.8	$ 214.9

See accompanying Notes to Consolidated Financial Statements.

2013 Annual Report

AUTODESK, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per share data)

	January 31, 2013	January 31, 2012
	(in millions, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,612.2	$ 1,156.9
Marketable securities	342.1	254.4
Accounts receivable, net	495.1	395.1
Deferred income taxes	42.2	30.1
Prepaid expenses and other current assets	60.8	59.4
Total current assets	2,552.4	1,895.9
Marketable securities	411.1	192.8
Computer equipment, software, furniture and leasehold improvements, net	114.9	104.5
Purchased technologies, net	76.0	84.6
Goodwill	871.5	682.4
Deferred income taxes, net	122.8	135.8
Other assets	159.7	131.8
	$ 4,308.4	$ 3,227.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 94.2	$ 89.3
Accrued compensation	189.6	183.9
Accrued income taxes	13.9	14.4
Deferred revenue	647.0	582.3
Other accrued liabilities	99.0	84.2
Total current liabilities	1,043.7	954.1
Deferred revenue	187.6	136.9
Long term income taxes payable	194.2	174.8
Long term notes payable, net of discount	745.6	—
Other liabilities	94.1	79.1
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; shares authorized 2.0; none issued or outstanding at January 31, 2013 and 2012	—	—
Common stock and additional paid-in capital, $0.01 par value; shares authorized 750.0; 223.6 outstanding at January 31, 2013 and 225.9 outstanding at January 31, 2012	1,449.8	1,365.4
Accumulated other comprehensive (loss) income	(5.7)	5.9
Retained earnings	599.1	511.6
Total stockholders' equity	2,043.2	1,882.9
	$ 4,308.4	$ 3,227.8

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal year ended January 31,		
	2013	2012	2011
		(in millions)	
Operating Activities			
Net income	$ 247.4	$ 285.3	$ 212.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	127.8	115.5	105.4
Stock-based compensation expense	156.3	108.8	80.7
Excess tax benefits from stock-based compensation	(12.9)	(31.5)	—
Restructuring charges (benefits), net	43.9	(1.3)	10.8
Other operating activities	6.7	(0.3)	(2.0)
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable	(98.1)	(71.8)	(40.7)
Deferred income taxes	(28.3)	(33.8)	(2.1)
Prepaid expenses and other current assets	0.1	17.7	(12.9)
Accounts payable and accrued liabilities	(28.3)	2.9	85.7
Deferred revenue	113.3	129.6	71.5
Accrued income taxes	31.2	52.4	32.4
Net cash provided by operating activities	559.1	573.5	540.8
Investing Activities			
Purchases of marketable securities	(1,397.7)	(614.2)	(507.2)
Sales of marketable securities	332.9	149.5	135.3
Maturities of marketable securities	764.8	409.6	275.4
Acquisitions, net of cash acquired	(263.7)	(221.7)	(13.5)
Capital expenditures	(56.4)	(63.0)	(28.3)
Other investing activities	(27.1)	(30.5)	(4.0)
Net cash used in investing activities	(647.2)	(370.3)	(142.3)
Financing Activities			
Proceeds from issuance of common stock, net of issuance costs	220.2	176.1	120.9
Repurchases of common stock	(431.2)	(327.4)	(280.3)
Draws on line of credit	110.0	—	—
Proceeds from debt, net of discount	745.6	—	—
Repayments of line of credit	(110.0)	—	—
Excess tax benefits from stock-based compensation	12.9	31.5	—
Other financing activities	(6.1)	—	—
Net cash provided by (used in) financing activities	541.4	(119.8)	(159.4)
Effect of exchange rate changes on cash and cash equivalents	2.0	(1.6)	(2.7)
Net increase in cash and cash equivalents	455.3	81.8	236.4
Cash and cash equivalents at beginning of fiscal year	1,156.9	1,075.1	838.7
Cash and cash equivalents at end of fiscal year	$ 1,612.2	$ 1,156.9	$ 1,075.1
Supplemental cash flow information:			
Cash paid during the year for interest	$ 0.4	$ —	$ —
Net cash paid during the year for income taxes	$ 59.7	$ 63.0	$ 32.5

See accompanying Notes to Consolidated Financial Statements.

2013 Annual Report

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)

	Common stock and additional paid-in capital		Accumulated other comprehensive (loss) income	Retained earnings	Total stockholders' equity
	Shares	Amount			
Balances, January 31, 2010	228.9	$ 1,204.3	$ (3.5)	$ 272.7	$ 1,473.5
Common shares issued under stock plans	7.1	120.9	—	—	120.9
Stock-based compensation expense	—	80.7	—	—	80.7
Tax benefits from employee stock plans	—	(0.4)	—	—	(0.4)
Net income	—	—	—	212.0	212.0
Other comprehensive income	—	—	2.9	—	2.9
Repurchase and retirement of common shares	(9.0)	(138.3)	—	(142.0)	(280.3)
Balances, January 31, 2011	227.0	1,267.2	(0.6)	342.7	1,609.3
Common shares issued under stock plans	8.6	176.1	—	—	176.1
Stock-based compensation expense	—	108.8	—	—	108.8
Tax benefits from employee stock plans	—	24.3	—	—	24.3
Net income	—	—	—	285.3	285.3
Other comprehensive income	—	—	6.5	—	6.5
Repurchase and retirement of common shares	(9.7)	(211.0)	—	(116.4)	(327.4)
Balances, January 31, 2012	225.9	1,365.4	5.9	511.6	1,882.9
Common shares issued under stock plans	10.2	220.2	—	—	220.2
Stock-based compensation expense	—	139.8	—	—	139.8
Tax benefits from employee stock plans	—	(4.3)	—	—	(4.3)
Net income	—	—	—	247.4	247.4
Other comprehensive loss	—	—	(11.6)	—	(11.6)
Repurchase and retirement of common shares	(12.5)	(271.3)	—	(159.9)	(431.2)
Balances, January 31, 2013	223.6	$ 1,449.8	$ (5.7)	$ 599.1	$ 2,043.2

See accompanying Notes to Consolidated Financial Statements.

1. Business and Summary of Significant Accounting Policies

Business

Autodesk, Inc. ("Autodesk" or the "Company") is a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. The Company serves customers in the architecture, engineering and construction; manufacturing; and digital media and entertainment industries. The Company's sophisticated software products enable its customers to experience their ideas before they are real by allowing them to imagine, design, and create their ideas and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities allow Autodesk's customers to optimize and improve their designs, help save time and money, improve quality and foster innovation. Autodesk software products are sold globally, both directly to customers and through a network of resellers and distributors.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Autodesk and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in Autodesk's consolidated financial statements and notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ materially from these estimates.

Examples of significant estimates and assumptions made by management involve the determination of the fair value of acquired assets and liabilities, goodwill, financial instruments, long-lived assets and other intangible assets, the realizability of deferred tax assets and the fair value of stock awards (see "Stock-based Compensation Expense" within this Note 1 and Note 3 "Employee and Director Stock Plans" for further discussion). The Company also makes assumptions, judgments and estimates in determining the accruals for uncertain tax positions, variable compensation, partner incentive programs, product returns reserves, allowances for doubtful accounts, asset retirement obligations and legal contingencies.

Foreign Currency Translation

The assets and liabilities of Autodesk's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at weighted average rates during the period. Foreign currency translation adjustments are recorded as other comprehensive income (loss).

Gains and losses realized from foreign currency transactions, those transactions denominated in currencies other than the foreign subsidiary's functional currency, are included in interest and other income, net.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds, Canadian dollars, and Australian dollars. These instruments have maturities between one to 12 months in the future. Autodesk does not enter into any derivative instruments for trading or speculative purposes.

The bank counterparties in all contracts expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on Autodesk's on-going assessment of counterparty risk, the Company will adjust its exposure to various

counterparties. Autodesk generally enters into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. However, Autodesk does not have any master netting arrangements in place with collateral features.

Autodesk accounts for its derivative instruments as either assets or liabilities on the balance sheet and carries them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. Derivatives that do not qualify for hedge accounting are adjusted to fair value through earnings. See Note 2, "Financial Instruments" for information regarding Autodesk's hedging activities.

Cash and Cash Equivalents

Autodesk considers all highly liquid investments with insignificant interest rate risk and remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable Securities

Marketable securities are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets.

Autodesk determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Autodesk carries all "available-for-sale securities" at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity. Autodesk carries all "trading securities" at fair value, with unrealized gains and losses, recorded in "Interest and other income, net" in the Company's Consolidated Statements of Operations.

All of Autodesk's marketable securities are subject to a periodic impairment review. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Autodesk considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Autodesk's cost basis, the financial condition and near-term prospects of the investee, and Autodesk's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market value. Autodesk did not record any other-than temporary impairment charges during fiscal years ended 2013, 2012 and 2011. For additional information, see "Concentration of Credit Risk" within this Note 1 and Note 2, "Financial Instruments."

Accounts Receivable, Net

Accounts receivable, net, consisted of the following as of January 31:

	2013	2012
Trade accounts receivable (1)	$ 531.1	$ 432.5
Less: Allowance for doubtful accounts (1)	(5.6)	(5.4)
Product returns reserve	(4.9)	(5.8)
Partner programs and other obligations (1)	(25.5)	(26.2)
Accounts receivable, net	$ 495.1	$ 395.1

(1) For comparability, the presentation of the balances at January 31, 2012 was adjusted to align to current year presentation.

Allowances for uncollectible trade receivables are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

The product returns reserves are based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors.

Partner program and other obligations are primarily related to partner incentives that use quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period.

Concentration of Credit Risk

Autodesk places its cash, cash equivalents and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and limits the amounts invested with any one institution, type of security and issuer.

Geographical concentrations of consolidated cash, cash equivalents and marketable securities held by Autodesk as of January 31:

	2013	2012
United States	29%	11%
Other Americas	1%	1%
Europe, Middle East and Africa ("EMEA")	38%	51%
Asia Pacific ("APAC")	32%	37%

Autodesk's primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). The Company's cash and cash equivalents are held by diversified financial institutions globally. Citicorp USA, Inc., an affiliate of Citibank, is one of the lead lenders and agent in the syndicate of Autodesk's $400.0 million line of credit facility.

Autodesk's accounts receivable are derived from sales to a large number of resellers, distributors and direct customers in the Americas; EMEA; and APAC geographies. Autodesk performs ongoing evaluations of these partners' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral from such parties. Total sales to the Company's largest distributor Tech Data Corporation, and its global affiliates ("Tech Data"), accounted for 23%, 17% and 16% of Autodesk's net revenue for fiscal years ended 2013, 2012 and 2011, respectively. The majority of the net revenue from sales to Tech Data relates to Autodesk's Platform Solutions and Emerging Business ("PSEB") segment and is for sales made outside of the United States. In addition, Tech Data accounted for 23% and 21% of trade accounts receivable at January 31, 2013 and 2012, respectively. In October 2011, Tech Data purchased certain assets of Mensch and Maschine Software ("MuM"), which had been a distributor of Autodesk's products in Europe. The acquisition concentrated additional sales through Tech Data, which on a consolidated basis would have accounted for 21% and 22% of Autodesk's net revenue for fiscal years 2012 and 2011, if the acquisition had taken place at the beginning of fiscal 2011.

Computer Equipment, Software, Furniture and Leasehold Improvements, Net

Computer equipment, software and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. Depreciation expense was $45.6 million in fiscal 2013, $43.7 million in fiscal 2012 and $47.6 million in fiscal 2011.

Computer equipment, software, furniture, leasehold improvements and the related accumulated depreciation at January 31 were as follows:

	2013	2012
Computer hardware, at cost	$ 152.3	$ 153.3
Computer software, at cost	95.1	133.5
Leasehold improvements, land and buildings, at cost	152.4	139.5
Furniture and equipment, at cost	46.0	47.7
Computer software, hardware, leasehold improvements, furniture and equipment, at cost	445.8	474.0
Less: Accumulated depreciation	(330.9)	(369.5)
Computer software, hardware, leasehold improvements, furniture and equipment, net	$ 114.9	$ 104.5

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. These capitalized costs are amortized over the software's expected useful life, which is generally three years. During fiscal 2013, Autodesk wrote-off $83.9 million of fully depreciated assets.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. Autodesk defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized and generally amortized over a one year period, if material. Autodesk had no capitalized software development costs at January 31, 2013 and January 31, 2012.

Other Intangible Assets, Net

Other intangible assets include purchased technologies, customer relationships, trade names and the related accumulated amortization. These assets are shown as "Purchased technologies, net" and as part of "Other assets" in the Consolidated Balance Sheet. The majority of Autodesk's other intangible assets are amortized to expense over the estimated economic life of the product, which ranges from one to ten years. Amortization expense for purchased technologies, customer relationships, trade names, patents, and user lists was $82.0 million in fiscal 2013, $71.8 million in fiscal 2012 and $57.8 million in fiscal 2011.

Other intangible assets and related accumulated amortization at January 31 were as follows:

	2013	2012
Purchased technologies, at cost(1)	$ 431.0	$ 400.5
Customer relationships, trade names, patents, and user lists, at cost(2)	259.5	215.3
	690.5	615.8
Less: Accumulated amortization	(546.3)	(467.0)
Other intangible assets, net	$ 144.2	$ 148.8

(1) Beginning in fiscal 2013, the purchased technologies balances are presented gross. Previously, Autodesk reported the cost and amortization balance for purchased technologies net of fully amortized intangible assets. For comparability, the presentation of the purchased technologies cost and amortization balances at January 31, 2012 were adjusted to align to current year presentation.

(2) Included as a net balance in "Other assets" in the Consolidated Balance Sheet. Customer relationships and trade names include the effects of foreign currency translation.

The weighted average amortization period for purchased technologies, customer relationships and trade names during fiscal 2013 was 4.9 years. Expected future amortization expense for purchased technologies, customer relationships and trade names for each of the fiscal years ended thereafter is as follows:

	Fiscal Year ended January 31,
2014	$ 72.8
2015	45.0
2016	18.6
2017	4.9
2018	1.1
Thereafter	1.1
Total	$ 143.5

Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Autodesk assigns goodwill to the reportable segment associated with each business combination, and tests goodwill for impairment annually in its fourth fiscal quarter or more often if circumstances indicate a potential impairment. For purposes of the goodwill impairment test, a reporting unit is an operating segment or one level below. Autodesk's operating segments are aligned with the management principles of Autodesk's business.

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2011-08 regarding Accounting Standards Codification ("ASC") Topic 350 "Intangibles – Goodwill and Other. Autodesk adopted the provisions of ASU 2011-08 for its annual goodwill impairment test performed in the fourth quarter of fiscal 2013. This update gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step goodwill impairment test mandated prior to the update. Companies are not required to perform the qualitative assessment and may instead proceed directly to the first step of the two-part test.

In performing the qualitative assessments, Autodesk must consider events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting unit's net assets and changes in the price of Autodesk's common stock. If, after assessing the totality of events or circumstances, it is determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then the two-step goodwill impairment test is not performed.

If the two-step impairment test is necessary, Autodesk uses discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on Autodesk's conclusion as to whether goodwill is impaired, or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. The value of Autodesk's goodwill could also be impacted by future adverse changes such as: (i) declines in Autodesk's actual financial results, (ii) a sustained decline in Autodesk's market capitalization, (iii) significant slowdown in the worldwide economy or the industries Autodesk serves, or (iv) changes in Autodesk's business strategy or internal financial results forecasts.

For the fiscal 2013 annual goodwill impairment testing, Autodesk had four reporting units: PSEB, Manufacturing ("MFG"), Architecture, Engineering and Construction ("AEC") and Media and Entertainment ("M&E"). Autodesk assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of Autodesk's PSEB, MFG, and AEC reporting units was less than the reporting units' carrying amount. Autodesk determined, after assessing the totality of the events and circumstances described above, that it was more likely than not that the fair value of each of the PSEB, MFG, and AEC reporting units was greater than the carrying amount for such reporting unit. Accordingly, there was no indication of impairment and the two-step goodwill impairment test was not performed for these reporting units.

For the M&E reporting unit, Autodesk deemed the two-step impairment test was necessary and used a discounted cash flow model which included assumptions regarding projected cash flows. Based on this testing, Autodesk determined that there was no impairment of goodwill for the M&E reporting unit during the year ended January 31, 2013. In addition, Autodesk did not recognize any goodwill impairment losses in fiscal 2012 or 2011.

The change in the carrying amount of goodwill during the year ended January 31, 2013 is as follows:

	Platform Solutions and Emerging Business	Architecture, Engineering and Construction	Manufacturing	Media and Entertainment	Total
Balance as of January 31, 2012					
Goodwill	$ 76.6	$ 247.7	$ 323.3	$ 184.0	$ 831.6
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	76.6	247.7	323.3	34.8	682.4
Vela Systems	—	57.6	—	—	57.6
Socialcam	23.0	—	—	—	23.0
Qontext	24.0	—	—	—	24.0
PI-VR	—	—	36.8	—	36.8
Goodwill acquired from other acquisitions	5.6	4.3	29.2	7.0	46.1
Effect of foreign currency translation, purchase accounting adjustments and other	0.3	0.7	0.6	—	1.6
Balance as of January 31, 2013					
Goodwill	129.5	310.3	389.9	191.0	1,020.7
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	$ 129.5	$ 310.3	$ 389.9	$ 41.8	$ 871.5

The change in the carrying amount of goodwill during the year ended January 31, 2012 is as follows:

	Platform Solutions and Emerging Business	Architecture, Engineering and Construction	Manufacturing	Media and Entertainment	Total
Balance as of January 31, 2011					
Goodwill	$ 45.3	$ 224.2	$ 279.1	$ 154.7	$ 703.3
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	45.3	224.2	279.1	5.5	554.1
Scaleform acquisition	—	—	—	22.6	22.6
Blue Ridge acquisition	—	—	22.3	—	22.3
Instructables acquisition	24.4	—	—	—	24.4
Micro Application Packages Limited acquisition	—	12.7	—	—	12.7
T-Splines acquisition	—	—	19.8	—	19.8
Goodwill acquired from other acquisitions	7.6	12.0	2.0	6.7	28.3
Effect of foreign currency translation, purchase accounting adjustments and other	(0.7)	(1.2)	0.1	—	(1.8)
Balance as of January 31, 2012					
Goodwill	76.6	247.7	323.3	184.0	831.6
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	$ 76.6	$ 247.7	$ 323.3	$ 34.8	$ 682.4

Purchase accounting adjustments reflect revisions made to the Company's preliminary purchase price allocations during fiscal 2013 and 2012.

Impairment of Long-Lived Assets

At least annually or more frequently as circumstances dictate Autodesk reviews its long-lived assets for impairment whenever impairment indicators exist. Autodesk continually monitors events and changes in circumstances that could indicate the carrying amounts of its long-lived assets may not be recoverable. When such events or changes in circumstances occur, Autodesk assesses recoverability of these assets. Recoverability is measured by comparison of the carrying amounts of the assets to the future undiscounted cash flows the assets are expected to generate. If the long-lived assets are considered to be impaired, the impairment to be recognized is equal to the amount by which the carrying value of the assets exceeds its fair market value. There was no impairment of long-lived assets during the years ended January 31, 2013 and 2012.

In addition to the recoverability assessments, Autodesk routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

Deferred Tax Assets

Deferred tax assets arise primarily from tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized intangibles, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries, deferred tax liabilities associated with tax method change on advance payments, and a valuation allowance against California and Canadian deferred tax assets. They are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce gross deferred tax assets to the amount "more likely than not" expected to be realized.

Revenue Recognition

Autodesk recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is probable.

For multiple element arrangements containing only software and software-related elements, Autodesk allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If Autodesk does not have VSOE of an undelivered software license, revenue recognition is deferred on the entire sales arrangement until all elements for which Autodesk does not have VSOE are delivered. If Autodesk does not have VSOE for undelivered maintenance or services, the revenue for the arrangement is recognized over the longest contractual service period in the arrangement. Revenue recognition for significant lines of business is discussed further below.

For multiple elements arrangements involving non-software elements, including cloud subscription services, our revenue recognition policy is based upon the accounting guidance contained in ASC 605, *Revenue Recognition*. For these arrangements, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. We then further allocate consideration within the software group to the respective elements within that group using the residual method as described above. Autodesk exercises judgment and uses estimates in connection with the determination of the amount of revenue to be recognized in each accounting period.

Autodesk's assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If collection is not probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

License and other revenue are comprised of two components: (1) all forms of product license revenue and (2) other revenue:

(1) All Forms of Product License Revenue

Product license revenue includes: software license revenue from the sale of new seat licenses, upgrades, product revenue for Creative Finishing and revenue from cloud subscription services. Autodesk's existing customers who are using a currently supported version of a product can upgrade to the latest release of the product by paying a separate fee at current available prices. An existing customer also has the option to upgrade to a different product, which generally has a higher price, for a premium fee.

Autodesk's product license revenue from distributors and resellers is generally recognized at the time title to Autodesk's product passes to the distributor or reseller, provided all other criteria for revenue recognition are met.

Autodesk establishes reserves for product returns based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors. These reserves are recorded as a direct reduction of revenue and accounts receivable at the time the related revenue is recognized.

Revenues for Autodesk's cloud subscription services are recognized ratably over the contract term commencing with the date the service is made available to the customer and all other revenue recognition criteria have been satisfied.

(2) Other Revenue

Other revenue includes revenue from consulting, training, Autodesk Developers Network and Creative Finishing customer support, and is recognized over time, as the services are performed.

Maintenance revenue consists of revenue from the Company's maintenance program. Under this program, customers are eligible to receive unspecified upgrades when-and-if-available, downloadable training courses and on-line support. Autodesk recognizes maintenance revenue from its maintenance program ratably over the maintenance service contract periods.

Taxes Collected from Customers

Autodesk nets taxes collected from customers against those remitted to government authorities in the consolidated financial statements. Accordingly, taxes collected from customers are not reported as revenue.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue for all periods presented.

Stock-based Compensation Expense

On the date of grant, Autodesk measures the fair value of all stock-based payments (including grants of stock options, employee stock purchases related to the employee stock purchase plan ("ESP Plan"), and restricted stock units) to employees and directors and records the related expense in Autodesk's Consolidated Statements of Operations. Share-based compensation cost for stock options and employee stock purchases related to the ESP Plan ("stock-based awards") are estimated at the grant date based on the fair-value as calculated using the Black-Scholes-Merton ("BSM") option-pricing model. Share-based compensation cost for restricted stock units is measured based on the closing fair market value of the Company's common stock on the date of grant. The estimated fair value of stock-based awards and restricted stock is amortized to expense on a straight-line basis over the awards' vesting period. The following table summarizes stock-based compensation expense for fiscal 2013, 2012 and 2011, respectively, as follows:

	Fiscal Year Ended January 31,		
	2013	**2012**	**2011**
Cost of license and other revenue	$ 5.2	$ 3.9	$ 2.9
Marketing and sales	64.3	48.3	35.5
Research and development	61.8	38.1	27.4
General and administrative	25.0	18.5	14.9
Stock-based compensation expense related to stock awards and ESP Plan purchases	156.3	108.8	80.7
Tax benefit	(35.5)	(27.1)	(22.0)
Stock-based compensation expense related to stock awards and ESP Plan purchases	$ 120.8	$ 81.7	$ 58.7

Autodesk uses the BSM option-pricing model to estimate the fair value of stock-based awards based on the following assumptions:

	Fiscal Year Ended January 31, 2013		Fiscal Year Ended January 31, 2012		Fiscal Year Ended January 31, 2011	
	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan
Range of expected volatilities	41 - 45%	41 - 44%	40 - 49%	34 - 44%	40 - 45%	33 - 47%
Range of expected lives (in years)	3.6 - 4.6	0.5 - 2.0	2.6 - 4.8	0.5 - 2.0	2.6 - 4.4	0.5 - 2.0
Expected dividends	—%	—%	—%	—%	—%	—%
Range of risk-free interest rates	0.5 - 0.8%	0.1 - 0.3%	0.5 - 1.9%	0.1 - 0.8%	0.8 - 1.9%	0.2 - 1.1%
Expected forfeitures	7.7 - 7.8%	7.7 - 7.8%	7.8 - 10.5%	7.8 - 10.5%	10.5 - 13.5%	10.5 - 13.5%

Autodesk estimates expected volatility for stock-based awards based on the average of the following two measures. The first is a measure of historical volatility in the trading market for the Company's common stock, and the second is the implied volatility of traded forward call options to purchase shares of the Company's common stock.

Autodesk estimates the expected life of stock-based awards using both exercise behavior and post-vesting termination behavior as well as consideration of outstanding options.

Autodesk did not pay cash dividends in fiscal 2013, 2012 or 2011 and does not anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the BSM option pricing model.

The risk-free interest rate used in the BSM option pricing model for stock-based awards is the historical yield on U.S. Treasury securities with equivalent remaining lives.

Autodesk only recognizes expense for the stock-based awards that are ultimately expected to vest. Therefore, Autodesk has developed an estimate of the number of awards expected to cancel prior to vesting ("forfeiture rate"). The forfeiture rate is estimated based on historical pre-vest cancellation experience, and is applied to all stock-based awards. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expenses incurred were $15.6 million in fiscal 2013, $21.3 million in fiscal 2012 and $18.8 million in fiscal 2011.

Net Income Per Share

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding for the period, excluding stock options and restricted stock units. Diluted net income per share is computed based upon the weighted average shares of common shares outstanding for the period and potentially dilutive common shares, including the effect of stock options and restricted stock units under the treasury stock method.

Accounting Standards in Fiscal 2013

With the exception of those discussed below, there have been no recent changes in accounting pronouncements issued by the FASB or adopted by the Company during the fiscal year ended January 31, 2013, that are of significance, or potential significance, to the Company.

Accounting Standards Adopted

In September 2011, the FASB issued ASU 2011-8 regarding ASC Topic 350 "Intangibles – Goodwill and Other." This ASU allows for the option to first assess qualitative factors to determine whether the existence of events or circumstances leads

to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is more likely than not that the fair value of the reporting unit is greater than its carrying value, then performing the two-step impairment test is unnecessary. Autodesk adopted ASU 2011-8 effective February 1, 2012. The adoption of this ASU did not have a material impact on Autodesk's consolidated statements of financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-5 regarding ASC Topic 220 "Comprehensive Income." This ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires the presentation of the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. Autodesk adopted ASU 2011-5 and ASU 2011-12 effective February 1, 2012. This accounting pronouncement impacted the presentation of other comprehensive income but did not impact Autodesk's consolidated financial position, results of operations or cash flows.

In May 2011, FASB issued ASU 2011-4 regarding ASC Topic 820 "Fair Value Measurement." This ASU amends the fair value measurement guidance and includes enhanced disclosure requirements primarily around Level 3 fair value measurements based on unobservable inputs. Autodesk adopted ASU 2011-4 effective February 1, 2012. The adoption of this ASU did not have a material impact on Autodesk's consolidated statements of financial position, results of operations or cash flows.

2. Financial Instruments

The following tables summarizes the Company's financial instruments' amortized cost, gross unrealized gains, gross unrealized losses, and fair value by significant investment category as of January 31, 2013 and 2012.

	January 31, 2013						
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Level 1	Level 2	Level 3
Cash equivalents (1):							
Certificates of deposit and time deposits	$ 392.4	$ —	$ —	$ 392.4	$ 17.2	$ 375.2	$ —
Corporate Bond	1.8	—	—	1.8	1.8	—	—
Commercial paper	263.3	—	—	263.3	—	263.3	—
Money market funds	596.3	—	—	596.3	—	596.3	—
Marketable securities:							
Short-term available for sale							
Commercial paper and corporate debt securities	122.9	0.1	—	123.0	40.4	82.6	—
Certificates of deposit and time deposits	15.1	—	—	15.1	10.0	5.1	—
U.S. treasury securities	83.3	—	—	83.3	83.3	—	—
U.S. government agency securities	79.5	—	—	79.5	79.5	—	—
Sovereign Debt	1.0	—	—	1.0	—	1.0	—
Municipal securities	4.6	—	—	4.6	4.6	—	—
Other	0.3	—	—	0.3	0.3	—	—
Short-term trading securities							
Mutual funds	31.1	4.2	—	35.3	35.3	—	—
Long-term available for sale							
Corporate debt securities	172.1	1.4	—	173.5	173.5	—	—
U.S. treasury securities	145.2	0.1	—	145.3	145.3	—	—
U.S. government agency securities	50.8	0.2	—	51.0	51.0	—	—
Municipal securities	36.0	0.1	—	36.1	36.1	—	—
Sovereign Debt	1.0	—	—	1.0	—	1.0	—
Taxable auction-rate securities	4.2	—	—	4.2	—	—	4.2
Convertible debt securities (2)	18.1	1.6	(2.2)	17.5	—	—	17.5
Derivative contracts (3)	10.2	9.2	(5.9)	13.5	—	2.8	10.7
Total	$ 2,029.2	$ 16.9	$ (8.1)	$ 2,038.0	$ 678.3	$ 1,327.3	$ 32.4

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.
(2) Considered "available for sale" securities and included in "Other assets" in the accompanying Consolidated Balance Sheets.
(3) Included in "Prepaid expenses and other current assets," "Other assets," or "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

	January 31, 2012						
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Level 1	Level 2	Level 3
Cash equivalents (1):							
Certificates of deposit and time deposits	$ 493.6	$ —	$ —	$ 493.6	$ 11.3	$ 482.3	$ —
Commercial paper	297.9	—	—	297.9	—	297.9	—
Money market funds	62.1	—	—	62.1	—	62.1	—
Marketable securities:							
Short-term available for sale							
Commercial paper and corporate debt securities	143.7	0.1	—	143.8	35.3	108.5	—
Time deposits	5.2	—	—	5.2	—	5.2	—
U.S. treasury securities	30.7	—	—	30.7	30.7	—	—
U.S. government agency securities	38.2	—	—	38.2	38.2	—	—
Municipal securities	4.7	—	—	4.7	4.7	—	—
Other	0.3	—	—	0.3	0.3	—	—
Short-term trading securities							
Mutual funds	29.8	1.8	(0.1)	31.5	31.5	—	—
Long-term available for sale							
Corporate debt securities	107.8	1.0	(0.2)	108.6	108.6	—	—
U.S. treasury securities	23.6	0.2	—	23.8	23.8	—	—
U.S. government agency securities	51.4	0.2	—	51.6	51.6	—	—
Municipal securities	4.6	—	—	4.6	4.6	—	—
Taxable auction-rate securities	4.2	—	—	4.2	—	—	4.2
Convertible Debt Securities (2)	18.3	—	—	18.3	—	—	18.3
Derivative contracts (3)	11.6	6.5	(2.2)	15.9	—	9.7	6.2
Total	$ 1,327.7	$ 9.8	$ (2.5)	$ 1,335.0	$ 340.6	$ 965.7	$ 28.7

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.
(2) Considered "available for sale" securities and included in "Other assets" in the accompanying Consolidated Balance Sheets.
(3) Included in "Prepaid expenses and other current assets," "Other assets," or "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

Autodesk classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date. Marketable securities with remaining maturities of less than 12 months are classified as short-term and marketable securities with remaining maturities greater than 12 months are classified as long-term. Autodesk may sell certain of its marketable securities prior to their stated maturities for strategic purposes or in anticipation of credit deterioration.

Autodesk applies fair value accounting for certain financial assets and liabilities, which consist of cash equivalents, marketable securities and other financial instruments, on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and (Level 3) unobservable inputs for which there is little or no market data, which require Autodesk to develop its own assumptions. When determining fair value, Autodesk uses observable market data and relies on unobservable inputs only when observable market data is not available. There have been no transfers between fair value measurement levels during the year ended January 31, 2013.

Autodesk's cash equivalents, marketable securities and financial instruments are primarily classified within Level 1 or Level 2 of the fair value hierarchy. Autodesk values it's available for sale securities on pricing from pricing vendors, who may

use quoted prices in active markets for identical assets (Level 1) or inputs other than quoted prices that are observable either directly or indirectly in determining fair value (Level 2). Autodesk's Level 2 securities are valued primarily using observable inputs other than quoted prices in active markets for identical assets and liabilities. Autodesk's Level 3 securities consist of investments held in auction rate securities, convertible debt securities and derivative contracts which are valued using probability weighted discounted cash flow models and some of the inputs to the models are unobservable in the market.

A reconciliation of the change in Autodesk's Level 3 items for the fiscal years ended January 31, 2013 and 2012 was as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
	Derivative Contracts	Convertible Debt Securities	Taxable Auction-Rate Securities	Total
Balance at January 31, 2011	$ —	$ —	$ 4.2	$ 4.2
Purchases	6.2	18.3	—	24.5
Balance at January 31, 2012	6.2	18.3	4.2	28.7
Purchases	2.0	7.0	—	9.0
Settlements	(1.3)	(7.2)	—	(8.5)
Total realized/unrealized gains (losses)	3.8	(0.6)	—	3.2
Balance at January 31, 2013	$ 10.7	$ 17.5	$ 4.2	$ 32.4

The following table summarizes the estimated fair value of Autodesk's "available-for-sale securities" classified by the contractual maturity date of the security:

	January 31, 2013	
	Cost	Fair Value
Due in 1 year	$ 306.7	$ 306.8
Due in 1 year through 5 years	423.2	424.4
Due in 5 years through 10 years	—	—
Due after 10 years	4.2	4.2
Total	$ 734.1	$ 735.4

As of January 31, 2013 and 2012, Autodesk did not have any securities in a continuous unrealized loss position for greater than twelve months.

Autodesk also has direct investments in privately held companies accounted for under the cost method, which are periodically assessed for other-than-temporary impairment. If Autodesk determines that an other-than-temporary impairment has occurred, Autodesk writes down the investment to its fair value. Autodesk estimates fair value of its cost method investments considering available information such as pricing in recent rounds of financing, current cash positions, earnings and cash flow forecasts, recent operational performance and any other readily available market data. During fiscal 2013, Autodesk recorded a $10.5 million other-than-temporary impairment on its privately held equity investments. The impairment expense was recorded in "Interest and other income, net" on the Company's Consolidated Statement of Income.

The sales or redemptions of "available-for-sale securities" in fiscal 2013 and fiscal 2011 resulted in gains of $5.0 million and $1.7 million, respectively. The sales or redemptions of "available-for-sale securities" in fiscal 2012 resulted in no gains or losses. The cost of securities sold is based on the specific identification method.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to hedge a portion of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds, Canadian

dollars and Australian dollars. These instruments have maturities between one to twelve months in the future. Autodesk does not enter into derivative instrument transactions for trading or speculative purposes.

The bank counterparties in all contracts expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on Autodesk's on-going assessment of counterparty risk, the Company will adjust its exposure to various counterparties. Autodesk generally enters into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. However, Autodesk does not have any master netting arrangements in place with collateral features.

Foreign currency contracts designated as cash flow hedges

Autodesk uses foreign currency contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These contracts are designated and documented as cash flow hedges. The effectiveness of the cash flow hedge contracts is assessed quarterly using regression analysis as well as other timing and probability criteria. To receive cash flow hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges are expected to be highly effective in offsetting changes to future cash flows on hedged transactions. The gross gains and losses on these hedges are included in "Accumulated other comprehensive (loss) income" and are reclassified into earnings at the time the forecasted revenue or expense is recognized. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, Autodesk reclassifies the gain or loss on the related cash flow hedge from "Accumulated other comprehensive (loss) income" to "Interest and other income, net" in the Company's Consolidated Financial Statements at that time.

The net notional amount of these contracts was $359.8 million at January 31, 2013 and $419.6 million at January 31, 2012. Balances presented below are presented as net settled. Outstanding contracts are recognized as either assets or liabilities on the balance sheet at fair value. The majority of the net gain of $2.8 million remaining in "Accumulated other comprehensive (loss) income" as of January 31, 2013 is expected to be recognized into earnings within the next twelve months.

Derivatives not designated as hedging instruments

Autodesk uses foreign currency contracts which are not designated as hedging instruments to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. These forward contracts are marked-to-market at the end of each fiscal quarter with gains and losses recognized as "Interest and other income, net." These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivative instruments are intended to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables. The net notional amounts of these foreign currency contracts were $78.4 million at January 31, 2013 and $75.1 million at January 31, 2012.

In addition to these foreign currency contracts, Autodesk holds derivative instruments issued by privately held companies, which are not designated as hedging instruments. These derivatives consist of certain conversion options on the convertible debt securities held by Autodesk and an option to acquire a privately held company. These derivatives are recorded at fair value as of each balance sheet date and are recorded in "Other assets." Changes in the fair values of these instruments are recognized in income as "Interest and other income, net."

Fair Value of Derivative Instruments:

The fair value of derivative instruments in Autodesk's Consolidated Balance Sheets were as follows as of January 31, 2013 and January 31, 2012:

	Balance Sheet Location	Fair Value at January 31, 2013	Fair Value at January 31, 2012
Derivative Assets			
Foreign currency contracts designated as cash flow hedges	Prepaid expenses and other current assets	$ 6.7	$ 11.9
Derivatives not designated as hedging instruments	Other assets	10.7	6.2
Total derivative assets		$ 17.4	$ 18.1
Derivative Liabilities			
Foreign currency contracts designated as cash flow hedges	Other accrued liabilities	$ 3.9	$ 2.2
Total derivative liabilities		$ 3.9	$ 2.2

The effects of derivatives designated as hedging instruments on Autodesk's Consolidated Statements of Operations were as follows for the fiscal years ended January 31, 2013 and 2012, respectively (amounts presented include any income tax effects):

	Foreign Currency Contracts	
	Fiscal Year Ended January 31,	
	2013	2012
Amount of gain recognized in Accumulated other comprehensive (loss) income on derivatives (effective portion)	$ 5.1	$ 12.8
Amount and Location of Gain (Loss) Reclassified from Accumulated other comprehensive (loss) income into Income (Effective Portion)		
Net revenue	$ 16.0	$ (1.9)
Operating expenses	(4.6)	4.6
Total	$ 11.4	$ 2.7
Amount and Location of (Loss) Gain Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
Interest and other income, net	$ (0.2)	$ 0.3

The effects of derivatives not designated as hedging instruments on Autodesk's Consolidated Statements of Operations were as follows for the fiscal years ended January 31, 2013 and 2012, respectively (amounts presented include any income tax effects):

	Foreign Exchange Contracts	
	Fiscal Year Ended January 31,	
	2013	2012
Amount and Location of Gain (Loss) Recognized in Income on Derivative		
Interest and other income, net	$ 1.5	$ (1.3)

3. Employee and Director Stock Plans

Stock Plans

As of January 31, 2013, Autodesk maintained two active stock option plans for the purpose of granting equity awards to employees and to non-employee members of Autodesk's Board of Directors: the 2012 Employee Stock Plan ("2012 Employee

Plan"), which is available only to employees, and the Autodesk 2012 Outside Directors' Stock Plan ("2012 Directors' Plan"), which is available only to non-employee directors. Additionally, there are eight expired or terminated plans with options outstanding. The exercise price of all stock options granted under these plans was equal to the fair market value of the stock on the grant date.

The 2012 Employee Plan was approved by Autodesk's stockholders and became effective on January 6, 2012. The 2012 Employee Plan replaced the 2008 Employee Stock Plan, as amended ("2008 Plan") and no further equity awards may be granted under the 2008 Plan. The 2012 Employee Plan reserves up to 21.2 million shares which includes 15.2 million shares reserved upon the effectiveness of the 2012 Employee Plan as well as up to 6.0 million shares forfeited under certain prior employee stock plans during the life of the 2012 Employee Plan. The 2012 Employee Plan permits the grant of stock options, restricted stock units and restricted stock awards. Each restricted stock unit or restricted stock award granted will be counted against the shares authorized for issuance under the 2012 Employee Plan as 1.79 shares. If a granted option, restricted stock unit or restricted stock award expires or becomes unexercisable for any reason, the unpurchased or forfeited shares that were granted may be returned to the 2012 Employee Plan and may become available for future grant under the 2012 Employee Plan. As of January 31, 2013, 7.0 million shares subject to options or restricted stock awards have been granted under the 2012 Employee Plan. Options and restricted stock that were granted under the 2012 plan vest over periods ranging from immediately upon grant to over a three year period and options expire 10 years from the date of grant. The 2012 Employee Plan will expire on June 30, 2022. At January 31, 2013, 11.6 million shares were available for future issuance under the 2012 Employee Plan.

The 2012 Director's Plan was approved by Autodesk's stockholders and became effective on January 6, 2012. The 2012 Directors' Plan replaced the 2010 Outside Directors' Stock Plan, as amended ("2010 Plan"). The 2012 Directors' Plan permits the grant of stock options, restricted stock units and restricted stock awards to non-employee members of Autodesk's Board of Directors. Each restricted stock unit or restricted stock award granted will be counted against the shares authorized for issuance under the 2012 Directors' Plan as 2.11 shares. As of January 31, 2013, 0.2 million shares subject to restricted stock unit awards have been granted under the 2012 Directors' Plan. Restricted stock units that were granted under the 2012 Outside Directors' Plan vest over one year from the date of grant. The 2012 Directors' Plan reserved 2.6 million shares of Autodesk common stock. The 2012 Directors' Plan will expire on June 30, 2022. At January 31, 2013, 2.4 million shares were available for future issuance under the 2012 Director's Plan.

The following sections summarize activity under Autodesk's stock plans.

Stock Options:

A summary of stock option activity for the fiscal year ended January 31, 2013 is as follows:

	Number of Shares	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate Intrinsic Value (2)
	(in millions)		(in years)	(in millions)
Options outstanding at January 31, 2012	28.4	$ 31.39		
Granted	0.1	36.59		
Exercised	(6.6)	24.67		
Canceled	(2.9)	38.38		
Options outstanding at January 31, 2013	19.0	$ 32.69	3.8	153.4
Options vested and exercisable at January 31, 2013	13.2	$ 31.80	2.7	120.8
Options vested and exercisable as of January 31, 2013 and expected to vest thereafter (1)	18.8	$ 32.63	3.7	153.0
Options available for grant at January 31, 2013	14.0			

(1) Options expected to vest reflect an estimated forfeiture rate.
(2) Represents the total pre-tax intrinsic value, based on Autodesk's closing stock price of $38.88 per share as of January 31, 2013, which would have been received by the option holders had all option holders exercised their options as of that date.

As of January 31, 2013, total compensation cost of $34.8 million related to non-vested options is expected to be recognized over a weighted average period of 1.0 year. The following table summarizes information about the pre-tax intrinsic value of options exercised, and the weighted average grant date fair value per share of options granted, during the fiscal years ended January 31, 2013, 2012 and 2011:

	Fiscal year ended January 31,		
	2013	2012	2011
Intrinsic value of options exercised (1)	$ 90.9	$ 85.7	$ 61.9
Weighted average grant date fair value per share of stock options granted (2)	$ 13.39	$ 14.04	$ 9.30

(1) The intrinsic value of options exercised is calculated as the difference between the exercise price of the option and the market value of the stock on the date of exercise.

(2) The weighted average grant date fair value per share of stock options granted is calculated, as of the stock option grant date, using the BSM option pricing model.

The following table summarizes information about options vested and exercisable, and outstanding at January 31, 2013:

	Options Vested and Exercisable				Options Outstanding			
	Number of Shares (in millions)	Weighted average contractual life (in years)	Weighted average exercise price per share	Aggregate intrinsic value(1) (in millions)	Number of Shares (in millions)	Weighted average contractual life (in years)	Weighted average exercise price per share	Aggregate intrinsic value(1) (in millions)
Range of per-share exercise prices:								
$2.28 - $20.69	3.3		$ 14.59		3.9		$ 14.85	
$21.89 - $29.50	2.4		28.54		4.5		28.92	
$29.56 - $41.62	3.9		35.98		6.5		37.93	
$42.39 - $48.72	3.4		45.36		3.9		45.16	
$49.80 - $49.80	0.2		49.80		0.2		49.80	
	13.2	2.7	$ 31.80	$ 120.8	19.0	3.8	$ 32.69	$ 153.4

(1) Represents the total intrinsic value, based on Autodesk's closing stock price of $38.88 per share as of January 31, 2013, which would have been received by the option holders had all option holders exercised their options as of that date.

These options will expire if not exercised at specific dates ranging through September 2022.

Restricted Stock:

A summary of restricted stock award and restricted stock unit activity for the fiscal year ended January 31, 2013 is as follows:

	Unreleased Restricted Stock	Weighted average grant date fair value
	(in thousands)	
Unreleased restricted stock at January 31, 2012	2,184.1	$ 36.65
Granted	3,975.5	33.32
Released	(889.5)	37.82
Canceled	(249.3)	34.97
Unreleased restricted stock at January 31, 2013	5,020.8	$ 33.89

During the fiscal year ended January 31, 2013, Autodesk granted approximately 3.4 million restricted stock units. The restricted stock units vest over periods ranging from immediately upon grant to a pre-determined date that is typically within three years from the date of grant. Restricted stock units are not considered outstanding stock at the time of grant, as the holders of these units are not entitled to any of the rights of a stockholder, including voting rights. The fair value of the restricted stock units is expensed ratably over the vesting period. Autodesk recorded stock-based compensation expense related to restricted stock units of $70.5 million, $29.1 million and $8.9 million during fiscal years ended January 31, 2013, 2012 and 2011, respectively. Included in the $70.5 million, Autodesk incurred $16.6 million relating to the acceleration of vesting of equity awards held in Socialcam for Socialcam employees immediately prior to the acquisition. As of January 31, 2013, total compensation cost not yet recognized of $93.0 million related to non-vested awards, is expected to be recognized over a weighted average period of 1.8 years. At January 31, 2013, the number of units granted but unreleased was 4.5 million.

During the fiscal year ended January 31, 2013, Autodesk granted 0.5 million performance restricted stock units. The majority of the performance restricted stock units that were granted had performance criteria based solely upon the attainment of predetermined goals relative to company revenue growth and non-GAAP operating margin performance for fiscal 2013 as calculated under a pre-established performance matrix. If the performance criteria is achieved, the performance restricted stock units would vest ratably on an annual cliff basis from March 2013 through March 2015. In addition, during fiscal 2013, Autodesk granted an additional performance-based restricted stock unit award to our CEO, the value of which would be realized only if he satisfies certain specified strategic corporate, and talent management performance objectives as established by the Compensation Committee of Autodesk's Board of Directors.

Performance stock units are not considered outstanding stock at the time of grant, as the holders of these units are not entitled to any of the rights of a stockholder, including voting rights. The fair value of the performance restricted stock units is expensed using the accelerated attribution method over the vesting period. Autodesk recorded stock-based compensation expense related to performance restricted stock units of $8.1 million during fiscal year ended January 31, 2013. Autodesk recorded no stock-based compensation related to performance restricted stock units during the fiscal years ended January 31, 2012 and 2011. As of January 31, 2013, total compensation cost not yet recognized of $5.8 million related to non-vested performance restricted stock units, is expected to be recognized over a weighted average period of 1.1 years. At January 31, 2013, the number of performance restricted stock units granted but unreleased was 0.5 million.

1998 Employee Qualified Stock Purchase Plan ("ESP Plan")

Under Autodesk's ESP Plan, which was approved by stockholders in 1998, eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their eligible compensation subject to certain limitations, at not less than 85% of fair market value as defined in the ESP Plan. At January 31, 2013, a total of 36.2 million shares were available for future issuance. This amount automatically increases on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2% of the total of (1) outstanding shares plus (2) any shares repurchased by Autodesk during the prior fiscal year. Under the ESP Plan, the Company issues shares on the first trading day following March 31 and September 30 of each fiscal year. The ESP Plan expires during fiscal 2018.

Autodesk issued 2.9 million shares under the ESP Plan at an average price of $21.79 per share in fiscal 2013, 2.8 million shares at an average price of $18.26 per share in fiscal 2012, and 3.2 million shares at an average price of $14.77 per share in fiscal 2011. The weighted average grant date fair value of awards granted under the ESP Plan during fiscal 2013, 2012 and 2011, calculated as of the award grant date using the BSM option-pricing model, was $12.21, $9.95 and $10.11 per share, respectively. Autodesk recorded $34.0 million, $23.8 million and $18.2 million of compensation expense associated with the ESP Plan in fiscal 2013, 2012 and 2011, respectively.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2013:

	(a)		(b)	(c)	
Plan category	**Number of securities to be issued upon exercise of outstanding options**		**Weighted-average exercise price of outstanding options**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions)**	
Equity compensation plans approved by security holders	23.8	$	32.88	50.2	(1)
Equity compensation plans not approved by security holders(2)	0.2	$	12.53	—	
Total	24.0	$	32.69	50.2	

(1) Included in this amount are 36.2 million securities available for future issuance under Autodesk's ESP Plan.

(2) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004.

4. Income Taxes

The provision for income taxes consists of the following:

	Fiscal year ended January 31,		
	2013	2012	2011
Federal:			
Current	$ 30.9	$ 54.3	$ 16.0
Deferred	(13.3)	(34.5)	(8.2)
State:			
Current	7.8	4.9	(1.5)
Deferred	(18.6)	1.3	7.4
Foreign:			
Current	54.3	55.9	48.4
Deferred	1.5	(4.3)	(2.1)
	$ 62.6	$ 77.6	$ 60.0

During fiscal year 2013, the Company reduced its current federal and state taxes payable by $12.5 million related to excess tax benefits from non-qualified stock options, offsetting additional paid-in capital. Pursuant to accounting standards related to stock-based compensation, the Company has unrecorded excess stock option tax benefits of $157.6 million as of January 31, 2013. These amounts will be credited to additional paid-in-capital when such amounts reduce cash taxes payable. Foreign pretax income was $394.7 million in fiscal 2013, $383.7 million in fiscal 2012, and $321.1 million in fiscal 2011.

The differences between the U.S. statutory rate and the aggregate income tax provision are as follows:

	Fiscal year ended January 31,		
	2013	2012	2011
Income tax provision at U.S. Federal statutory rate	$ 108.5	$ 127.0	$ 95.2
State income tax expense (benefit), net of the U.S. Federal benefit	(1.7)	2.8	1.4
Foreign income taxed at rates different from the U.S. statutory rate	(54.5)	(61.5)	(39.7)
U.S. valuation allowance	1.7	1.7	2.8
Non-deductible stock-based compensation	21.1	12.8	7.9
Research and development tax credit benefit	(7.0)	(6.0)	(5.6)
Tax benefit from closure of income tax audits and decreases in uncertain tax positions	(2.8)	(0.4)	(2.8)
Officer compensation in excess of $1.0 million	1.8	1.9	0.5
U.S. Manufacturer's deduction	(4.9)	(3.0)	(1.5)
Other	0.4	2.3	1.8
	$ 62.6	$ 77.6	$ 60.0

Significant components of Autodesk's deferred tax assets and liabilities are as follows:

	January 31,	
	2013	2012
Nonqualified stock options	$ 67.5	$ 71.6
Research and development tax credit carryforwards	54.0	49.3
Foreign tax credit carryforwards	—	0.1
Accrued compensation and benefits	34.5	35.6
Other accruals not currently deductible for tax	15.3	14.2
Purchased technology and capitalized software	9.8	20.6
Fixed assets	18.5	15.9
Tax loss carryforwards	21.0	12.4
Deferred Revenue	28.5	16.9
Other	2.2	3.7
Total deferred tax assets	251.3	240.3
Less: valuation allowance	(51.3)	(47.5)
Net deferred tax assets	200.0	192.8
Tax method change on advanced payments	(3.1)	(6.3)
Unremitted earnings of foreign subsidiaries	(31.9)	(20.6)
Total deferred tax liability	(35.0)	(26.9)
Net deferred tax assets	$ 165.0	$ 165.9

The valuation allowance increased by $3.8 million, $4.6 million and $3.9 million in fiscal 2013, 2012 and 2011, respectively. The fiscal 2013, fiscal 2012, and fiscal 2011 changes in valuation allowance were related to U.S. and Canadian deferred taxes.

The Company provides U.S. income taxes on the earnings of foreign subsidiaries, except to the extent subsidiaries' earnings are considered permanently reinvested outside the U.S. As of January 31, 2013, the cumulative amount of earnings upon which U.S. income taxes have not been provided was $1,489.9 million. The unrecognized deferred tax liability for these earnings was approximately $442.9 million.

Realization of the Company's net deferred tax assets of $165.0 million is dependent upon the Company's ability to generate future taxable income in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences, net

operating loss carryforwards and tax credits. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of January 31, 2013, Autodesk had $36.6 million of cumulative federal tax loss carryforwards and $249.8 million of cumulative state tax loss carryforwards, which may be available to reduce future income tax liabilities in certain jurisdictions. These federal and state tax loss carryforwards will expire beginning fiscal 2014 through fiscal 2032 and fiscal 2014 through fiscal 2032, respectively. Autodesk also had $14.7 million of cumulative federal and state capital loss carryforwards as of January 31, 2013 which are available to offset future capital gains through fiscal 2018.

As of January 31, 2013, Autodesk had $86.1 million of cumulative federal research tax credit carryforwards, $43.5 million of cumulative California state research tax credit carryforwards and $49.7 million of cumulative Canadian federal tax credit carryforwards, which may be available to reduce future income tax liabilities in the respective jurisdictions. The federal credit carryforwards will expire beginning fiscal 2021 through fiscal 2033, the state credit carryforwards may reduce future California income tax liabilities indefinitely, and the Canadian tax credit carryforwards will expire beginning fiscal 2025 through fiscal 2033. Autodesk also has $60.8 million of cumulative foreign tax credit carryforwards, which may be available to reduce future U. S. tax liabilities. The foreign tax credit will expire beginning fiscal 2022 through fiscal 2023.

Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of certain business and employment actions and capital investments undertaken by Autodesk, income earned in certain Europe and Asia Pacific countries is subject to reduced tax rates through fiscal 2016 and 2019, respectively with extensions available with incremental business and employment actions. The net income tax benefits attributable to the tax status of these business arrangements are estimated to be $4.4 million ($0.02 basic net income per share) in fiscal 2013, $10.4 million ($0.05 basic net income per share) in fiscal 2012 and zero in fiscal 2011. The income tax benefits were offset partially by accruals of U.S. income taxes on undistributed earnings, among other factors.

As of January 31, 2013, the Company had $212.7 million of gross unrecognized tax benefits, of which $202.1 million would impact the effective tax rate, if recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however an estimate of the range of the possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Gross unrecognized tax benefits at the beginning of the fiscal year	$ 201.1	$ 188.4	$ 178.2
Increases for tax positions of prior years	0.4	0.4	2.0
Decreases for tax positions of prior years	(0.4)	(0.4)	(3.5)
Increases for tax positions related to the current year	17.8	14.3	13.9
Decreases for lapse of statute of limitations/audit settlements	(6.2)	(1.6)	(2.2)
Gross unrecognized tax benefits at the end of the fiscal year	$ 212.7	$ 201.1	$ 188.4

It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $1.9 million, $2.4 million and $1.9 million, net of tax benefit, accrued for interest and zero accrued for penalties related to unrecognized tax benefits as of January 31, 2013, 2012 and 2011, respectively.

Autodesk and its subsidiaries are subject to income tax in the United States as well as numerous state and foreign jurisdictions. The Company's U.S. and state income tax returns for fiscal year 2003 through fiscal year 2013 remain open to examination. In addition, the Company files tax returns in multiple foreign taxing jurisdictions with open tax years ranging from fiscal year 2003 to 2013.

5. Acquisitions

During the fiscal years ended January 31, 2013 and January 31, 2012, Autodesk completed the business combinations and technology purchases described below. The results of operations for the following acquisitions are included in the

accompanying Consolidated Statement of Operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of the following acquisitions, individually and in the aggregate, were not material to Autodesk's Consolidated Financial Statements.

For acquisitions accounted for as business combinations, Autodesk recorded the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair values assigned to the identifiable intangible assets acquired were based on estimates and assumptions determined by management. Autodesk recorded the excess of consideration transferred over the aggregate fair values as goodwill.

Fiscal 2013 Acquisitions

On June 7, 2012, Autodesk acquired Vela Systems, Inc. ("Vela") for total cash consideration of $76.0 million. Vela was a privately owned company that provides a cloud-based mobile platform that delivers critical information to the construction and capital projects market. Prior to acquiring Vela, Autodesk had an equity investment with the company that had an acquisition-date fair value of $6.8 million using a market approach to value the investment. Valuations using the market approach reflect relevant observable information generated by market transactions involving comparable businesses. As a result of the acquisition, Autodesk recorded a $3.3 million gain on the sale of the investment. Vela has been integrated into, and the related goodwill was assigned to, Autodesk's AEC segment. The amount of goodwill that is expected to be deductible for tax purposes is zero.

On August 1, 2012, Autodesk acquired Socialcam, Inc, ("Socialcam") for total cash consideration of $59.5 million. Socialcam was a privately held web-based company offering a smartphone application and web-based service that allows users to capture, edit, and share video. Of the $59.5 million, Autodesk incurred $16.6 million relating to the acceleration of vesting of equity awards held in Socialcam for Socialcam employees immediately prior to the acquisition. The $16.6 million stock based compensation charge is included in "Research and development" in the Consolidated Statement of Operations. Socialcam has been integrated into, and the related goodwill was assigned to, Autodesk's PSEB segment. The amount of goodwill that is expected to be deductible for tax purposes is zero.

On October 4, 2012, Autodesk acquired Qontext, an enterprise business and social collaboration software solution, from India-based Pramati Technologies for $26.0 million and hired the Qontext development team. This acquisition is expected to accelerate Autodesk's ongoing move to the cloud and expansion of social capabilities in the Autodesk 360 cloud-based service. Treated as a business combination, Qontext has been integrated into, and the related goodwill was assigned to, Autodesk's PSEB segment. The amount of goodwill that is expected to be deductible for tax purposes is $24.0 million.

On December 21, 2012, Autodesk acquired PI-VR GmbH ("PI-VR") for approximately $48.6 million. PI-VR was a privately held company based in Berlin, Germany that specializes in sophisticated real time visualization technology used primarily in the automotive industry. PI-VR has been integrated, and the related goodwill was assigned to, Autodesk's MFG segment. The amount of goodwill that is expected to be deductible for tax purposes is zero.

During the fiscal year ended January 31, 2013, Autodesk also completed nine other business combination and technology acquisitions for total cash consideration of approximately $63.2 million. These business combinations and technology acquisitions were not material individually or in aggregate to Autodesk's Consolidated Financial Statements.

The following table summarizes the fair value of the assets acquired and liabilities assumed by major class for each of the business combinations and technology acquisitions completed during the fiscal year ended January 31, 2013:

	Vela	Socialcam	Qontext	PI-VR	Other
Developed technologies	$ 5.9	$ 1.9	$ 2.0	$ 7.6	$ 13.6
Customer relationships	3.6	—	—	6.7	1.5
Trade name	2.6	5.3	—	1.9	2.0
User List	—	22.3	—	—	—
Goodwill	57.5	23.0	24.0	36.8	46.1
Deferred Revenue (current and non-current)	(2.0)	—	—	(0.1)	—
Deferred tax asset (liability)	3.9	(9.4)	—	(5.0)	—
Net tangible assets (liabilities)	4.5	(0.2)	—	0.7	—
	$ 76.0	$ 42.9	$ 26.0	$ 48.6	$ 63.2

For Vela, Socialcam and PI-VR, the allocation of purchase price consideration to the assets and liabilities is not yet finalized. The allocation of the purchase price consideration was based upon a preliminary valuation and Autodesk's estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). The primary areas of the preliminary purchase price allocation that are not yet finalized are amounts for income tax assets and liabilities, pending finalization of estimates and assumptions in respect of certain tax aspects of the transaction and residual goodwill.

Fiscal 2012 Acquisitions

On March 1, 2011, Autodesk acquired Scaleform Corporation ("Scaleform") for total cash consideration of $36.2 million. Scaleform was a privately held middleware and user interface tools company, whose technology has been licensed in the development of games across all major hardware platforms. Scaleform has been integrated into, and the related goodwill was assigned to Autodesk's M&E segment. The amount of goodwill that is deductible for tax purposes is zero.

On March 10, 2011, Autodesk acquired Blue Ridge Numerics, Inc. ("Blue Ridge") for total cash consideration of $41.2 million. Blue Ridge was a privately held company that designed and sold software that enables mechanical engineers to study fluid flow and thermal performance in virtual prototyping. Blue Ridge has been integrated into, and the related goodwill was assigned to Autodesk's Manufacturing segment. The amount of goodwill that is deductible for tax purposes is zero.

On August 1, 2011, Autodesk acquired Instructables, Inc. ("Instructables") for total cash consideration of $30.2 million. Instructables was a privately held web-based company specializing in user-created and uploaded instructions for do-it-yourself projects, on which other users can comment and rate for quality. Instructables has been integrated into, and the related goodwill was assigned to Autodesk's PSEB segment. The amount of goodwill that is deductible for tax purposes is zero.

On August 24, 2011, Autodesk entered into a purchase agreement with Turbo Squid, Inc. ("Turbo Squid") to acquire certain technology related assets for $26.0 million and entered into related cross-licensing and a commercial arrangement which is less than $0.2 million in expense per year. Additionally, Autodesk purchased the option to acquire Turbo Squid within a prescribed date range.

On October 14, 2011, Autodesk acquired Micro Application Packages Limited ("MAP") for total cash consideration of $23.0 million. MAP was a privately held company specializing in software and services in the building information modeling ("BIM") life cycle with the focus on fabrication. MAP has been integrated into, and the related goodwill was assigned to Autodesk's AEC segment. The amount of goodwill that is deductible for tax purposes is $12.7 million.

On December 21, 2011, Autodesk acquired certain technology-related assets of T-Splines, Inc. ("T-Splines") for total cash consideration of $23.0 million. T-Splines is a privately-held company, that develops surface modeling software for industrial designers and CAD professionals. The assets of T-Splines have been integrated into, and the related goodwill was assigned to Autodesk's MFG segment. The amount of goodwill that is deductible for tax purposes is $19.8 million.

During the fiscal year ended January 31, 2012, Autodesk also completed 17 other business combination and technology acquisitions for total cash consideration of approximately $54.8 million. These business combinations and technology acquisitions were not material individually or in aggregate to Autodesk's Consolidated Financial Statements.

The following table summarizes the fair value of the assets acquired and liabilities assumed by major class for each of the business combinations and technology acquisitions completed during the fiscal year ended January 31, 2012:

	Scaleform	Blue Ridge	Instructables	MAP	Turbo Squid	T-Splines	Other
Developed technologies	$ 5.9	$ 6.0	$ 0.4	$ 2.5	$ 26.0	$ 2.1	$ 21.7
Customer relationships	4.4	9.2	0.2	2.0	—	0.7	3.9
Trade name	1.4	1.1	1.6	0.9	—	0.4	1.2
User List	—	—	5.1	—	—	—	—
Patent	3.6	—	—	—	—	—	—
In-process research and development	0.6	0.6	—	—	—	—	—
Goodwill	22.6	22.3	24.4	12.7	—	19.8	28.3
Deferred Revenue	—	(1.2)	—	—	—	—	—
Deferred tax asset (liability)	(2.5)	(3.6)	(1.6)	(1.6)	—	—	0.2
Net tangible assets (liabilities)	0.2	6.8	0.1	6.5	—	—	(0.5)
Total	$ 36.2	$ 41.2	$ 30.2	$ 23.0	$ 26.0	$ 23.0	$ 54.8

6. Deferred Compensation

At January 31, 2013, Autodesk had marketable securities totaling $753.2 million, of which $35.3 million related to investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans. The total related deferred compensation liability was $35.3 million at January 31, 2013, of which $3.9 million was classified as current and $31.4 million was classified as non-current liabilities. The value of debt and equity securities held in the rabbi trust at January 31, 2012 was $31.5 million. The total related deferred compensation liability at January 31, 2012 was $31.5 million, of which $3.2 million was classified as current and $28.3 million was classified as non-current liabilities. The current and non-current portions of the liability are recorded in the Consolidated Balance Sheets under "Accrued compensation" and "Other liabilities," respectively.

7. Borrowing Arrangements

In December 2012, Autodesk issued $400.0 million aggregate principal amount of 1.95% senior notes due December 15, 2017 and $350.0 million aggregate principal amount of 3.6% senior notes due December 15, 2022, (collectively, the "Senior Notes"). Autodesk received net proceeds of $739.3 million from issuance of the Senior Notes, net of a discount of $4.5 million and issuance costs of $6.1 million. Both the discount and issuance costs are being amortized to interest expense over the respective terms of the Senior Notes using the effective interest method. In the fourth quarter of fiscal 2013, Autodesk used a portion of the proceeds to re-pay the outstanding balance of the credit facility. The remaining proceeds from the Senior Notes are available for general corporate purposes. Autodesk may redeem the Senior Notes at any time, subject to a make whole premium. In addition, upon the occurrence of certain change of control triggering events, Autodesk may be required to repurchase the Senior Notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The Senior Notes contain restrictive covenants that limit our ability to create certain liens, to enter into certain sale and leaseback transactions and to consolidate or merge with, or convey, transfer or lease all or substantially all of our assets, subject to significant qualifications and exceptions. Based on quoted market prices, the fair value of the Senior Notes was approximately $743.3 million as of January 31, 2013.

During the fiscal year 2012, Autodesk entered into a credit agreement that provides for a $400.0 million unsecured revolving credit facility, with an option to request an increase in the amount of the credit facility by up to an additional $100.0 million. The credit agreement contains customary covenants that could restrict the imposition of liens on Autodesk's assets, and restrict the Company's ability to incur additional indebtedness or make dispositions of assets if Autodesk fails to maintain the financial covenants. During the fiscal year ended January 31, 2013, Autodesk borrowed $110.0 million under the credit facility, which was repaid in the fourth quarter of fiscal 2013 with a portion of the net proceeds from the sale of the Senior Notes. At January 31, 2013 and January 31, 2012, Autodesk had no outstanding borrowings on this line of credit, which expires in May 2016.

8. Commitments and Contingencies

Lease commitments

Autodesk leases office space and computer equipment under non-cancellable operating lease agreements that expire at various dates through September 2021. The leases generally provide that Autodesk pay taxes, insurance and maintenance expenses related to the leased assets. Certain of these lease arrangements contain escalation clauses whereby monthly rent increases over time. At January 31, 2013, the aggregate future minimum lease payments required were as follows:

2014	$ 58.9
2015	53.6
2016	44.8
2017	36.1
2018	32.7
Thereafter	63.2
	289.3
Less: Sublease income	1.8
	$ 287.5

Rent expense related to these operating leases recognized on a straight-line basis over the lease period, was as follows:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Rent expense	$ 56.1	$ 53.0	$ 52.1

Purchase commitments

In the normal course of business, Autodesk enters into various purchase commitments for goods or services. Total non-cancellable purchase commitments as of January 31, 2013 were approximately $48.7 million for periods through fiscal 2015 These purchase commitments primarily result from contracts for the acquisition of IT infrastructure, marketing and software development services.

Autodesk has certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under cost of license and other revenue on Autodesk's Consolidated Statements of Operations, was $16.4 million in fiscal 2013, $16.5 million in fiscal 2012 and $12.8 million in fiscal 2011.

Indemnifications

In the normal course of business, Autodesk provides indemnifications of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of its products or services. Autodesk accrues for known indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these indemnifications have not been significant, and because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

In connection with the purchase, sale or license of assets or businesses with third parties, Autodesk has entered into or assumed customary indemnification agreements related to the assets or businesses purchased, sold or licensed. Historically, costs related to these indemnifications have not been significant, and because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

As permitted under Delaware law, Autodesk has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at Autodesk's request in such capacity. The maximum

potential amount of future payments Autodesk could be required to make under these indemnification agreements is unlimited; however, Autodesk has directors' and officers' liability insurance coverage that is intended to reduce its financial exposure and may enable Autodesk to recover a portion of any future amounts paid. Autodesk believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

Autodesk is involved in a variety of claims, suits, investigations and proceedings in the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution, business practices and other matters. In the Company's opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect the Company's results of operations, cash flows or financial position in a particular period, however, based on the information known by the Company as of the date of this filing and the rules and regulations applicable to the preparation of the Company's financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

9. Stockholders' Equity

Preferred Stock

Under Autodesk's Certificate of Incorporation, 2.0 million shares of preferred stock are authorized. At January 31, 2013, there were no preferred shares issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common Stock Repurchase Programs

Autodesk has a stock repurchase program that is used largely to help offset the dilution from the issuance of stock under the Company's employee stock plans, reduce shares over time as facts and circumstances warrant and for such other purposes as may be in the interests of Autodesk and its stockholders, and has the effect of returning excess cash generated from the Company's business to stockholders. Autodesk repurchased and retired 12.5 million shares in fiscal 2013 at an average repurchase price of $34.50 per share, 9.7 million shares in fiscal 2012 at an average repurchase price of $33.71 per share and 9.0 million shares in fiscal 2011 at an average repurchase price of $31.13.

At January 31, 2013, 32.2 million shares remained available for repurchase under repurchase plans approved by the Board of Directors. This amount includes the 30.0 million share increase approved by the Board of Directors in June 2012. In fiscal 2013, 2012 and 2011, Autodesk repurchased its common stock through open market purchases. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the number of employee stock option exercises, stock issuance, the trading price of Autodesk common stock, cash on hand and available in the United States, and company defined trading windows.

10. Interest and Other Income, net

Interest and other income, net, consists of the following:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Interest and investment income, net (1)	$ 4.9	$ 5.4	$ 8.9
Gain (loss) on foreign currency	1.2	(1.1)	(14.0)
(Loss) gain on strategic investments (1)	(4.0)	0.3	2.0
Other income	2.0	2.7	3.7
Interest and other income, net	$ 4.1	$ 7.3	$ 0.6

(1) For comparability, the presentation of the balances at January 31, 2012 and January 31, 2011 was adjusted to align to current year presentation.

11. Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income, net of taxes, was comprised of the following at January 31:

	2013	2012	2011
Net gain (loss) on derivative instruments	$ 2.8	$ 9.2	$ (0.8)
Net unrealized gain on available-for-sale securities	4.6	2.6	2.4
Unfunded portion of pension plans	(14.7)	(8.6)	(9.8)
Foreign currency translation adjustments	1.6	2.7	7.6
Accumulated other comprehensive (loss) income	$ (5.7)	$ 5.9	$ (0.6)

12. Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding for the period, including restricted stock awards and excluding stock options and restricted stock units. Diluted net income per share is based upon the weighted average shares of common stock outstanding for the period and potentially dilutive common shares, including the effect of stock options and restricted stock units under the treasury stock method. The following table sets forth the computation of the numerators and denominators used in the basic and diluted net income per share amounts:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Numerator:			
Net income	$ 247.4	$ 285.3	$ 212.0
Denominator:			
Denominator for basic net income per share—weighted average shares	226.4	227.7	227.6
Effect of dilutive securities	5.3	5.6	6.6
Denominator for dilutive net income per share	231.7	233.3	234.2
Basic net income per share	$ 1.09	$ 1.25	$ 0.93
Diluted net income per share	$ 1.07	$ 1.22	$ 0.90

The computation of diluted net income per share does not include shares that are anti-dilutive under the treasury stock method because their exercise prices are higher than the average market value of Autodesk's stock during the fiscal year. For the fiscal years ended January 31, 2013, 2012 and 2011, 9.6 million, 12.9 million and 19.3 million potentially anti-dilutive shares, respectively, were excluded from the computation of net income per share.

13. Segments

Autodesk reports segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company's reportable segments. Autodesk reported based on four reportable operating segments: PSEB, AEC, MFG and M&E. Autodesk has no material inter-segment revenue.

The PSEB, AEC and MFG segments derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. Autodesk's M&E segment derives revenue from the sale of products to creative professionals, post-production facilities and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming.

PSEB includes Autodesk's design product, AutoCAD. Autodesk's AutoCAD product is a platform product that underpins the Company's design product offerings for the industries it serves. For example, AEC and MFG offer tailored versions of AutoCAD software for the industries they serve. Autodesk's AutoCAD product also provides a platform for Autodesk's developer partners to build custom solutions for a range of diverse design-oriented markets. PSEB's revenue primarily includes

revenue from sales of licenses of Autodesk's design products, AutoCAD and AutoCAD LT, as well as the Autodesk Design Suite and many other design products, including consumer design products.

AEC software products help to improve the way building, civil infrastructure, process plant and construction projects are designed, built and managed. A broad portfolio of solutions enables greater efficiency, accuracy and sustainability across the entire project lifecycle. Autodesk AEC solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, sustainable design analysis applications, and collaborative project management solutions. BIM, an integrated process for building and infrastructure design, analysis, documentation and construction, uses consistent, coordination information to improve communication and collaboration between the extended project team. AEC provides a comprehensive portfolio of BIM solutions that help customers deliver projects faster and more economically, while minimizing environmental impact. AEC's revenue primarily includes revenue from the sales of licenses of Autodesk Building Design Suites, Autodesk Revit, AutoCAD Civil 3D and AutoCAD Map 3D.

MFG provides the manufacturers in automotive and transportation, industrial machinery, consumer products and building products with comprehensive digital prototyping solutions that brings together design data from all phases of the product development process to develop a single digital model created in Autodesk Inventor software. Autodesk's solutions for digital prototyping enable a broad group of manufacturers to realize benefits with minimal disruption to existing workflows. MFG's revenue primarily includes revenue from the sales of licenses of Autodesk Product Design Suites, AutoCAD Mechanical Autodesk Inventor and Autodesk Moldflow products.

M&E is comprised of two product groups: Animation, including design visualization, and Creative Finishing. Animation products, such as Autodesk Maya, Autodesk 3ds Max, and the Autodesk Entertainment Creation Suites, provide tools for digital sculpting, modeling, animation, effects, rendering and compositing, for design visualization, visual effects and games production. Creative Finishing products provide editing, finishing and visual effects design and color grading.

All of Autodesk's reportable segments distribute their respective products primarily through authorized resellers and distributors and, to a lesser extent, through direct sales to end-users.

The accounting policies of the reportable segments are the same as those described in Note 1, "Business and Summary of Significant Accounting Policies." Autodesk evaluates each segment's performance on the basis of gross profit. Autodesk currently does not separately accumulate and report asset information by segment, except for goodwill, which is disclosed in Note 1, "Business and Summary of Significant Accounting Policies."

Information concerning the operations of Autodesk's reportable segments is as follows:

	Fiscal year ended January 31,		
	2013	2012	2011
Net revenue:			
Platform Solutions and Emerging Business	$ 849.7	$ 833.1	$ 716.2
Architecture, Engineering and Construction	694.3	626.4	568.0
Manufacturing	573.8	540.3	470.0
Media and Entertainment	194.4	215.8	197.6
	$ 2,312.2	$ 2,215.6	$ 1,951.8
Gross profit:			
Platform Solutions and Emerging Business	$ 795.2	$ 788.0	$ 678.9
Architecture, Engineering and Construction	635.4	569.7	517.6
Manufacturing	531.4	496.1	439.5
Media and Entertainment	156.6	174.6	153.9
Unallocated(1)	(44.9)	(41.9)	(34.7)
	$ 2,073.7	$ 1,986.5	$ 1,755.2
Depreciation, amortization and accretion:			
Platform Solutions and Emerging Business	$ 1.8	$ 1.8	$ 3.0
Architecture, Engineering and Construction	0.2	0.7	1.6
Manufacturing	0.5	1.7	2.3
Media and Entertainment	0.4	0.5	1.1
Unallocated	124.9	110.8	97.4
	$ 127.8	$ 115.5	$ 105.4

(1) Unallocated amounts primarily relate to corporate expenses and other costs and expenses that are managed outside the reportable segments, including stock-based compensation expense.

Information regarding Autodesk's operations by geographic area is as follows:

	Fiscal year ended January 31,		
	2013	2012	2011
Net revenue:			
Americas			
U.S.	$ 672.1	$ 631.0	$ 561.6
Other Americas	164.1	167.5	139.9
Total Americas	836.2	798.5	701.5
Europe, Middle East and Africa	868.5	862.2	782.8
Asia Pacific			
Japan	278.3	240.5	200.6
Other Asia Pacific	329.2	314.4	266.9
Total Asia Pacific	607.5	554.9	467.5
Total net revenue	$ 2,312.2	$ 2,215.6	$ 1,951.8

	January 31,	
	2013	2012
Long-lived assets (1):		
Americas		
U.S. (2)	$ 964.0	$ 747.9
Other Americas (2)	39.6	83.8
Total Americas	1,003.6	831.7
Europe, Middle East and Africa		
Switzerland	35.1	37.7
Other Europe, Middle East and Africa	133.3	83.4
Total Europe, Middle East and Africa	168.4	121.1
Asia Pacific	50.1	50.5
Total long-lived assets	$ 1,222.1	$ 1,003.3

(1) Long-lived assets exclude deferred tax assets and marketable securities.
(2) For comparability, the presentation of the balances at January 31, 2012 was adjusted to align to current year presentation.

14. Retirement Benefit Plans

Pretax Savings Plan

Autodesk has a 401(k) plan that covers nearly all U.S. employees. Eligible employees may contribute up to 50% of their pretax salary, subject to limitations mandated by the Internal Revenue Service. Autodesk makes voluntary cash contributions and matches a portion of employee contributions in cash. Autodesk's contributions were $7.9 million in fiscal 2013, $7.3 million in fiscal 2012 and $6.7 million in fiscal 2011. Autodesk does not allow participants to invest in Autodesk common stock through the 401(k) plan.

Other Plans

Autodesk provides certain defined benefit pension plans to employees primarily located in countries outside of the U.S. The Company deposits funds for specific plans, consistent with the requirements of local law, with insurance companies or third-party trustees, and accrues for the unfunded portion of the obligation, where material. The assumptions used in calculating the obligation for these plans depend on the local economic environment. The net liability related to the funded status of the plans was approximately $24.0 million and $18.0 million as of January 31, 2013 and 2012, respectively. The projected benefit obligation was $61.5 million and $52.8 million as of January 31, 2013 and 2012, respectively. The related fair value of plan assets was $37.5 million and $34.8 million as of January 31, 2013 and 2012, respectively. Autodesk's practice is to fund the pension plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The assets of the plans are primarily invested in high quality fixed income investments. Autodesk's contributions were approximately $5.4 million, $4.2 million and $3.5 million in fiscal 2013, 2012 and 2011, respectively. As of January 31, 2013, Autodesk's estimated future benefit payments are an aggregate $10.6 million for fiscal 2014 through fiscal 2018 and an aggregate of $8.4 million for fiscal 2019 through fiscal 2023. Autodesk recorded $14.7 million and $8.2 million of unrealized changes in the unfunded portion of Autodesk's defined benefit plans in fiscal 2013 and fiscal 2012, respectively.

Autodesk also provides defined contribution plans in certain foreign countries where required by statute. Autodesk's funding policy for foreign defined contribution plans is consistent with the local requirements in each country. Autodesk's contributions to these plans were $21.5 million in fiscal 2013, $20.4 million in fiscal 2012 and $13.6 million in fiscal 2011.

In addition, Autodesk offers a non-qualified deferred compensation plan to certain key employees whereby they may defer a portion (or all) of their annual compensation until retirement or a different date specified by the employee in accordance with terms of the plan. See Note 6, "Deferred Compensation," for further discussion.

15. Restructuring Reserves

During the third quarter of fiscal 2013, the Board of Directors of the Company approved a world-wide restructuring plan in line with the Company's strategy, including its continuing shift to cloud and mobile computing. The plan included a reduction of approximately 500 positions and the consolidation of eight leased facilities with a total cost of up to $52.0 million.

During fiscal 2013, Autodesk recorded a restructuring charge of $43.9 million. Of this amount, $40.6 million were recorded for one-time termination benefits and other costs and $3.3 million was recorded for facilities-related costs. The termination benefits and facility related liabilities have been substantially paid as of fiscal year ended January 31, 2013. Autodesk expects to pay the remainder of the termination benefits and facility related liabilities through the fourth quarter of fiscal 2019.

The following table sets forth the restructuring activities for the fiscal years ended January 31, 2013 and 2012:

	Balances, January 31, 2012	Additions	Payments	Adjustments(1)	Balances, January 31, 2013
Fiscal 2013 Plan					
Employee termination costs	$ —	$ 41.0	$ (36.1)	$ (0.4)	$ 4.5
Lease termination and asset costs	—	3.3	(0.5)	—	2.8
Total	$ —	$ 44.3	$ (36.6)	$ (0.4)	$ 7.3
Current portion(2)	$ —				$ 5.8
Non-current portion(2)	—				1.5
Total	$ —				$ 7.3

(1) Adjustments include the impact of foreign currency translation.
(2) The current and non-current portions of the reserve are recorded in the Consolidated Balance Sheets under "Other accrued liabilities" and "Other liabilities," respectively.

	Balances, January 31, 2011	Additions	Payments	Adjustments(1)	Balances, January 31, 2012
Fiscal 2011 Plan					
Employee termination costs	$ 1.5	$ —	$ (1.5)	$ —	$ —
Fiscal 2010 Plan					
Employee termination costs	—	—	—	—	—
Lease termination and asset costs	1.7	—	(1.1)	(0.3)	0.3
Fiscal 2009 Plan					
Employee termination costs	—	—	—	—	—
Lease termination and asset costs	2.8	—	(0.9)	(1.3)	0.6
Other					
Employee termination costs	—	—	—	—	—
Lease termination costs	2.6	—	(0.8)	(0.3)	1.5
Total	$ 8.6	$ —	$ (4.3)	$ (1.9)	$ 2.4
Current portion(2)	$ 4.8				$ 1.1
Non-current portion(2)	3.8				1.3
Total	$ 8.6				$ 2.4

(1) Adjustments include the impact of foreign currency translation.
(2) The current and non-current portions of the reserve are recorded in the Consolidated Balance Sheets under "Other accrued liabilities" and "Other liabilities," respectively.

16. Selected Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal 2013 and 2012 is as follows:

2013	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$ 588.6	$ 568.7	$ 548.0	$ 606.9	$ 2,312.2
Gross profit	529.8	508.9	490.1	544.9	2,073.7
Income from operations	94.0	92.9	34.4	84.6	305.9
Provision for income taxes	(18.6)	(27.5)	(4.9)	(11.6)	(62.6)
Net income	78.9	64.6	29.4	74.5	247.4
Basic net income per share	$ 0.35	$ 0.28	$ 0.13	$ 0.33	$ 1.09
Diluted net income per share	$ 0.34	$ 0.28	$ 0.13	$ 0.32	$ 1.07
Income from operations includes the following items:					
Stock-based compensation expense	$ 33.4	$ 33.5	$ 51.9	$ 37.5	$ 156.3
Amortization of acquisition related intangibles	17.6	17.5	23.7	23.0	81.8
Restructuring charges, net	—	—	36.7	7.2	43.9

2012	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$ 528.3	$ 546.3	$ 548.6	$ 592.4	$ 2,215.6
Gross profit	473.7	488.9	489.0	534.9	1,986.5
Income from operations	78.6	95.0	90.2	91.8	355.6
Provision for income taxes	(15.2)	(23.0)	(18.5)	(20.9)	(77.6)
Net income	69.3	71.2	72.8	72.0	285.3
Basic net income per share	$ 0.30	$ 0.31	$ 0.32	$ 0.32	$ 1.25
Diluted net income per share	$ 0.29	$ 0.30	$ 0.32	$ 0.31	$ 1.22
Income from operations includes the following items:					
Stock-based compensation expense	$ 25.9	$ 27.3	$ 25.6	$ 30.0	$ 108.8
Amortization of acquisition related intangibles	14.6	17.8	19.3	18.6	70.3
Restructuring benefits, net	—	(1.3)	—	—	(1.3)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended January 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autodesk, Inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California
March 18, 2013

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited Autodesk, Inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autodesk, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autodesk, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autodesk, Inc. as of January 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity for each of the three years in the period ended January 31, 2013 of Autodesk, Inc. and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California
March 18, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms; and (ii) is accumulated and communicated to Autodesk's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended January 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* Our management has concluded that, as of January 31, 2013, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an audit report on our internal control over financial reporting, which is included in Item 8 herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Autodesk have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Annual Report because we will file a definitive proxy statement pursuant to Regulation 14A for our Annual Meeting of Stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report (the "Proxy Statement") and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

As a result of the recent internal realignment and changes in responsibilities, our Board has re-evaluated our executive officers. The following sets forth certain information as of March 18, 2013 regarding our executive officers.

Name	Age	Position
Carl Bass	55	President and Chief Executive Officer
Mark J. Hawkins	53	Executive Vice President and Chief Financial Officer
Jan Becker	60	Senior Vice President, Human Resources and Corporate Real Estate
Steve M. Blum	48	Senior Vice President, Worldwide Sales and Services
Pascal W. Di Fronzo	48	Senior Vice President, General Counsel and Secretary

Carl Bass joined Autodesk in September 1993 and has served as President and Chief Executive Officer since May 2006. Mr. Bass served as Interim Chief Financial Officer from August 2008 to April 2009. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. Mr. Bass has also held other executive positions within Autodesk. Mr. Bass was a director of McAfee, Inc. from January 2008 until its acquisition by Intel Corporation in February 2011. Mr. Bass has served on the board of directors of E2open since July 2011.

Mark J. Hawkins joined Autodesk in April 2009 and serves as Executive Vice President and Chief Financial Officer. Prior to joining Autodesk, Mr. Hawkins was Chief Financial Officer and Senior Vice President of Finance and Information Technology at Logitech International S.A. from April 2006 to April 2009. Previously, he was with Dell Inc. for six years, most recently serving as Vice President of Finance for worldwide procurement and logistics. Prior to joining Dell, Mr. Hawkins was employed by Hewlett-Packard Company for 18 years in finance and business-management roles. Mr. Hawkins has served on the Board of BMC Software, Inc. since May 2010.

Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk. Prior to joining Autodesk, Ms. Becker held a variety of senior management positions at Sun Microsystems. Prior to Sun Microsystems, Ms. Becker worked both domestically and internationally at a number of high-tech organizations, including Activision, Digital Equipment Corporation and Hewlett-Packard Company.

Steven M. Blum joined Autodesk in January 2003 and has served as Senior Vice President, Worldwide Sales and Services since February 2011. From January 2003 to February 2011, he served as senior vice president of Americas Sales. Prior to this position, Blum was Executive Vice President of Sales and Account Management for Parago, Inc. Blum also held positions at Mentor Graphics, most recently serving as Vice President of America's sales. Before joining Mentor Graphics, he held engineering and sales positions at NCR Corporation and Advanced Micro Devices.

Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007, Mr. Di Fronzo served as Vice President, General Counsel and Secretary, and served as Vice President, Assistant General Counsel and Assistant Secretary from March 2005 through March

2006. Previously, Mr. Di Fronzo served in other business and legal capacities in our Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.

There is no family relationship among any of our directors or executive officers.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the section entitled "Corporate Governance" and "Executive Compensation," in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management," and "Executive Compensation—Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance—Independence of the Board of Directors" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal Two—Ratification of the Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: The information concerning Autodesk's financial statements, and Report of Ernst & Young LLP, Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedule*: The following financial statement schedule of Autodesk, Inc., for the fiscal years ended January 31, 2013, 2012 and 2011, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Autodesk, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into the Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses or Revenues	Deductions and Write-Offs	Balance at End of Year
		(in millions)		
Fiscal Year ended January 31, 2013				
Allowance for doubtful accounts	$ 5.5	$ 1.5	$ 1.4	$ 5.6
Product returns reserves	5.8	25.8	26.7	4.9
Restructuring	2.4	45.1	38.6	8.9
Fiscal Year ended January 31, 2012				
Allowance for doubtful accounts	$ 4.2	$ 2.4	$ 1.1	$ 5.5
Product returns reserves	10.6	32.7	37.5	5.8
Restructuring	8.6	—	6.2	2.4
Fiscal Year ended January 31, 2011				
Allowance for doubtful accounts	$ 4.6	$ (0.3)	$ 0.1	$ 4.2
Product returns reserves	11.8	38.9	40.1	10.6
Restructuring	19.4	13.7	24.5	8.6

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTODESK, INC.

By: /S/ CARL BASS

Carl Bass

President and Chief Executive Officer

Dated: March 18, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl Bass and Mark J. Hawkins each as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of March 18, 2013.

Signature	Title
/s/ CARL BASS Carl Bass	President and Chief Executive Officer (Principal Executive Officer)
/s/ MARK J. HAWKINS Mark J. Hawkins	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ CRAWFORD W. BEVERIDGE Crawford W. Beveridge	Director (Non-executive Chairman of the Board)
/s/ J. HALLAM DAWSON J. Hallam Dawson	Director
/s/ PER-KRISTIAN HALVORSEN Per-Kristian Halvorsen	Director
/s/ MARY T. MCDOWELL Mary T. McDowell	Director
/s/ LORRIE M. NORRINGTON Lorrie M. Norrington	Director
/s/ CHARLES ROBEL Charles Robel	Director
/s/ STACY J. SMITH Stacy J. Smith	Director
/s/ STEVEN M. WEST Steven M. West	Director

Index to Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Registrant *(incorporated by reference to Exhibit 3.1 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006)*
3.2	Amended and Restated Bylaws of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Current Report on Form 8-K filed on March 29, 2011*)
4.1	Indenture dated December 13, 2012, by and between Autodesk, Inc. and U.S. Bank National Association (*incorporated by reference to Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K filed on December 13, 2012*)
4.2	First Supplemental Indenture (including Form of Notes) dated December 13, 2012, by and between Autodesk, Inc. and U.S. Bank National Association. (*incorporated by reference to Exhibit 4.2 filed with the Registrant's Current Report on Form 8-K filed on December 13, 2012*)
10.1*	Registrant's 1996 Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005*)
10.2*	Registrant's 1996 Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.3*	Registrant's 1998 Employee Qualified Stock Purchase Plan, as amended on June 10, 2010 *(filed herewith)*
10.4*	Registrant's 1998 Employee Qualified Stock Purchase Plan Forms of Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.5*	Registrant's 1998 Employee Qualified Stock Purchase Plan Form of Agreement (non-U.S. Employees) (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.6*	Registrant's 2000 Directors' Option Plan, as amended (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.7*	Registrant's 2000 Directors' Option Plan Forms of Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.8*	Registrant's 2006 Employee Stock Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on November 15, 2005*)
10.9*	Registrant's 2006 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 20, 2007*)
10.10*	Registrant's 2008 Employee Stock Plan, as amended and restated (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010)*
10.11*	Registrant's 2008 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.12*	Registrant's 2008 Employee Stock Plan Form of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on February 6, 2009*)
10.13*	Registrant's 2008 Employee Stock Plan Forms of Restricted Stock Unit Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.14*	Registrant's 2008 Employee Stock Plan Forms of Agreement (non-U.S. Employees) (*incorporated by reference to Exhibit 10.14 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)

Exhibit No.	Description
10.15*	Registrant's 2012 Employee Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on January 6, 2012*)
10.16*	Registrant's 2012 Employee Stock Plan Form of Restricted Stock Unit Agreement (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Current Report on Form 8-K filed on March 13, 2012*)
10.17*	Registrant's 2012 Employee Stock Plan Form of Stock Option Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on March 13, 2012*)
10.18*	Registrant's 2012 Employee Stock Plan Form of Stock Option Agreement (non-U.S. Employees) *(incorporated by reference to Exhibit 10.4 filed with the Registrant's Current Report on Form 8-K filed on March 13, 2012)*
10.19*	Text of amendment to certain stock option agreements (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on September 22, 2006*)
10.20*	Amendments to certain stock option agreements (*incorporated by reference to Exhibit 10.16 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.21*	Registrant's 2010 Outside Directors' Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 16, 2009*)
10.22*	Autodesk, Inc. 2010 Outside Directors' Stock Plan Form of Stock Option Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on March 31, 2010*)
10.23*	Autodesk, Inc. 2010 Outside Directors' Stock Plan Form of Restricted Stock Award Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on March 31, 2010*)
10.24*	Registrant's 2012 Outside Directors' Stock Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on January 6, 2012*)
10.25*	Registrant's 2012 Outside Directors' Stock Plan Form of Restricted Stock Unit Agreement *(incorporated by reference to Exhibit 10.5 filed with the Registrant's Current Report on Form 8-K filed on March 13, 2012)*
10.26*	Form of Promise to Make Cash Payment and Option Amendment (U.S. Employees) (*incorporated by reference to Exhibit 99.1 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007*)
10.27*	Form of Promise to Make Cash Payment and Option Amendment (Canadian Employees) (*incorporated by reference to Exhibit 99.2 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007*)
10.28*	Registrant's Executive Incentive Plan, as amended and restated (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 14, 2010*)
10.29*	Registrant's 2005 Non-Qualified Deferred Compensation Plan, as amended and restated, effective as of January 1, 2008, as further amended and restated, effective as of December 31, 2008, as further amended and restated, effective as of January 1, 2010 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009)*
10.30*	Participants, target awards and payout formulas for fiscal year 2012 under the Registrant's Executive Incentive Plan (*incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 13, 2012*)
10.31*	Executive Change in Control Program, as amended and restated (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current report on Form 8-K filed on December 15, 2010*)
10.32*	Sub-Plan of the Autodesk, Inc. 1998 Employee Qualified Stock Purchase Plan, as amended and restated (*filed herewith*)
10.33*	Form of Indemnification Agreement executed by Autodesk and each of its officers and directors (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.34*	Second Amended and Restated Employment Agreement between Registrant and Carl Bass dated March 8, 2012 (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on March 13, 2012*)
10.35*	Relocation Policy Addendum for Mark Hawkins (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 21, 2011*)

Exhibit No.	Description
10.36*	Registrant's Equity Incentive Deferral Plan as amended and restated effective as of June 12, 2008 (*incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008*)
10.37*	Amendment to Registrant's Equity Incentive Deferral Plan effective as of February 17, 2012 *(incorporated by reference to Exhibit 10.37 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2012)*
10.38*	Description of Sales Commission Plan (*incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 13, 2012*)
10.39	Office Lease between Registrant and the J.H.S. Trust for 111 McInnis Parkway, San Rafael, CA, as amended (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004*)
10.40	Fourth Amendment to Lease between Registrant and the J.H.S. Holdings L.P. for 111 McInnis Parkway, San Rafael, CA *(incorporated by reference to Exhibit 10.30 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2010)*
10.41	Credit Agreement between Registrant and CITIBANK, N.A. dated as of May 26, 2011 (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on May 27, 2011*)
21.1	List of Subsidiaries *(filed herewith)*
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) *(filed herewith)*
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (*filed herewith*)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (*filed herewith*)
32.1†	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *(filed herewith)*
101.INS ††	XBRL Instance Document
101.SCH ††	XBRL Taxonomy Extension Schema
101.CAL ††	XBRL Taxonomy Extension Calculation Linkbase
101.DEF ††	XBRL Taxonomy Extension Definition Linkbase
101.LAB ††	XBRL Taxonomy Extension Label Linkbase
101.PRE ††	XBRL Taxonomy Extension Presentation Linkbase

* Denotes a management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Autodesk, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†† The financial information contained in these XBRL documents is unaudited.

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Board of Directors

Carl Bass
President and Chief Executive Officer, Autodesk, Inc.

Crawford W. Beveridge
non-Executive Chairman of the Board, Autodesk, Inc.

J. Hallam Dawson

Per-Kristian Halvorsen

Thomas Georgens

Mary T. McDowell

Lorrie M. Norrington

Charles J. Robel*

Stacy J. Smith

Steven M. West

Company Executive Officers

Carl Bass
President and Chief Executive Officer

Jan Becker
Senior Vice President, Human Resources and Corporate Real Estate

Steven M. Blum
Senior Vice President, Worldwide Sales and Services

Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

Mark J. Hawkins
Executive Vice President and Chief Financial Officer

Corporate Headquarters

Worldwide Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

Asia Pacific Headquarters
Autodesk Asia Pte Ltd
3 Fusionopolis Way
#10-21 Symbiosis
Singapore 138633
Singapore

European Headquarters
Autodesk Development Sàrl
Rue du Puits-Godet 6
Case Postale 35
2002 Neuchâtel
Switzerland

Legal Counsel

Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
USA

Transfer Agent

Computershare Trust Company N.A.
350 Indiana Street, Suite 750
Golden, CO 80401
USA

Independent Registered Public Accounting Firm

Ernst & Young, LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105
USA

* Mr. Robel has informed the Board of Directors that he will not seek re-election to the Board of Directors at the 2013 Annual Meeting of Stockholders

Notice of Annual Meeting

Held at Autodesk, Inc.'s San Francisco office at The Landmark at One Market Street, 2nd Floor, San Francisco, California, USA, June 13, 2013, 3:00 p.m. Pacific time.

Investor Relations

For more information, including copies of this annual report free of charge, write to us at: Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, USA; Phone us at +1-415-507-6705; email us at investor.relations@autodesk.com; or visit our website at: www.autodesk.com.


AUTODESK.

Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903


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